Filed Pursuant to Rule 424(b)3 Registration No. 333-113534

4750 Clairton Boulevard

Pittsburgh, Pennsylvania 15236

Merger Proposal—Your Vote is Very Important

Dear Fellow Stockholder:

The board of directors of GA Financial, Inc. has called a special meeting of the stockholders to approve and adopt a merger agreement providing for the merger of GA Financial with First Commonwealth Financial Corporation. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of GA Financial stock will be converted into the right to receive $35.00 in cash or a number of whole shares of First Commonwealth common stock determined by dividing $35.00 by the average closing price of the First Commonwealth stock during a specified period preceding the merger. We anticipate that the merger will be tax-free to the extent that you receive First Commonwealth stock in exchange for your shares, and taxable to the extent that you receive cash.

You will have the opportunity to elect to receive cash, First Commonwealth stock or a combination of cash and First Commonwealth stock for your GA Financial shares. The merger agreement provides that 40% of the total merger consideration will be paid in cash and 60% will be paid in First Commonwealth stock. If GA Financial stockholders make elections that would result in a different allocation of the total consideration, adjustments will be made to achieve the 40%/60% proportion required by the merger agreement and, in that event, some GA Financial stockholders would receive a portion of their total consideration in a form they did not elect. However, if cash is undersubscribed, First Commonwealth may choose to reduce the percentage of the aggregate consideration that is paid in cash to allow all or a greater percentage of stock election shares to be converted into shares of First Commonwealth stock.

First Commonwealth stock is listed on the New York Stock Exchange under the symbol “FCF.” On April 15, 2004, First Commonwealth stock closed at $14.23 per share. Assuming that $14.23 was the average closing price during the averaging period, you would receive, for each share of GA Financial stock that you own, either $35.00 in cash or 2.46 shares of First Commonwealth stock. The final conversion ratio cannot be determined until the closing date of the merger.

We cannot complete the merger unless it is approved by the GA Financial stockholders at the special meeting. Whether or not you plan to attend the special meeting, please take the time to complete and mail the enclosed proxy card.

Under Delaware law, our stockholders have dissenters’ rights with respect to the merger. As described more fully in the attached proxy statement/prospectus, if you wish to exercise those rights rather than receiving the $35.00 per share payable in the merger, you must submit a notice in advance of the meeting and not vote in favor of the merger.

Based on our reasons for the merger described in this proxy statement/prospectus, our board of directors believes that the merger is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote FOR approval of the merger agreement.

The accompanying proxy statement/prospectus describes the special meeting, the merger, and other related matters. Please read the entire document carefully, including the discussion of “Risk Factors” beginning on page 15.

We look forward to seeing you at the special meeting.

Very truly yours,

John M. Kish

Chairman of the Board and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First Commonwealth stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. The shares of First Commonwealth stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated April 16, 2004, and is first being mailed to GA Financial stockholders on or about April 23, 2004, together with GA Financial’s 2003 Annual Report to Shareholders.

4750 Clairton Boulevard

Pittsburgh, Pennsylvania 15236

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON May 24, 2004

To the Stockholders of GA Financial, Inc.:

Notice is hereby given that a special meeting of stockholders of GA Financial, Inc., a Delaware corporation, will be held at The Bradley House, 5239 Brownsville Road, Pittsburgh, Pennsylvania 15236, on Monday, May 24, 2004, at 10:00 a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt an amended and restated agreement and plan of merger dated as of December 11, 2003, among GA Financial, Inc., First Commonwealth Financial Corporation, a Pennsylvania corporation, Great American Federal, a federal savings association, and First Commonwealth Bank, a Pennsylvania-chartered banking corporation, in the form of Annex A to the proxy statement/prospectus, and to approve the merger of GA Financial with and into First Commonwealth;

2. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3. To transact such other business as may properly come before the meeting.

Only holders of record of GA Financial stock as of the close of business on April 15, 2004 are entitled to notice of, and to vote at, the special meeting. A list of GA Financial stockholders entitled to vote at the special meeting will be available for examination by any GA Financial stockholder at the special meeting and, for a period of ten business days prior to the date of the special meeting, during ordinary business hours, at GA Financial’s corporate offices at 4750 Clairton Boulevard, Pittsburgh, Pennsylvania, 15236.

Whether or not you expect to attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote personally. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is voted at the special meeting.

April 16, 2004	By Order of the Board of Directors,

James V. Dionise
Corporate Secretary

Do not send any stock certificates with the enclosed proxy card. Stock certificates should be sent with your completed Election Form/Letter of Transmittal to The Bank of New York. Whether you vote for or against the proposed merger, please complete and return the Election Form/Letter of Transmittal and your stock certificates before May 21, 2004.

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ANNEXES:
Annex A	– Merger Agreement
Annex B	– Fairness Opinion of Janney Montgomery Scott LLC
Annex C	– Delaware Appraisal Rights Statute

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q: When and where will the special meeting be held?

A: The special meeting will be held at The Bradley House, 5239 Brownsville Road, Pittsburgh, Pennsylvania 15236, on Monday, May 24, 2004, at 10:00 a.m., local time.

Q: What are stockholders being asked to vote on at the special meeting?

A: Stockholders will consider and vote on a proposal to approve and adopt a merger agreement pursuant to which GA Financial will be merged with and into First Commonwealth. If at least a majority of the outstanding shares of GA Financial stock are not present at the meeting in person or by proxy or if there are not sufficient votes at the time of the special meeting to approve the merger agreement, stockholders will consider and vote on a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies.

Q: Who is eligible to vote?

A: Holders of GA Financial stock are eligible to vote their shares at the special meeting if they were holders of record of those shares at the close of business on April 15, 2004. As of that date, there were 5,046,967 shares of GA Financial stock outstanding held by approximately 1,500 holders of record. Each holder of GA Financial stock is entitled to one vote per share.

Q: Can I vote if I hold shares of GA Financial stock in the Great American Federal Employee Stock Ownership Plan?

A: If you are a participant in the Great American Federal Employee Stock Ownership Plan (which we refer to as the ESOP), you will receive with this proxy statement/prospectus a separate voting instruction card for shares of GA Financial stock allocated to your account as a participant or beneficiary under the ESOP. This voting instruction card will direct the trustee of the ESOP how to vote your allocated shares. You should return this voting instruction card to First Bankers Trust, Great American Federal ESOP Trustee, P. O. Box 3566, 2321 Koch’s Lane, Quincy, IL 62305-3566, Attn: Linda Shultz.

The ESOP trustee will vote any allocated shares in the ESOP for which voting instructions have not been received or properly completed and all unallocated shares in the ESOP in the same proportion as the shares for which properly completed voting instructions have been received, subject to the fiduciary duties of the ESOP trustee under applicable law. See “The Special Meeting — Participants in the Great American Federal Employee Stock Ownership Plan” on page 20.

The participants will also receive an election form as to the consideration to be received in the merger. The ESOP participants who do not make an election as to the type of consideration to be received in the merger will be deemed no-election shares and cannot be assured of the type of consideration they will receive in the merger.

Q: What do I need to do now?

A: After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted, then sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the special meeting. You should also complete and return the election form/letter of transmittal that you will receive in a separate mailing, together with your GA Financial stock certificates, to The Bank of New York, the exchange agent for the merger. Do not send your GA Financial stock certificates with your proxy card. Your stock certificates should only be forwarded to The Bank of New York with the election form/letter of transmittal.

Copies of this proxy statement/prospectus and the election form/letter of transmittal will be provided upon request to all persons who become GA Financial stockholders after the record date and prior to the election deadline in order to permit them to make an election.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of GA Financial stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. However, if you hold shares through the Great American Federal ESOP, see “The Special Meeting—Participants in Great American Federal’s Employee Stock Ownership Plan” on page 20 for instructions on how to direct the ESOP trustee to vote your shares.

Q: What vote is required to approve the merger?

A: The merger agreement must be approved by the affirmative vote of holders of at least a majority of the outstanding shares of GA Financial stock. All of the executive officers and directors of GA Financial, who collectively own approximately 5.83% of the outstanding shares of GA Financial stock, have signed voting agreements pursuant to which they have agreed to vote in favor of the merger agreement.

Q: If my shares are held in “street name” (meaning that my shares are held by a broker as nominee), will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted.

Q: What is the effect of not voting or abstaining?

A: Because the merger must be approved by a vote of a majority of the outstanding shares of GA Financial stock, the failure to vote your shares, including the failure to provide instructions to a broker or other custodian, will have the same effect as a vote against the merger. If you sign and send in your proxy card but do not indicate how you want to vote, your shares will be voted in favor of the merger.

Q: Whom should I contact with questions or to obtain additional copies of this proxy statement/prospectus?

A: You should contact James V. Dionise, Chief Financial Officer and Secretary of GA Financial, at 4750 Clairton Boulevard, Pittsburgh, Pennsylvania 15236, (412) 882-9946, with any questions about the merger or the other matters described in the accompanying proxy statement/prospectus.

SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS

This summary, together with the preceding Questions and Answers section, highlights selected information from this proxy statement/prospectus, but does not contain all of the information that is important to you. We have provided cross-references to more complete discussions of the matters described below. To understand the merger and the merger agreement, you should carefully read this entire document and the documents referred to in “Incorporation of Certain Documents by Reference” on page 59. You should pay special attention to the information presented in “Risk Factors” beginning on page 15 and “Cautionary Statement Regarding Forward-Looking Information” beginning on page 17. A copy of the agreement and plan of merger, executed on December 11, 2003 and subsequently amended and restated to correct a procedural error related to the election and proration procedures (which we refer to as the merger agreement), is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement in full, since it is the legal document governing the merger transaction.

You will have the right to receive $35.00 in cash and/or shares of First Commonwealth stock in the merger depending on your election and any proration (Page 22)

If the merger is completed, you will have the right to receive, for each share of GA Financial stock you own, either $35.00 cash, an equivalent value in shares of First Commonwealth stock or a combination of cash and stock.

You may elect to receive a combination of cash and First Commonwealth stock in exchange for your total shares of GA Financial stock, but with respect to each individual share of GA Financial stock, you must elect to receive either all cash or all First Commonwealth stock. The exchange ratio for shares of GA Financial stock that are converted into First Commonwealth stock will be determined by dividing $35.00 by the average closing price of the First Commonwealth stock on the New York Stock Exchange for the ten trading days ending three trading days prior to the closing of the merger. On April 15, 2004, the closing price of First Commonwealth stock on the NYSE was $14.23. Assuming that $14.23 was the average closing price during the averaging period, you would receive, for each share of GA Financial stock that you own, either $35.00 in cash or 2.46 shares of First Commonwealth stock. The final conversion ratio cannot be determined until the closing date of the merger. First Commonwealth will pay cash in lieu of fractional shares based on the average closing price discussed above.

Your election may be subject to proration, and accordingly, you may receive a portion of the merger consideration in a form that you did not elect. The merger agreement provides that no more than 40% of the outstanding shares of GA Financial stock may be converted into the right to receive cash and therefore sets the total amount of cash that First Commonwealth will pay to GA Financial stockholders in connection with the merger. If holders of more than 40% of the outstanding GA Financial stock elect to receive cash or if holders of more than 60% of the outstanding GA Financial stock elect to receive stock, the exchange agent will apply allocation and proration procedures to ensure that the 40% / 60% ratio is achieved. However, if stock is oversubscribed, First Commonwealth has the right, in its discretion, to increase the percentage of the total merger consideration that is paid in the form of First Commonwealth stock to allow all or a greater percentage of stock election shares to be converted into shares of First Commonwealth stock. See “The Merger—Election and Proration Procedures” on page 22.

In order to make an election, you must properly complete and deliver the election form/letter of transmittal that you will receive in a separate mailing (Page 22)

We are sending an election form/letter of transmittal and instructions to you in a separate mailing. If you wish to make an election, you should complete the election form/letter of transmittal and send it to The Bank of New York, which is the exchange agent. For you to make an effective election, your properly executed election form/letter of transmittal must be received by the exchange agent before the election deadline on May 21, 2004.

You must include your GA Financial stock certificates with your election form. Please read the instructions to the election form/letter of transmittal for information on completing that form. Those instructions will also inform you what to do if your stock certificates have been lost, stolen or destroyed.

Do not send your GA Financial stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent in the envelope provided with the election form/letter of transmittal.

Copies of this proxy statement/prospectus and the election form/letter of transmittal will be provided upon request to all persons who become GA Financial stockholders after the record date and prior to the election deadline in order to permit them to make an election.

The merger will be generally tax-free to the extent you receive First Commonwealth stock in the merger and taxable to the extent you receive cash (Page 37)

In general, for United States federal income tax purposes, if you exchange your GA Financial stock solely for cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash received and your adjusted tax basis in your GA Financial stock. We expect that if you receive only First Commonwealth stock in exchange for your shares of GA Financial stock, you generally will not recognize any gain or loss for United States federal income tax purposes. However, you will have to recognize income or gain in connection with cash received in lieu of fractional shares of First Commonwealth common stock. If you receive a combination of cash and First Commonwealth common stock in the merger, you will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all GA Financial stockholders.

GA Financial’s obligation to complete the merger is conditioned on its receipt of a legal opinion concerning the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service, and the Internal Revenue Service could take a different view with respect to the tax treatment of the merger. To review the tax consequences to GA Financial stockholders in greater detail, see “The Merger—Material Federal Income Tax Consequences.” We urge you to consult your tax advisors for a full understanding of the tax consequences of the merger to you.

The board of directors of GA Financial unanimously recommends that you vote FOR approval of the merger agreement (Page 27)

The board of directors of GA Financial has unanimously approved and adopted the merger agreement and recommends that you vote FOR approval of the merger agreement. You should refer to the discussion of the factors the GA Financial board of directors considered in determining whether to approve and adopt the merger agreement beginning on page 27.

GA Financial’s financial advisor believes that the merger consideration is fair to GA Financial stockholders (Page 28)

Among other factors considered in deciding to approve the merger, the GA Financial board of directors received the opinion of its financial advisor, Janney Montgomery Scott LLC, that, as of December 11, 2003 (the date on which the GA Financial board of directors approved the merger agreement), the merger consideration was fair, from a financial point of view, to the holders of GA Financial stock. This opinion was subsequently confirmed in writing as of the date of this proxy statement/prospectus. The opinion dated as of the date of this document is included as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Janney Montgomery Scott in providing its opinion. The opinion of Janney Montgomery Scott is directed to the GA Financial board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. GA Financial has agreed to pay Janney Montgomery Scott a fee for the fairness opinion rendered to the GA Financial board of directors. Based on an offer price of $35.00 per share and a total transaction value of $183.4 million, the total advisory fee would be $1.6 million, of which Janney was paid $389,902 at the time of signing the merger agreement. GA Financial has also agreed to reimburse certain of Janney’s reasonable out-of-pocket expenses incurred in connection with its engagement.

GA Financial’s directors and executive officers have interests in the merger that are different from or in addition to their interests as stockholders (Page 34)

When you consider the GA Financial board of directors’ recommendation to vote FOR the merger agreement, you should be aware that some of the executive officers and directors of GA Financial have interests in the merger as employees and/or directors that are different from, and that may conflict with, your interests as a stockholder. These interests include the following:

•	John M. Kish and Todd L. Cover, each an executive officer of GA Financial, will be entitled under their employment agreements to receive cash severance payments and the continuation of life, medical, dental, vision and disability coverage for a period of three years if their employment is terminated by First Commonwealth or by the executive officer for specified reasons during the one-year period following the merger. The amount of the severance payment is approximately equal to three times (two times in the case of Mr. Cover) the executive’s average annual compensation for the five most recent taxable years. Based on their current annual salaries, the aggregate cash severance amounts for Messrs. Kish and Cover would be approximately $706,641 and $324,428, respectively, if the executive officer’s employment is terminated following the completion of the merger during 2004.

•	Eight officers of Great American Federal, including James V. Dionise, an executive officer of GA Financial, have change of control agreements with Great American Federal which provide for the payment of severance and the continuation of life, medical, dental, vision and disability coverage for a period of three years after a termination of employment for specified reasons during the one-year period following a change of control of GA Financial. The amount of severance payment is approximately equal to two times the executive’s average compensation for the five most recent taxable years. The cash severance payment which would be payable upon termination of Mr. Dionise is estimated to be approximately $347,620, and the aggregate cash severance payments which would be payable upon termination to the seven other officers with change in control agreements are estimated to be approximately $1,434,674.

•	The outstanding options to purchase GA Financial common stock held by directors, officers and employees of GA Financial will be converted, at the election of each option holder, into cash or options to acquire shares of First Commonwealth stock, adjusted to account for the conversion ratio in the merger. All unvested GA Financial stock options will become vested and exercisable upon consummation of the merger.

•	The outstanding stock award shares held by directors, officers and employees of GA Financial will be converted, at the election of each stockholder, into cash or shares of First Commonwealth stock, adjusted to account for the conversion ratio in the merger. All unvested GA Financial stock will become vested upon consummation of the merger.

•	The merger agreement requires First Commonwealth to indemnify directors, officers, employees and agents of GA Financial against claims relating to their service as such for periods prior to the completion of the merger and to provide directors’ and officer’s insurance against such claims.

•	First Commonwealth has agreed to maintain Great American Federal’s bank-owned life insurance program for directors and officers of Great American Federal and to provide substantially equivalent coverage in the event First Commonwealth is required by law to terminate such insurance with respect to any such director and/or officer.

•	First Commonwealth has agreed to appoint Robert J. Ventura, a current director of GA Financial, to the board of directors of First Commonwealth as of the effective time of the merger.

•	First Commonwealth has agreed to appoint all current directors of GA Financial (other than Mr. Ventura, who will be appointed to First Commonwealth’s board of directors) to the Pittsburgh regional advisory board of First Commonwealth Bank for a period of at least one year after the merger. Each director will be paid a quarterly retainer of $4,200 and a fee of $400 for each meeting that he or she attends.

The GA Financial board of directors recognized these interests and determined that they did not negatively affect the benefits of the merger to the GA Financial stockholders.

We must receive the approval of state and federal regulatory agencies before we can complete the merger (Page 50)

The merger must be approved by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. In addition, Great American Federal must provide notice of the merger to the Office of Thrift Supervision. Each of these approvals has been obtained, subject to customary conditions.

GA Financial stockholders have appraisal rights in connection with the merger (Page 57)

Delaware law permits GA Financial stockholders to dissent from the merger and to receive the appraised fair value of their shares of GA Financial stock in cash in lieu of the merger consideration. To do this, you must follow procedures required under the Delaware statute, including filing certain notices with GA Financial and refraining from voting your shares in favor of the merger. If you validly exercise your appraisal rights, your shares of GA Financial stock will not be exchanged for cash or shares of First Commonwealth stock in the merger, and your only right will be to receive the appraised fair value of your GA Financial stock in cash, which amount could be greater than, less than or the same as the value of the merger consideration you would have received at the closing of the merger. A copy of the Delaware statutes describing these appraisal rights and the procedures for exercising them is attached as Annex C to this proxy statement/prospectus.

Completion of the merger is subject to a number of conditions (Page 48)

The completion of the merger depends upon the satisfaction of a number of conditions, including:

•	Approval of the merger agreement by the stockholders of GA Financial.

•	Receipt of all necessary federal and state regulatory approvals for the merger.

•	Receipt of listing approval from the New York Stock Exchange for the First Commonwealth stock to be issued in the merger.

•	Receipt of all third party consents required under specified material contracts and leases to which GA Financial is a party.

•	The exercise of dissenters rights by stockholders owning not more than 10% of the outstanding shares of GA Financial stock.

•	Receipt of resignations of each director and executive officer of GA Financial.

Termination of the merger (Page 49)

The merger agreement may be terminated at any time prior to the consummation of the merger as follows:

•	First Commonwealth and GA Financial may mutually agree to terminate.

•	Either First Commonwealth or GA Financial may terminate if any of the conditions to its obligations under the merger agreement have not been satisfied or waived and the merger is not completed by September 30, 2004, but that date may be extended by First Commonwealth if the closing has not occurred solely because of a delay in the receipt of any regulatory approval.

•	Either First Commonwealth or GA Financial may terminate if any required regulatory approval is denied or is conditioned upon a substantial deviation from the contemplated transaction.

•	Either First Commonwealth or GA Financial may terminate if the GA Financial stockholders do not approve the merger agreement at the special meeting.

•	Either First Commonwealth or GA Financial may terminate if the other party materially breaches any of its representations, warranties or covenants in the merger agreement and does not cure the breach after notice.

•	First Commonwealth may terminate if the GA Financial board of directors withdraws or adversely modifies its recommendation of the merger.

•	GA Financial may terminate if it receives a superior acquisition proposal and its board of directors determines that termination of the merger agreement is necessary to comply with its fiduciary duties to the GA Financial stockholders.

GA Financial may be required to pay a termination fee to First Commonwealth if the merger agreement is terminated under certain circumstances (Page 49)

If the merger agreement is terminated under certain circumstances, GA Financial will be required to pay a termination fee of approximately $7.3 million to First Commonwealth and to reimburse the out of-pocket expenses reasonably incurred by First Commonwealth in connection with the negotiation, preparation and performance of the merger agreement. GA Financial must pay the termination fee to First Commonwealth:

•	if First Commonwealth terminates the merger agreement because GA Financial’s board of directors has withdrawn or modified its recommendation that stockholders approve the merger agreement or recommends an alternative transaction with another party, or if GA Financial’s board of directors determines that it is required to terminate the merger agreement to comply with its fiduciary duties after receiving a superior acquisition proposal; or

•	if either party terminates the merger agreement because the stockholders of GA Financial did not approve the merger agreement, an alternative acquisition proposal was pending at the time of the special meeting, and a third party acquires GA Financial within 12 months after the date of the special meeting.

The merger will be accounted for as a “purchase” (Page 43)

First Commonwealth expects to account for the merger as a purchase. This means that the assets and liabilities of GA Financial will be recorded on First Commonwealth’s consolidated balance sheet at their estimated fair value at the effective date of the merger, and the excess of the purchase price over the fair value of the assets acquired will be recorded as goodwill. Results of operations of GA Financial after the date of the merger will be included in First Commonwealth’s consolidated income statement.

There are differences between the rights of GA Financial stockholders and First Commonwealth stockholders (Page 52)

GA Financial stockholders who receive shares of First Commonwealth stock will become First Commonwealth shareholders as a result of the merger and, accordingly, their rights after the merger will be governed by First Commonwealth’s charter and bylaws. Please read carefully the summary of the material differences between the rights of GA Financial stockholders and First Commonwealth shareholders under the heading “Comparison of Rights of Shareholders.”

The shares of First Commonwealth stock issued in the merger generally will be freely transferable (Page 50)

Shares of First Commonwealth stock issued in the merger will be freely transferable by GA Financial stockholders, except stockholders who may be “affiliates” of GA Financial prior to the merger. Affiliates generally include directors, executive officers and holders of 10% or more of the outstanding stock of GA Financial before the merger. GA Financial has provided to First Commonwealth the written agreement of each person believed to be an “affiliate” that such person will not dispose of his or her shares of First Commonwealth stock received in the merger, except in compliance with Rule 145 of the Securities and Exchange Commission.

Information about First Commonwealth and GA Financial (Page 21)

First Commonwealth

First Commonwealth is a bank holding company headquartered in Indiana, Pennsylvania. First Commonwealth’s wholly owned subsidiary, First Commonwealth Bank, is a full-service banking institution with 93 locations in 17 counties throughout central and western Pennsylvania. As of December 31, 2003, First Commonwealth had total assets of $5.2 billion, net loans of $2.8 billion and deposits of $3.3 billion. First Commonwealth provides a broad range of financial products and services, including credit, cash management, investment, deposit, trust, employee benefits consulting and insurance brokerage products and services. First Commonwealth’s principal executive offices are located at 22 North Sixth Street, Indiana, Pennsylvania 15701, and its telephone number is (724) 349-7220.

GA Financial

GA Financial is a unitary savings and loan holding company headquartered in Pittsburgh, Pennsylvania. GA Financial’s wholly-owned subsidiary, Great American Federal, is a federal savings association, with 12 community offices serving Pittsburgh and the surrounding area of Allegheny County, Pennsylvania. As of December 31, 2003, GA Financial had total assets of $890 million, net loans of $519 million and deposits of $535 million. Great American Federal offers a broad array of consumer and commercial loan, deposit, and wealth management products and services. In addition to conducting community banking activities, Great American Federal invests in various marketable securities. GA Financial’s principal executive offices are located at 4750 Clairton Boulevard, Pittsburgh, Pennsylvania 15236, and its telephone number is (412) 882-9946.

Historical dividends and First Commonwealth’s post-merger dividend policy (Page 9)

The dividends paid by First Commonwealth and GA Financial in recent periods are set forth below under “Market Price and Dividend Information—Historical Market Prices and Dividends.” Following the consummation of the merger, the declaration of dividends by First Commonwealth will be at the discretion of the First Commonwealth board of directors and will be determined by the board after the consideration of various factors, including, without limitation, the earnings and financial condition of First Commonwealth and its subsidiaries.

MARKET PRICE AND DIVIDEND INFORMATION

Comparative Prices

The following table presents the closing prices for First Commonwealth stock on the New York Stock Exchange and GA Financial stock on the American Stock Exchange on December 11, 2003, the last trading day prior to our public announcement that we signed the merger agreement, and on April 15, 2004, the most recent practicable date prior to the date of this proxy statement/prospectus. We announced the merger agreement before the commencement of trading on December 12, 2003.

	Closing Price of First Commonwealth Stock	Closing Price of GA Financial Stock
December 11, 2003	$14.42	$28.80
April 15, 2004	$14.23	$35.01

Historical Market Prices and Dividends

First Commonwealth

First Commonwealth stock is listed on the New York Stock Exchange under the symbol “FCF.” The following table sets forth the high and low prices per share of First Commonwealth stock as reported on the NYSE and the dividends declared per share of First Commonwealth stock for each quarter during the last two fiscal years and for the first quarter of 2004.

	High	Low	Dividends Declared
2002
First Quarter	$14.00	$11.51	$0.150
Second Quarter	14.12	12.53	0.150
Third Quarter	13.37	11.62	0.150
Fourth Quarter	12.35	10.84	0.155
2003
First Quarter	$12.55	$11.50	$0.155
Second Quarter	13.30	11.57	0.155
Third Quarter	14.00	12.60	0.155
Fourth Quarter	14.98	13.15	0.160
2004
First Quarter	$15.00	$13.99	$0.160

GA Financial

GA Financial stock is traded on the American Stock Exchange under the symbol “GAF.” The following table sets forth the high and low closing prices per share of GA Financial stock as reported on the American Stock Exchange and the dividends declared per share of GA Financial stock for each quarter during the last two fiscal years and for the first quarter of 2004.

	High	Low	Dividends Declared
2002
First Quarter	$17.25	$16.15	$0.18
Second Quarter	19.75	17.10	0.18
Third Quarter	19.50	17.00	0.18
Fourth Quarter	23.85	18.85	0.18
2003
First Quarter	$25.90	$23.40	$0.20
Second Quarter	26.99	24.95	0.20
Third Quarter	29.25	24.90	0.20
Fourth Quarter	34.79	27.05	0.20
2004
First Quarter	$35.06	$34.66	$0.40	*

*	Due to the timing of the merger, GA Financial’s board of directors accelerated the declaration date of the company’s regular second quarter dividend on March 30, 2004. Thus, the amount shown represents two quarterly dividends, each in the amount of $0.20 per share.

Dividend Policy of First Commonwealth

Holders of First Commonwealth stock are entitled to receive dividends when, as and if declared by the board of directors of First Commonwealth. The timing and amount of future dividends are at the discretion of the board of directors of First Commonwealth and will depend upon the consolidated earnings, financial condition, liquidity and capital requirements of First Commonwealth and its subsidiaries, the amount of cash dividends paid to First Commonwealth by its subsidiaries, applicable government regulations and policies and other factors considered relevant by the board of directors of First Commonwealth. The board of directors of First Commonwealth anticipates that it will continue to pay quarterly dividends in amounts determined based on the factors discussed above.

UNAUDITED COMPARATIVE AND PRO FORMA PER SHARE DATA

Summarized below is historical, pro forma combined and pro forma equivalent per share financial information for First Commonwealth and GA Financial. The pro forma combined figures in the following table are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed and the applicable purchase accounting adjustments been reflected during the periods or as of the date for which the pro forma data is presented.

In calculating the pro forma per share information, we used a conversion ratio of 2.45 shares of First Commonwealth stock for each share of GA Financial stock, which is the conversion ratio that would apply if the average closing price of the First Commonwealth stock during the averaging period is $14.30 per share (which was the average closing price of First Commonwealth’s stock during the ten trading days prior to the execution of the merger agreement).

We have calculated the pro forma First Commonwealth and GA Financial combined per share data for net income using the weighted average number of shares of First Commonwealth stock outstanding for the periods presented, increased by the weighted average number of shares of GA Financial stock outstanding for the periods presented multiplied by an assumed conversion ratio of 2.45 shares of First Commonwealth’s common stock for each share of GA Financial stock, and assuming that 60% of the outstanding common stock of GA Financial is converted into First Commonwealth stock, as if these shares were outstanding for each period presented.

The pro forma combined dividends assume no changes in First Commonwealth’s cash dividends per share. The ability of First Commonwealth to pay dividends in the future is limited by restrictions imposed by federal and state regulatory authorities. Please refer to Note 25 “Regulatory Restrictions and Capital Adequacy” of Notes to Consolidated Financial Statements in First Commonwealth’s annual report on Form 10-K for the year ended December 31, 2003 for a discussion of those restrictions.

The pro forma First Commonwealth and GA Financial combined book value per share has been calculated using the shares of outstanding First Commonwealth stock increased by the shares of outstanding GA Financial stock multiplied by an assumed conversion ratio of 2.45 for each share of GA Financial stock, and assuming that 60% of the outstanding common stock of GA Financial is converted into First Commonwealth stock as if these shares were outstanding as of the date presented. Book value has also been adjusted for the impact of purchase accounting adjustments on pro forma shareholders’ equity.

The equivalent pro forma GA Financial per share information has been calculated by multiplying the First Commonwealth pro forma combined per share net income, dividends and book value by an assumed conversion ratio of 2.45.

	First Commonwealth		GA Financial		Pro Forma Combined		Pro Forma Equivalent
	Year Ended		Year Ended		Year Ended		Year Ended
	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02
Net income (in Thousands)	$53,300	$43,526	$6,553	$6,744	$55,651	$47,547	$—	$—
Basic earnings per share	0.90	0.75	1.38	1.35	0.84	0.72	2.06	1.76
Diluted earnings per share	0.90	0.74	1.33	1.32	0.84	0.72	2.06	1.76
Cash dividends declared per share	0.625	0.605	0.800	0.720	0.625	0.605	1.531	1.482
Book value per share	7.10	6.81	19.23	19.54	7.87	7.66	19.28	18.77

The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of First Commonwealth after the merger (in thousands):

	Discount Accretion (Premium Amortization) for the Years Ended December 31,
	2004	2005	2006	2007	2008
Investment securities	$(1,311)	$(1,311)	$(1,311)	$(1,222)	$—
Loans	(5,166)	(5,166)	(1,301)	—	—
Customer/deposit base	(800)	(800)	(800)	(800)	(800)
Time deposits	2,855	2,235	—	—	—
Borrowings	2,893	2,893	2,893	2,893	2,893

Increase (decrease) in pre-tax net income	$(1,529)	$(2,149)	$(519)	$871	$2,093

On the effective date of the merger, the interest rates used in the valuation of GA Financial’s assets and liabilities may be higher or lower than those at December 31, 2003. This may change the purchase accounting adjustments and their estimated effects on future pre-tax net income. The following table shows the estimated effects on the purchase accounting adjustments and the pro forma annual pre-tax net income of a 1% change in the interest rates used to determine the estimated fair value of the indicated assets and liabilities. The income effect has been determined by changing the relevant interest rate.

	Purchase Accounting Adjustments
	Pro Forma	1% Increase in Rates	1% Decrease in Rates
	(in thousands)
Investment securities	$5,155	$(3,932)	$12,123
Loans	11,633	634	18,369
Customer/deposit base	8,000	8,000	8,000
Time deposits	(5,090)	(1,165)	(9,148)
Borrowings	(16,663)	(10,827)	(22,948)

Total adjustment	$3,035	$(7,290)	$6,396

	Impact on Pro Forma Pre-Tax Net Income for the Years Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
1% increase in interest rates	$2,451	$2,310	$2,010	$2,012	$1,080
1% decrease in interest rates	(2,926)	(4,040)	(1,955)	313	3,184

FIRST COMMONWEALTH SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides you with selected historical consolidated financial data of First Commonwealth for the past five years. The following selected financial data is not covered by the auditor’s report, and you should read this information along with the consolidated financial statements and accompanying notes of First Commonwealth included in its annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see “Incorporation of Certain Documents by Reference” on page 61.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollar Amounts in Thousands, Except Per Share Data)
Interest income	$243,773	$275,568	$308,891	$311,882	$296,089
Interest expense	100,241	122,673	167,170	174,539	152,653

Net interest income	143,532	152,895	141,721	137,343	143,436
Provision for credit losses	12,770	12,223	11,495	10,030	9,450

Net interest income after provision for credit losses	130,762	140,672	130,226	127,313	133,986
Securities gains	5,851	642	3,329	1,745	565
Other operating income	42,593	37,453	37,776	31,938	33,660
Litigation settlement	(610)	8,000	0	0	0
Restructuring charges	0	6,140	0	0	0
Other operating expenses	113,265	112,190	105,888	99,461	95,569

Income before taxes	66,551	52,437	65,443	61,535	72,642
Applicable income taxes	13,251	8,911	15,254	14,289	19,612

Net income	$53,300	$43,526	$50,189	$47,246	$53,030

Per Share Data
Net income	$0.90	$0.75	$0.87	$0.82	$0.88
Dividends declared	$0.625	$0.605	$0.585	$0.565	$0.515
Average shares outstanding	59,002,277	58,409,614	57,885,478	57,558,929	60,333,092
Per Share Data Assuming Dilution
Net income	$0.90	$0.74	$0.86	$0.82	$0.88
Dividends declared	$0.625	$0.605	$0.585	$0.565	$0.515
Average shares outstanding	59,387,055	58,742,018	58,118,057	57,618,671	60,569,322
At End of Period
Total assets	$5,189,195	$4,524,743	$4,583,530	$4,372,312	$4,340,846
Investment securities	2,073,430	1,680,609	1,762,408	1,636,337	1,592,389
Loans and leases, net of unearned income	2,824,882	2,608,634	2,567,934	2,490,827	2,500,059
Allowance for credit losses	37,385	34,496	34,157	33,601	33,539
Deposits	3,288,275	3,044,124	3,093,150	3,064,146	2,948,829
Company obligated mandatorily redeemable capital securities of subsidiary trust	0	35,000	35,000	35,000	35,000
Subordinated debentures	75,304	0	0	0	0
Other long-term debt	718,668	544,934	629,220	621,855	603,355
Shareholders’ equity	430,946	401,390	370,066	334,156	286,683
Key Ratios
Return on average assets	1.12%	0.96%	1.11%	1.10%	1.25%
Return on average equity	12.95%	11.09%	13.85%	15.65%	15.44%
Net loans to deposits ratio	84.77%	84.56%	81.92%	80.19%	83.64%
Dividend per share as a percentage of net income per share	69.44%	80.67%	67.24%	68.90%	58.52%
Average equity to average assets ratio	8.68%	8.64%	8.01%	7.00%	8.10%

GA FINANCIAL SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides you with selected historical consolidated financial data of GA Financial. The following selected financial data is not covered by the auditor’s report, and you should read this information along with the consolidated financial statements and accompanying notes of GA Financial included in its annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see “Incorporation of Certain Documents by Reference” on page 61.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollar Amounts in Thousands, Except Per Share Data)
Interest expense	23,257	28,245	33,882	36,296	33,388

Net interest income	23,075	22,615	22,932	22,753	23,257
Provision for credit losses	1,075	937	1,075	630	390

Net interest income after provision for credit losses	22,000	21,678	21,857	22,123	22,867
Noninterest income	5,341	4,351	3,518	3,829	3,810
Noninterest expense	18,796	17,174	19,069	17,355	17,242

Income before taxes	8,545	8,855	6,306	8,597	9,435
Applicable income taxes	1,992	2,111	1,140	1,945	2,320

Net income	$6,553	$6,744	$5,166	$6,652	$7,115

Per Share Data
Net income	$1.38	$1.35	$1.01	$1.25	$1.24
Dividends declared	$0.800	$0.720	$0.720	$0.720	$0.640
Average shares outstanding	4,752,290	4,989,598	5,102,262	5,317,507	5,756,793
Per Share Data Assuming Dilution
Net income	$1.33	$1.32	$1.00	$1.24	$1.22
Dividends declared	$0.800	$0.720	$0.720	$0.720	$0.640
Average shares outstanding	4,914,906	5,115,590	5,170,955	5,357,398	5,819,577
At End of Period
Total assets	$890,274	$858,035	$863,836	$889,169	$882,980
Investment securities	305,709	314,805	335,565	419,975	453,878
Loans and leases, net of unearned income	523,813	484,068	457,008	402,101	355,240
Allowance for credit losses	4,672	3,896	3,210	2,268	1,731
Deposits	535,057	524,067	529,691	522,485	495,124
Borrowed funds	250,725	221,575	229,575	268,598	297,160
Shareholders’ equity	95,742	100,541	96,940	92,648	84,571
Key Ratios
Return on average assets	0.74%	0.78%	0.59%	0.76%	0.81%
Return on average equity	6.82%	6.73%	5.27%	7.79%	7.61%
Net loans to deposits ratio	97.03%	91.62%	85.67%	76.53%	71.40%
Dividend per share as a percentage of net income per share	57.97%	53.33%	71.29%	57.60%	51.61%
Average equity to average assets ratio	10.93%	11.65%	11.17%	9.80%	10.67%

RISK FACTORS

After the merger, the current stockholders of GA Financial who receive shares of First Commonwealth stock will continue to face the risks that they have faced as stockholders of a local financial institution. The merger and the process of integrating the two companies after the merger may pose additional risks to the shareholders of First Commonwealth following the merger. In addition to the other information presented in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Information” on page 17, you should consider carefully the risks described below in determining whether to approve the merger agreement.

If you tender shares of GA Financial stock to make an election, you will not be able to sell those shares until after the merger, unless you revoke your election prior to the election deadline.

In order to make a cash or stock election in the merger, you must tender your stock certificates (or follow the procedures for guaranteed delivery) to the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on May 21, 2004, the day prior to the special meeting. After you tender your shares, you will not be able to sell any shares of GA Financial stock that are tendered, unless you validly revoke your election prior to the election deadline by written notice to the exchange agent. Absent such a revocation, until you receive your merger consideration, you will not be able to liquidate your investment to gain access to cash, to take advantage of other investment opportunities, to reduce the potential for a decrease in value of your investment or for any other reason.

Because not more than 40% of the aggregate merger consideration will be paid in cash, you may receive a form of consideration different from what you elect.

The merger agreement allows you to elect whether to receive cash, shares of First Commonwealth stock, or a combination of cash and stock in exchange for your GA Financial shares. However, your election is subject to the requirement that approximately 40% of the outstanding shares of GA Financial stock be exchanged for cash and the remainder be exchanged for First Commonwealth stock. The purpose of this fixed ratio is to ensure that, with respect to the First Commonwealth stock issued in the merger, the transaction qualifies as a tax-free reorganization under the United States Internal Revenue Code. To achieve this outcome, the merger agreement contains proration and allocation procedures. If you elect to receive cash and the available cash is oversubscribed, then you will receive a greater portion of the merger consideration than you elect in the form of First Commonwealth stock. Likewise, if you elect to receive First Commonwealth stock and the available stock is oversubscribed, then you will receive a greater portion of the merger consideration than you elect in the form of cash. Therefore, you may not receive exactly the form and proportion of consideration that you elect. Because the tax consequences of the merger depend upon the form of consideration you receive, you may recognize gain or loss on some of your shares of GA Financial stock notwithstanding your election to receive shares of First Commonwealth stock in the merger.

If we are unable to integrate the businesses of GA Financial and First Commonwealth successfully, our business and earnings may be adversely affected.

After the merger, we will undertake to integrate the business of GA Financial with that of First Commonwealth. Integration will involve the consolidation of the operations, systems and procedures of the two institutions in order to eliminate redundant functions and costs and to operate on a consistent basis. Cost savings and revenue enhancements are expected to come from the elimination and consolidation of duplicate tasks and from various other areas that management has identified through the due diligence and integration planning processes. We cannot assure you that we will be able to integrate the two operations without encountering difficulties, including the possible loss of employees or customers, disruptions in the delivery of services or inconsistencies in standards, controls, procedures and policies. Such difficulties could interfere with our ability to realize the benefits expected from the merger.

Statutory restrictions on dividends and other distributions from our subsidiary bank may adversely impact our future financial results.

First Commonwealth’s earnings and financial condition have historically allowed it to pay quarterly dividend distributions to its shareholders. A substantial portion of our cash flow comes from dividends paid to us by our subsidiary bank. Various federal and state statutory provisions limit the amount of dividends that our subsidiary bank can pay without regulatory approval. These restrictions may adversely impact our future financial results, and there can be no assurance that our dividend policy or size of dividend will continue after the merger.

First Commonwealth’s growth strategy may involve risks that are different from and in addition to those related to the growth strategy of GA Financial prior to the merger.

The merger is part of First Commonwealth’s ongoing strategy to expand into different communities and markets through, among other things, acquisitions of existing financial institutions. First Commonwealth may acquire other financial institutions and related businesses in the future. Such acquisitions involve significant risks including:

•	Potential exposure to unknown or contingent liabilities of financial institutions and other businesses we acquire.

•	Exposure to potential asset quality issues at the acquired banks or businesses.

•	Difficulty and expense of integrating the operations and personnel of banks and businesses we acquire.

•	Potential disruption of our business.

•	Potential diversion of management’s time and attention.

•	The possible loss of key employees and customers of the banks and businesses we acquire.

First Commonwealth’s strategy of continuing to diversify its products and services will expose former GA Financial stockholders to additional risks.

In recent years, First Commonwealth has begun offering various types of services not historically offered by all banks. For example, in 2002, First Commonwealth began offering financial planning, asset management and consulting services. First Commonwealth also offers insurance products and employee benefit services. We intend to continue to explore opportunities to expand our product and service offerings and sources of revenue. These additional products and services involve risks that are different than the risks associated with the operation of a traditional bank or savings association. There can be no assurance that First Commonwealth will be successful in offering these expanded products and services or that its efforts to do so will not adversely affect earnings.

After the merger, First Commonwealth will continue to face the risks common to local and regional financial institutions.

Prior to the merger, First Commonwealth and GA Financial have faced, and after the merger First Commonwealth will continue to face, all of the risks common to local and regional financial institutions, including:

•	General or local economic conditions may adversely affect the demand for our products and services, the ability of our borrowers to repay loans and the value of the collateral for our loans.

•	Our allowance for loan losses, which is established based on various assumptions, may not be adequate to cover actual credit losses or may have to be increased, either of which would have an adverse effect on earnings.

•	Changes in prevailing interest rates or market prices may adversely affect our net interest margins and asset values and increase expenses.

•	The loss of senior management personnel at the parent company or any operating subsidiary could adversely affect our business and prospects.

•	Increased competition in one or more of our market areas may adversely affect earnings, financial condition and growth.

•	Changes in the extensive regulatory structures to which we are subject could require changes in our operations that would increase costs or otherwise impact earnings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus, including documents incorporated by reference herein, contains forward-looking statements concerning future events that are subject to risks, uncertainties and assumptions. These forward-looking statements are based upon our current expectations and projections about future events. When used in this proxy statement/prospectus and in our incorporated documents, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries and business affiliates, including, among other things, the factors described above under the “Risk Factors” section of this proxy statement/prospectus and the following:

•	Competitive pressures among depository and other financial institutions nationally and in our market areas may increase significantly.

•	Adverse changes in the economy or business conditions, either nationally or in our market areas, could increase credit-related losses and expenses.

•	Increases in defaults by borrowers and other delinquencies could result in increases in our provision for losses on loans and leases and related expenses.

•	Our inability to manage growth effectively, including the successful expansion of our customer support, administrative infrastructure and internal management systems, could adversely affect our results of operations and prospects.

•	Fluctuations in interest rates and market prices could reduce our net interest margins and asset valuations and increase our expenses.

•	The consequences of continued bank acquisitions and mergers in our market areas, resulting in fewer but much larger and financially stronger competitors, could increase competition for financial services to our detriment.

•	Our continued growth will depend in part on our ability to enter new markets successfully and capitalize on other growth opportunities.

•	Changes in legislative or regulatory requirements applicable to us and our subsidiaries could increase costs, or limit our operations and adversely affect results of operations.

•	Changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations may increase our tax expense or adversely affect our customers’ businesses.

•	Other factors discussed in “Risk Factors” may adversely affect us.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS OR THE INCORPORATED DOCUMENT IN WHICH THEY APPEAR. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND OTHER ASSUMPTIONS, THE RESULTS AND EVENTS CONTEMPLATED BY THESE FORWARD-LOOKING STATEMENTS MIGHT NOT OCCUR.

THE SPECIAL MEETING

General

GA Financial is furnishing this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the GA Financial board of directors for use at the special meeting of shareholders, including any meeting adjournments or postponements, to be held on May 24, 2004 at 10:00 a.m., local time, at The Bradley House, 5239 Brownsville Road, Pittsburgh, Pennsylvania 15236. In addition, First Commonwealth is furnishing this proxy statement/prospectus to the stockholders of GA Financial as its prospectus in connection with the offering and issuance of shares of its stock in the merger.

At the special meeting, GA Financial stockholders will consider and vote upon the proposal to approve the merger agreement pursuant to which GA Financial will merge with and into First Commonwealth, with the result that each share of GA Financial stock will be converted, at the election of the holder, subject to the proration and allocation procedures described below under “The Merger—Election and Proration Procedures,” into $35 in cash or shares of First Commonwealth stock on the basis described in this proxy statement/prospectus. First Commonwealth will pay cash in lieu of any fractional shares.

In addition, GA Financial stockholders will consider and vote on a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the GA Financial board of directors is unaware of any other matters that may be presented for action at the special meeting.

The merger agreement is attached to this document as Annex A. For a description of the merger and the terms of the merger agreement, see “The Merger” beginning on page 22 and “The Merger Agreement” beginning on page 43.

Record Date

If you were a GA Financial stockholder at the close of business on April 15, 2004, you may vote at the special meeting. As of that date, there were 5,046,967 issued and outstanding shares of GA Financial stock held by approximately 1,500 stockholders of record. GA Financial stockholders have one vote per share on any matter that may properly come before the special meeting.

Vote Required

The presence in person or by proxy of the holders of a majority of the shares of GA Financial stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. GA Financial will count abstentions and “broker non-votes” for purposes of establishing the presence of a quorum at the meeting.

The approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of GA Financial stock. The affirmative vote of a majority of the votes cast on the matter at the special meeting is required to approve the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because of the vote required for both the proposal to approve the merger agreement and the proposal to adjourn the special meeting, abstentions and “broker non-votes” will have no effect on these proposals.

First Commonwealth has entered into voting agreements with each director and executive officer of GA Financial, pursuant to which such persons have agreed to vote all shares of GA Financial stock which they own in favor of the merger agreement. These voting agreements increase the likelihood that the merger agreement will be approved by the stockholders of GA Financial. On the record date, the executive officers and directors of GA Financial had voting power with respect to an aggregate of 294,224 shares of GA Financial stock or approximately 5.83% of the shares of GA Financial stock then outstanding.

Recommendations of the GA Financial Board of Directors

The GA Financial board has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The GA Financial board believes that the merger is fair to and in the best interests of GA Financial and its stockholders and unanimously recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby. The GA Financial board also unanimously recommends that you vote FOR approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

Solicitation and Revocation of Proxies

GA Financial has enclosed a form of proxy with this proxy statement/prospectus. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but that do not have voting instructions will be voted by the proxy holders FOR the merger, FOR the adjournment, and in the discretion of the proxy holder as to any other matter that may properly come before the meeting.

GA Financial asks you to vote by completing, dating and signing the accompanying proxy card and returning it promptly to GA Financial in the enclosed, postage-paid envelope even if you plan to attend the meeting in person. You should not send your stock certificates in the envelope provided for returning your proxy card.

If you are a GA Financial stockholder who delivers a properly executed proxy, you may revoke the proxy at any time before its exercise. You may revoke your proxy by:

•	Filing with the Corporate Secretary of GA Financial prior to the special meeting, at GA Financial’s principal executive offices, either a written revocation of such proxy or a duly executed proxy bearing a later date.

•	Attending the special meeting and voting in person. Presence at the meeting will not revoke your proxy unless and until you vote in person.

•	If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you can vote your shares.

GA Financial is soliciting proxies for use at the special meeting, and GA Financial will bear the cost of solicitations of proxies from its stockholders. GA Financial and First Commonwealth will share equally the cost of printing and mailing this document. GA Financial has retained Georgeson Shareholder Communication, Inc. to aid in the solicitation of an estimated cost of $7,500, plus $4.50 per call, plus reimbursable out-of-pocket expenses. In addition to solicitation by mail, GA Financial directors, officers and employees may solicit proxies from stockholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. GA Financial also will make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. GA Financial will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

Participants in the Great American Federal Employee Stock Ownership Plan

If you are a participant in the Great American Federal ESOP, you will receive with this proxy statement/prospectus a separate voting instruction card for shares of GA Financial stock allocated to your account as a participant or beneficiary under the ESOP. You should use this voting instruction card to direct the trustee of the ESOP how to vote your allocated shares.

You should return the completed voting instruction card:

First Bankers Trust

Great American Federal ESOP Trustee

P.O. Box 3566

2321 Koch’s Lane

Quincy, IL 62305-3566

Attn: Linda Shultz

In order to permit sufficient time to tabulate voting instruction cards, the ESOP trustee must receive your instructions no later than May 10, 2004.

Any voting instructions given by a plan participant may be revoked at any time prior to the deadline described above by delivering a written notice bearing a date later than the date of the first voting instruction card to the ESOP trustee or signing and delivering a voting instruction card relating to the same shares and bearing a later date than the date of the previous voting instruction card. In either case, delivery must occur no later than May 10, 2004.

Under the terms of the ESOP, the ESOP trustee must vote any allocated shares of GA Financial stock for which voting instructions have not been received or properly completed in a manner calculated to most accurately reflect the instructions the trustee has received from participants regarding shares of allocated GA Financial stock for which properly completed voting instructions have been received. The ESOP trustee has historically voted those shares in the same proportion as the shares for which properly completed voting instructions have been received. In addition, unallocated shares of GA Financial stock in the ESOP will be voted by the ESOP trustee in a manner determined by the ESOP trustee to be in the best interests of the participants, which may include voting the unallocated shares in the same proportion as the shares for which properly completed voting instructions have been received.

ESOP participants will also receive an election form as to the consideration to be received in the merger. Those ESOP participants who do not make an election as to the type of consideration to be received in the merger will be deemed no-election shares and cannot be assured of the type of consideration they will receive in the merger.

Other Matters

No matters other than those set forth in the notice of meeting that accompanies this proxy statement/prospectus, and appropriate procedural matters, may be considered at the special meeting. If other matters are properly presented at the special meeting, the persons named in the proxy will have authority to vote all proxies in accordance with their judgment on any such matter.

THE COMPANIES INVOLVED IN THE MERGER

First Commonwealth

Financial and other information relating to First Commonwealth, including information relating to First Commonwealth’s current directors and executive officers, is set forth in First Commonwealth’s 2003 Annual Report on Form 10-K and First Commonwealth’s Proxy Statement for the 2004 Annual Meeting of Shareholders, which are incorporated by reference to this proxy statement/prospectus. Copies of those materials may be obtained from First Commonwealth as indicated under “Incorporation of Certain Documents by Reference” on page 59.

First Commonwealth is a Pennsylvania corporation and a registered bank holding company engaged in the retail banking business through its wholly-owned subsidiary, First Commonwealth Bank, and offers personal financial planning, employee benefit services and investment and insurance products through its wholly owned subsidiaries First Commonwealth Financial Advisors and First Commonwealth Trust Company and its indirect wholly owned subsidiary First Commonwealth Insurance Agency. First Commonwealth also owns 50% of Commonwealth Trust Credit Life Insurance Company, which provides reinsurance for credit life and credit accident and health insurance sold by First Commonwealth Insurance Agency and the insurance agency subsidiary of the other 50% owner of Commonwealth Trust Credit Life Insurance Company. As of December 31, 2003, First Commonwealth had consolidated total assets of $5.2 billion, deposits of $3.3 billion and shareholders’ equity of $431 million.

First Commonwealth Bank, a Pennsylvania-chartered banking corporation headquartered in Indiana, Pennsylvania conducts business through 93 community banking offices in the counties of Allegheny, Armstrong, Beaver, Bedford, Blair, Butler, Cambria, Centre, Clearfield, Elk, Huntingdon, Indiana, Jefferson, Lawrence, Somerset, Washington, and Westmoreland, Pennsylvania. First Commonwealth Bank offers a full range of financial services including such general retail banking services as demand, savings and time deposits and mortgage, consumer installment and commercial loans.

GA Financial

Financial and other information relating to GA Financial, including information relating to GA Financial’s current directors and executive officers, is set forth in GA Financial’s 2003 Annual Report on Form 10-K, which is incorporated by reference to this proxy statement/prospectus. Copies of those materials may be obtained from GA Financial as indicated under “Incorporation of Certain Documents by Reference” on page 59.

GA Financial, Inc. is a Delaware corporation and the holding company for Great American Federal, a federal savings association and the principal subsidiary of GA Financial and New Eagle Capital, Inc., an investment company. Great American Federal’s wholly owned subsidiaries are GA Financial Strategies, LLC, established in 2001 to provide wealth management services, Steel City Investments, Inc. established in 2002 to hold and manage investments securities, and Great American Financial Services, Inc., currently inactive. As of December 31, 2003, GA Financial had consolidated total assets of $890 million, deposits of $535 million and shareholders’ equity of $96 million.

Great American Federal, serving customers for over 85 years, operates its administrative office in Whitehall, Pennsylvania and 12 community offices in Allegheny County, Pennsylvania. Through these office locations, Great American Federal offers a broad array of consumer and commercial loan, deposit, and wealth management products and services. In addition to conducting community banking activities, Great American Federal invests in various marketable securities.

THE MERGER

The detailed terms of the merger are contained in the merger agreement attached as Annex A to this proxy statement/prospectus and are incorporated in this proxy statement/prospectus by this reference. The following discussion and the discussion under “The Merger Agreement” describe the more important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to the merger agreement. We encourage you to read the merger agreement carefully.

Structure of the Merger

General. The merger agreement provides that, after approval of the merger agreement by the stockholders of GA Financial and the satisfaction or waiver of the other conditions to the merger, GA Financial will merge with and into First Commonwealth, with First Commonwealth continuing as the surviving corporation.

The articles of incorporation and bylaws of First Commonwealth as in effect immediately prior to the merger will be the articles of incorporation and bylaws of the surviving corporation. The officers of First Commonwealth immediately prior to the merger will be the officers of the surviving corporation after the merger. The board of directors of the surviving corporation will consist of the current directors of First Commonwealth and Robert J. Ventura, a current director of GA Financial.

Timing of Closing. The closing of the merger will occur as soon as reasonably practicable after the satisfaction or waiver of all of the conditions to the merger, including the receipt of all regulatory approvals. The parties currently anticipate that the closing will occur on or before June 30, 2004.

Conversion of GA Financial Stock. In the merger, each share of GA Financial stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder’s election, either $35 in cash without interest or a number of shares of First Commonwealth stock calculated by dividing $35 by the average closing price of the First Commonwealth stock on the New York Stock Exchange for the ten trading days ending with the third trading day prior to the closing date. First Commonwealth will not issue any fractional shares in the merger. In lieu of any fractional share that would otherwise be issuable, First Commonwealth will pay an amount of cash determined by multiplying that fraction by the average closing price of the First Commonwealth stock used in determining the exchange ratio. If there is a change in the number or classification of shares of First Commonwealth stock outstanding as a result of a stock split, stock dividend, reclassification, recapitalization, or other similar transaction, the exchange ratio will be proportionately adjusted. Your receipt of either cash or stock, however, is subject to the allocation and proration procedures as well as other provisions in the merger agreement. See “The Merger—Election and Proration Procedures.”

Assuming an average closing price of $14.23 and that exactly 60% of the outstanding GA Financial shares are exchanged for First Commonwealth stock, after the merger the GA Financial stockholders will own 7,449,323 shares of First Commonwealth stock, or approximately 12.2% of the issued and outstanding First Commonwealth stock, based on the 61,120,778 shares of First Commonwealth stock and 5,046,967 shares of GA Financial stock outstanding on March 31, 2004.

Election and Proration Procedures

Making the Election. First Commonwealth has selected The Bank of New York, which is the current transfer agent for First Commonwealth, to serve as the exchange agent for purposes of effecting the election, allocation, and proration procedures. An election form/letter of transmittal will be provided in a separate mailing. In the election form/letter of transmittal, you may elect to receive either:

•	First Commonwealth stock with respect to all of your shares of GA Financial stock,

•	cash with respect to all of your shares of GA Financial stock, or

•	First Commonwealth stock in exchange for a specified number of shares of GA Financial stock and cash in exchange for a specified number of shares of GA Financial stock.

Shares of GA Financial stock with respect to which a stockholder elects to receive First Commonwealth stock are referred to as stock election shares, and shares of GA Financial stock with respect to which a stockholder elects to receive cash are referred to as cash election shares. Shares of GA Financial stock as to which a properly completed election form is not submitted in a timely fashion are referred to as no-election shares.

The deadline for you to submit your election form/letter of transmittal to the exchange agent is May 21, 2004, the last business day prior to the special meeting.

All elections must be made on an election form. To make an effective election with respect to shares of GA Financial stock, you must deliver the following items to the exchange agent prior to the election deadline:

•	a properly completed election form/letter of transmittal;

•	your certificates for shares of GA Financial stock or an appropriate guarantee of delivery; and

•	any other required documents described in the election form/letter of transmittal.

You may change your election by submitting to the exchange agent a properly completed and signed revised election form/letter of transmittal and all required additional documents. To be effective, however, the exchange agent must receive these revised documents prior to the election deadline. If some but not all of the revised documents are received by the election deadline, all of the holder’s shares will be considered no-election shares.

You may revoke your prior valid election by written notice received by the exchange agent prior to the election deadline. You may also revoke a prior valid election by submitting a written withdrawal of your share certificates or of the notice of guaranteed delivery of your share certificates previously deposited with the exchange agent. Again, the exchange agent must receive this written withdrawal before the election deadline.

Do not return your certificates representing shares of GA Financial stock with the enclosed proxy. The stock certificates should only be forwarded to the exchange agent with the election form/letter of transmittal.

If you have a preference as to the form of consideration to be received for your shares of GA Financial stock, you should make an election. Shares as to which an election is made will be given priority in allocating the merger consideration over shares for which an election is not received. None of First Commonwealth, the board of directors of First Commonwealth, GA Financial, or the board of directors of GA Financial makes any recommendation as to whether you should elect to receive cash, First Commonwealth stock or a combination of cash and First Commonwealth stock. You must make your own decision with respect to making an election.

Following the completion of the merger and upon surrender of all of the certificates representing shares of GA Financial stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal, The Bank of New York will mail to you the cash and/or First Commonwealth stock to which you are entitled, less the amount of any required withholding taxes. You will not receive interest on any cash.

Dividends declared by First Commonwealth after the completion of the merger will be payable on all shares of First Commonwealth stock issued in the merger, but no dividend or other distribution payable to the holders of record of First Commonwealth stock at or as of any time after the completion of the merger will be paid to holders of GA Financial stock who receive First Commonwealth stock in the merger until they physically surrender all certificates as described above. After the completion of the merger, the stock transfer books of GA Financial will close, and there will be no transfers on the transfer books of GA Financial.

Great American Federal ESOP participants will also receive an election form as to the consideration to be received in the merger. Those ESOP participants who do not make an election as to the type of consideration to be received in the merger will be deemed no-election shares.

Allocation and Proration Procedures. The merger agreement provides that no more than 40% of the outstanding shares of GA Financial stock will be converted into cash in the merger. It is unlikely that stockholders owning exactly 60% of the outstanding GA Financial shares will elect to receive First Commonwealth stock and stockholders owning exactly 40% will elect to receive cash. As a result, the merger agreement describes procedures to be followed if GA Financial stockholders in the aggregate elect to receive more or less of the First Commonwealth stock than First Commonwealth has agreed to issue. These procedures are summarized below.

If Cash Is Undersubscribed: If GA Financial stockholders elect to receive less than 40% of the aggregate merger consideration in cash, then:

•	The exchange agent will first reclassify no-election shares as cash-election shares. If less than all no-election shares need to be reclassified in order to result in 40% of the merger consideration being paid in cash, the exchange agent will reclassify no-election shares as cash election shares on a pro rata basis (subject to rounding to avoid the reclassification of partial shares), and the remaining no-election shares will be reclassified as stock-election shares.

•	If the amount of cash to be paid after the reclassification of all no-election shares is still less than 40% of the aggregate merger consideration, the exchange agent will reclassify stock-election shares as cash-election shares as necessary to reach 40% cash. The stock election shares so reclassified will be taken on a pro rata basis from all stock-election shares (subject to rounding to avoid the reclassification of partial shares). However, if cash is undersubscribed, First Commonwealth may choose to reduce the percentage of the aggregate merger consideration that is paid in cash (and thereby increase the percentage of the aggregate merger consideration that is paid the form of First Commonwealth stock) to allow all or a greater percentage of stock election shares and no election shares to be converted into shares of First Commonwealth stock.

If First Commonwealth Stock Is Undersubscribed: If GA Financial stockholders elect to receive less than 60% of the aggregate merger consideration in shares of First Commonwealth stock, then:

•	The exchange agent will first reclassify no-election shares as stock-election shares. If less than all no-election shares need to be reclassified in order to result in 60% of the merger consideration being paid in stock, the no-election shares to be reclassified as stock-election shares on a pro rata basis (subject to rounding to avoid the reclassification of partial shares) and the remaining no-election shares will be reclassified as cash-election shares.

•	If the stock issuable after the reclassification of all no-election shares is still less than 60% of the aggregate merger consideration, the exchange agent will reclassify cash-election shares as stock-election shares as necessary to reach 60% stock. The cash-election shares so reclassified will be taken on a pro rata basis from all cash election shares (subject to rounding to avoid the reclassification of partial shares).

There is no guarantee that you will receive the exact form and proportion of consideration that you elect to receive.

Background of the Merger

Historically, the board of directors of GA Financial (which we sometimes refer to as the company for purposes of this discussion) has regularly reviewed its long term strategic plan for GA Financial.

At its regular board meeting on July 29, 2003, the board of directors of GA Financial discussed retaining an investment banker to assist the Board in exploring strategic alternatives available to the company, with a view to enhancing profitability and stockholder value. The board authorized management to obtain the assistance of Janney Montgomery Scott LLC (which we refer to as Janney) with this project. Janney is an investment banking firm with experience in advising financial institutions similar to GA Financial.

At a special meeting of GA Financial’s board of directors on August 19, 2003, representatives of Janney reviewed with the board the financial and market issues facing the company, the current valuation of the company’s stock and future prospects based on certain assumptions. Janney presented various strategic initiatives to enhance profitability and stockholder value, including capital strategies as well as possible downstream and upstream merger transactions. The board of directors discussed the alternatives with the representatives of Janney and then took the matter under advisement.

At its regular meeting on September 23, 2003, GA Financial’s board of directors continued its discussion of strategic alternatives. Following extensive discussion, the board concluded that none of the profitability strategies available to GA Financial would likely have any significant positive impact to the company’s share price in the near term, and thus the board determined to pursue an upstream merger. The board also noted that the protracted low interest rate environment was continuing to put pressure on the company’s net interest margin, and that the increased cost of new technology and the additional regulatory burdens imposed on the industry and public companies created further earnings challenges. Taken together, these factors made it difficult for a financial institution of GA Financial’s size to compete effectively. The board authorized management to engage Janney to assist in identifying a merger partner. The board indicated its desire to enter into a merger transaction that would maximize the value of GA Financial’s shares. The board desired and, based on recent merger transactions in the industry, expected that such a transaction would take the form of a stock/cash transaction—that is, within certain parameters, a transaction that would permit GA Financial’s stockholders who wanted to accept cash for their shares and liquidate their investment in GA Financial to do so, and that would at the same time permit those GA Financial stockholders who wanted to continue as stockholders of a larger organization in a tax-free exchange of shares to do so.

On October 2, 2003, GA Financial’s board of directors met with the company’s outside counsel to review the merger process, including the board’s fiduciary duties with respect to their consideration of a merger transaction.

In the weeks following October 2, Janney contacted 11 financial institutions which had been identified as potential upstream merger candidates, inviting them to sign a confidentiality agreement and receive an information memorandum. Prospective bidders were asked to submit preliminary indications of interest for a merger with GA Financial by November 7, 2003. Of the 11 institutions contacted, eight signed confidentiality agreements and received the information memorandum and two, First Commonwealth and a second bidder (which we will refer to as Company B), submitted preliminary indications of interest.

At a special meeting on November 11, 2003, GA Financial’s board of directors met to consider those indications of interest. First Commonwealth made a fixed price proposal to acquire all of GA Financial’s shares in a merger for $33.00 per share, payable in 60% First Commonwealth stock and 40% cash. Company B proposed to acquire all of GA Financial’s shares in a merger for $34.50 per share (based on the company B’s stock price on November 6, 2003), payable in 55% Company B stock and 45% cash, with a fixed exchange ratio for the stock portion of the consideration. The indicated value of Company B’s proposal on November 11, 2003 was $33.80 per share due to a decline in the price of Company B’s shares since the date of its indication of interest. Both proposals were subject to a due diligence review of GA Financial by the bidders. The board reviewed each indication of interest in detail and reviewed the financial and market performance of each bidder. After discussion, the board authorized management and Janney to pursue discussions regarding a merger with both bidders. The board also requested that Janney inform each bidder of the board’s preference for a fixed price structure, rather than a fixed exchange ratio, for the transaction.

Janney contacted the two bidders and scheduled meetings between management of GA Financial and management of each bidder. On November 17, 2003, John M. Kish, Chairman of the Board and Chief Executive Officer of GA Financial, Todd L. Cover, Senior Vice President and Treasurer of GA Financial, James V. Dionise, Chief Financial Officer and Secretary of GA Financial and Robert Ventura, an outside director of GA Financial, met with E. James Trimarchi, Chairman of the Boards of First Commonwealth and First Commonwealth Bank, Joseph E. O’Dell, President and Chief Executive Officer of First Commonwealth, Johnston A. Glass, President and Chief Executive Officer of First Commonwealth Bank and Jerry Thomchick, Executive Vice President and Chief Operating Officer of First Commonwealth. Representatives of Janney were also present at this meeting. At this meeting, the parties discussed their respective institutions, including their historical financial performance, their operations, their strategic plans and their management philosophies. Also on November 17, the same representatives from GA Financial and Janney met with representatives of and discussed the same matters with representatives of Company B. In accordance with the process discussed with GA Financial’s board of directors, Janney asked each of First Commonwealth and Company B to submit their best offer by 5:00 p.m. on November 21, 2003.

On November 21, 2003, GA Financial received revised proposals from each of First Commonwealth and Company B. At its regular meeting on November 25, 2003, the board of directors of GA Financial reviewed and considered the revised proposals with its financial and legal advisors present. First Commonwealth proposed to acquire all of the outstanding shares of GA Financial in a merger for $35 per share, on a fixed price basis, with the consideration being payable in 60% First Commonwealth stock and 40% cash. Company B proposed to acquire all of the outstanding stock of GA Financial in a merger for $34 per share, on a fixed price basis, with the consideration payable in 55% Company B’s stock and 45% cash. Company B’s proposal was also subject to a collar, which would fix the number of shares of Company B stock issuable in the merger if the market price of Company B stock increased or decreased by more than a specified amount. The board of directors considered the terms of both proposals in detail. The board also considered the history and prospects of both First Commonwealth and Company B. On the basis of these considerations, including the financial terms of both proposals, the board determined to pursue a merger transaction with First Commonwealth and authorized management and Janney to do so.

On Monday, December 1, 2003, representatives of First Commonwealth began their due diligence review of GA Financial. This review included, among other things, interviews with GA Financial officers, discussions with GA Financial’s outside auditors, KPMG LLP, a review of selected loan files and a review of other documents requested by First Commonwealth. By the end of the day on December 4, 2003, First Commonwealth substantially completed its due diligence review of GA Financial and indicated to GA Financial that it had found no significant issues that would cause it to want to modify its offer. Also, First Commonwealth’s counsel had delivered to GA Financial’s counsel a draft of the merger agreement. The parties had projected December 12 or 15 as the target date for execution of the definitive merger agreement.

On December 3 and 5, 2003, representatives of GA Financial received informal overtures from representatives of Company B indicating that Company B was disappointed that it was not selected as the preferred bidder and indicating that Company B might be willing to “match” First Commonwealth’s proposal or pay a slightly higher price, subject to its due diligence review of GA Financial. After discussing the matter with counsel, Mr. Kish contacted each of GA Financial’s directors (other than Mr. Stanton who was unavailable). GA Financial’s directors determined to proceed with negotiating a transaction with First Commonwealth. In making this determination, the GA Financial directors considered that the nature of the contacts with Company B were informal and suggested only an incrementally higher price than the First Commonwealth transaction, that Company B had a fair opportunity to participate in the process by which merger offers were received and Company B had not made the highest offer, that Company B had not performed any due diligence while First Commonwealth had completed its due diligence review, and that to entertain a revised offer from Company B could jeopardize the transaction with First Commonwealth when it appeared likely that GA Financial would be able to reach a definitive merger agreement with First Commonwealth on the terms offered by First Commonwealth.

On December 8, 2003, representatives of GA Financial, its counsel and financial advisor performed a due diligence review of First Commonwealth at First Commonwealth’s headquarters. At that time, First Commonwealth confirmed to GA Financial that it found no issues that would prevent the execution of a merger agreement on the terms offered by First Commonwealth.

On December 8, 2003, Janney advised the investment banker for Company B that GA Financial was proceeding to finalize the merger agreement with the successful bidder (First Commonwealth), that the process by which merger proposals had been solicited was fair, that Company B understood and had a fair opportunity to participate in the process and that the process had concluded.

At a special meeting on December 11, 2003, GA Financial’s board of directors considered the merger of GA Financial with and into First Commonwealth. Messrs. Cover and Dionise, as well as representatives from Janney Montgomery Scott LLC and GA Financial’s outside legal counsel were also present at this meeting. Among other things, the board considered the process leading to the proposed transaction, the board reviewed in detail the terms of the definitive merger agreement providing for the merger, the board considered the history and prospects of First Commonwealth, including the results of GA Financial’s due diligence review of First Commonwealth, the board reviewed the status of Company B’s informal overture, including the board’s fiduciary duties and the risk that pursuing that overture might jeopardize the proposed transaction with First Commonwealth, and the board reviewed other comparable merger transactions. The Janney representatives then rendered Janney’s formal oral opinion that the proposed merger transaction with First Commonwealth was fair from a financial point of view to the stockholders of GA Financial. After considering these and other factors, the board of directors of GA Financial unanimously determined that the merger of GA Financial with and into First Commonwealth on the terms set forth in the definitive merger agreement was advisable and in the best interests of GA Financial and its stockholders and approved the merger and the merger agreement in substantially the form presented to the board.

Mr. Kish and Messrs. O’Dell and Thomchick then met in the evening on December 11, 2003 to resolve the few remaining open issues regarding the merger agreement, none of which were material. The parties then executed the merger agreement on behalf of their respective companies. Each party issued a press release announcing the merger before the market opened on December 12, 2003.

Recommendation of the GA Financial Board of Directors and Reasons for the Merger

The GA Financial board of directors believes that the merger is in the best interests of GA Financial and its stockholders. Accordingly, the GA Financial board of directors unanimously approved the merger agreement and unanimously recommends that GA Financial stockholders vote “FOR” approval of the merger agreement.

In reaching its decision, the board consulted with management, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

•	The board’s knowledge of the business, operations, financial condition, earnings and prospects of GA Financial.

•	The business, operations, financial condition, earnings and prospects of First Commonwealth, based on GA Financial’s due diligence review of First Commonwealth.

•	The board’s knowledge and analysis of the current environment in the financial services industry, including continued consolidation and increasing competition.

•	The fact that the protracted low interest rate environment has and will continue to have a negative impact on the company’s net interest margin and profitability.

•	The board’s concern that the increased regulatory burdens imposed in the industry and public companies generally will have a continuing negative impact on earnings, especially for small cap companies.

•	The fact that the merger consideration represents a substantial premium (22%) over the trading price of GA Financial stock immediately prior to the announcement of the merger.

•	The fact that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, which means that GA Financial stockholders generally will not recognize gain or loss for U.S. federal income tax purposes to the extent that they receive shares of First Commonwealth stock in the merger.

•	The opinion of Janney Montgomery Scott LLC to the GA Financial board of directors that, based on and subject to the considerations set forth in its opinion, the merger consideration was fair from a financial point of view to GA Financial stockholders.

•	The complementary nature of the businesses and geographic markets of GA Financial and First Commonwealth.

•	The board’s realization that technology is driving the future direction of the industry and that larger companies have a distinct competitive advantage in exploiting the benefit and absorbing the costs of new technology.

•	The board’s belief that a combination of GA Financial and First Commonwealth will enhance the combined company’s ability to compete effectively, particularly in the Pittsburgh, Pennsylvania market.

•	The alternatives to the merger with First Commonwealth, the range of possible values to GA Financial stockholders that might be obtained in the future if other alternatives were chosen, and the timing and likelihood of actually receiving such values. The alternatives considered included remaining independent and engaging in a merger or similar transaction with another financial institution.

•	The likelihood that the merger will be approved by the appropriate regulatory authorities.

•	The actual and potential conflicts of interest presented by the existing and proposed arrangements and agreements between First Commonwealth as the surviving corporation and some of the directors and executive officers of GA Financial following the merger. See “The Merger—Interests of Certain Directors and Executive Officers of GA Financial in the Merger.”

•	The increased liquidity for stockholders of GA Financial as holders of First Commonwealth stock, which has a significantly larger public float and higher average trading volumes than GA Financial stock.

The foregoing discussion of the information and factors considered by the GA Financial board is not intended to be exhaustive but includes all material factors considered by the board of directors of GA Financial. In deciding to approve the merger, the GA Financial board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The GA Financial board of directors is unanimous in its recommendation that GA Financial stockholders vote for approval of the merger agreement.

Opinion of GA Financial’s Financial Advisor

Pursuant to the terms of its agreement, Janney Montgomery Scott LLC was retained by GA Financial to act as its financial advisor in connection with a possible business combination. GA Financial selected Janney because of Janney’s knowledge of, experience with, and reputation in the financial services industry. Janney agreed to assist GA Financial in analyzing, structuring, negotiating and effecting a possible merger. Janney, as part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

GA Financial’s board considered and approved the merger agreement at the December 11, 2003 board meeting. Janney delivered to the board its oral opinion, subsequently confirmed in writing as of the date of this proxy statement/prospectus, that, as of December 11, 2003, the merger consideration was fair to GA Financial’s shareholders from a financial point of view. Janney has confirmed its December 11, 2003 oral opinion by delivering to the board a written opinion dated the date of this proxy statement/prospectus. The full text of Janney’s opinion is attached as Annex B to this proxy statement/prospectus. GA Financial’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Janney in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion was directed to the GA Financial board and is directed only to the fairness of the merger consideration to GA Financial shareholders from a financial point of view. It does not address the underlying business decision of GA Financial to proceed with the merger or any other aspect of the merger and does not constitute a recommendation to any GA Financial shareholder as to how such shareholder should vote at the special meeting on the merger or any related matter.

In rendering its opinion, Janney has, among other things:

(a)	reviewed the historical financial performances, current financial positions and general prospects of GA Financial and First Commonwealth;

(b)	considered the proposed financial terms of the merger and has examined the projected consequences of the merger with respect to, among other things, market value, earnings and tangible book value per share of First Commonwealth common stock;

(c)	to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared GA Financial and First Commonwealth from a financial point of view to these other banks and bank holding companies;

(d)	reviewed the historical market price ranges and trading activity performance of common stock of GA Financial and First Commonwealth;

(e)	reviewed publicly-available information such as annual reports, SEC filings and research reports;

(f)	compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g)	discussed with certain members of senior management of GA Financial and First Commonwealth the strategic aspects of the merger, including estimated cost savings from the merger;

(h)	reviewed the merger Agreement; and

(i)	performed such other analyses and examinations as Janney deemed necessary.

In performing its review and in rendering its opinion, Janney has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by GA Financial or First Commonwealth or their respective representatives or that was otherwise reviewed by Janney and has assumed such accuracy and completeness for purposes of rendering its opinion. Janney has further relied on the assurances of management of GA Financial and First Commonwealth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Janney has not been asked to and has not undertaken any independent verification of any of such information and Janney does not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of GA Financial or First Commonwealth or any of their subsidiaries, or the collectibility of any such assets, nor has Janney been furnished with any such evaluations or appraisals. Janney did not make any independent evaluation of the adequacy of the allowance for loan losses of GA Financial or First Commonwealth or any of their subsidiaries nor has Janney reviewed any individual credit files and has assumed that their respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis.

The earnings projections for GA Financial and First Commonwealth used by Janney in certain of its analyses were based upon earnings estimates published by securities analysts. These earnings estimates were based on numerous variables and assumptions that are inherently uncertain, and accordingly, actual results could vary materially from those set forth in such estimates.

In performing its analyses, Janney also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond the control of GA Financial and First Commonwealth. The analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Janney prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the GA Financial board on December 11, 2003. In addition, the Janney opinion was among several factors taken into consideration by the GA Financial board of directors in making its decision to approve the merger agreement and the merger.

The following is a summary of the material analyses performed by Janney and presented to the GA Financial board on December 11, 2003. The summary is not a complete description of all the analyses underlying Janney’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Janney believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Janney reviewed the financial terms of the proposed transaction. Using the implied transaction value of $35.00 per share, Janney calculated the following ratios based upon GA Financial’s financial information as of and for the twelve months ended September 30, 2003:

Transaction Ratios

Transaction price / LTM EPS	24.3	x
Transaction price / Est. 2004 EPS	24.3	x
Transaction price / Tangible book value per share	184%
Transaction price / Stated book value per share	184%
Tangible book premium / Core deposits (1)	20.1%

(1)	Assumes GA Financial’s total core deposits of $440.6 million.

For purposes of Janney’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $183.4 million, based upon 5.0 million shares of GA Financial common stock outstanding and including the intrinsic value of options to purchase 499,550 shares with a weighted average exercise price of $16.67.

Stock Trading History. Janney reviewed the history of the reported trading prices and volume of First Commonwealth’s common stock and the relationship between the movements in the prices of GA Financial’s common stock and First Commonwealth’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index, and the median performance of a composite peer group of publicly traded regional savings institutions (for comparison with GA Financial) and publicly traded commercial banking institutions (for comparison with First Commonwealth) selected by Janney. During the one-year period ended December 8, 2003, GA Financial’s common stock outperformed the S&P 500 Index and underperformed each of the other indices to which it was compared. First Commonwealth’s common stock outperformed its regional peer group and the S&P 500, but underperformed the Nasdaq Bank Index.

One-Year Stock Performance of GA Financial and First Commonwealth

	Beginning Index Value December 5, 2002	Ending Index Value December 8, 2003
GA Financial	100.00%	126.04%
Regional Peer Group	100.00%	131.19%
Nasdaq Bank Index	100.00%	129.30%
S&P 500 Index	100.00%	117.95%

	Beginning Index Value December 5, 2002	Ending Index Value December 8, 2003
First Commonwealth	100.00%	124.89%
Regional Peer Group	100.00%	118.02%
Nasdaq Bank Index	100.00%	129.30%
S&P 500 Index	100.00%	117.95%

Selected Peer Group Analyses. Janney compared the financial performance and market performance of GA Financial to those of a group of regional thrift holding companies and of First Commonwealth to those of a group of regional bank holding companies. The companies included in GA Financial’s peer group were:

•	United Community Financial Corp.

•	First Place Financial Corp.

•	Parkvale Financial Corp.

•	ESB Financial Corp.

•	Camco Financial Corp.

•	First Defiance Financial

•	Northeast Pennsylvania Financial Corp.

•	Willow Grove Bancorp, Inc.

•	PVF Capital Corp.

•	Harleysville Savings Financial Corp.

•	Peoples Community Bancorp, Inc.

•	Fidelity Bancorp, Inc.

•	TF Financial Corp.

•	First Keystone Financial, Inc.

•	Winton Financial Corp.

Companies included in First Commonwealth’s peer group were:

•	Fulton Financial Corp.

•	Susquehanna Bancshares, Inc.

•	United Bankshares, Inc.

•	Park National Corp.

•	First Financial Bancorp

•	WesBanco, Inc.

•	National Penn Bancshares, Inc.

•	S&T Bancorp, Inc.

•	Unizan Financial Corp.

•	Harleysville National Corp.

•	Sterling Financial Corp.

•	Second Bancorp, Inc.

For purposes of such analysis, the financial information used by Janney was as of and for the twelve months ended September 30, 2003. Stock price information was as of December 8, 2003. The results of this analysis are summarized in the following table:

GA Financial	GA Financial Peer Group Median	First Commonwealth	First Commonwealth Peer Group Median
Total assets (in thousands)	$882,962	$830,361	$4,820,190	$3,341,033
Tangible equity / Tangible assets	10.71%	8.18%	8.35%	8.26%
Gross loans / Total assets	57.04%	66.20%	53.89%	64.80%
Gross loans / Total deposits	92.20%	91.81%	82.44%	90.31%
Borrowings / Total assets	26.13%	24.94%	25.58%	17.09%
NPAs + 90 days / Assets	0.30%	0.81%	0.73%	0.58%
Loan loss reserves / NPAs + 90 days	163.86%	83.71%	103.35%	202.79%
Core return on average assets	0.71%	0.70%	1.03%	1.12%
Core return on average equity	6.25%	8.24%	11.77%	13.64%
Net interest margin	2.80%	2.77%	3.60%	3.80%
Efficiency ratio	64.50%	63.13%	57.35%	55.94%
Noninterest income / Average assets	0.38%	0.51%	0.85%	1.37%
Noninterest expense / Average assets	1.98%	2.24%	2.44%	2.73%
Price / LTM earnings per share	20.00	x	15.42	x	15.71	x	16.44	x
Price / Tangible book value per share	151.34%	159.73%	211.23%	270.35%
Dividend yield	2.78%	2.48%	4.34%	3.05%

Comparable Transactions Analysis. Janney reviewed certain financial data related to four sets of comparable thrift transactions. All sets of data analyzed transactions that were announced between December 1, 2002 and December 8, 2003.

The first group of comparable transactions included 41 acquisitions of thrift institutions, nationwide (which we refer to as the Nationwide transactions). The second group of transactions included six acquisitions of thrift institutions in Pennsylvania, Ohio and West Virginia (which we refer to as the Regional transactions). The third group of transactions included 11 acquisitions of thrift institutions nationwide, with an announced deal value between $100 million and $250 million (which we refer to as the Deal Value-Based transactions). The fourth group of transactions included 16 acquisitions of thrift institutions nationwide, with the selling institution having a return on average assets ratio less than 0.85% and a return on average equity ratio less than 8.0% (which we refer to as the Performance-Based transactions).

Transaction multiples from the merger were derived from the $35.00 deal price per share and financial data as of and for the twelve months ended September 30, 2003, for GA Financial. Janney compared these results with announced multiples for the aforementioned transactions. The results of the analysis are summarized in the following table.

	First Commonwealth/ GA Financial Transaction		Nationwide Thrift Transactions Median		Regional Thrift Transactions Median		Deal Value- Based Thrift Transactions Median		Performance- Based Thrift Transactions Median
Premium / Market value (1)	21.5%		14.4%		23.6%		17.2%		14.5%
Price / Book value	184%		162%		143%		178%		124%
Price / Tangible book value	184%		171%		144%		229%		125%
Price / LTM EPS	24.3	x	19.4	x	30.0	x	18.8	x	31.2	x
Price / Assets	20.8%		16.9%		14.8%		14.8%		14.7%
Tangible book premium / Core deposits(2)	20.1%		12.4%		7.4%		14.9%		6.2%

(1)	Based on GA Financial’s December 11, 2003 closing price of $28.80.
(2)	Assumes GA Financial’s core deposit of $440.6 million

No company or transaction used in the Comparable Transaction Analysis is identical to GA Financial, First Commonwealth or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved.

Discounted Dividend Analysis. Janney performed an analysis that estimated the future stream of after-tax dividend flows of GA Financial over the period beginning January, 2004 and ending in December, 2009. Based on earnings estimates published by securities analysts and discussions with GA Financial’s management, an earnings growth rate of 5.0% was used to project these streams of dividend flows. To approximate the terminal value of GA Financial’s common stock at December 31, 2009, Janney applied price/earnings multiples ranging from 12.0x to 20.0x and multiples of tangible book value ranging from 120% to 200%. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 8.0% to 12.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of GA Financial common stock. This analysis indicated an implied range of values from $14.70 to $27.08 when applying the price/earnings multiples and $17.84 to $33.58 when applying multiples of tangible book value.

Janney also estimated the present value of First Commonwealth’s common stock by estimating the future stream of after-tax dividend flows of First Commonwealth over the period beginning January, 2004 and ending in December, 2009. Based on earnings estimates published by securities analysts and discussions with First Commonwealth’s management, an earnings growth rate of 5.0% was used to project these streams of dividend flows. To approximate the terminal value of First Commonwealth’s common stock at December 31, 2009,

Janney applied price/earnings multiples ranging from 12.0x to 20.0x and multiples of tangible book value ranging from 180% to 260%. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 8.0% to 12.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Commonwealth’s common stock. This analysis indicated an implied range of values from $9.82 to $17.75 when applying the price/earnings multiples and $10.85 to $17.65 when applying multiples of tangible book value.

In connection with the discounted dividend analysis performed, Janney considered and discussed with GA Financial’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and the dividend payout ratio. Janney noted that the discounted dividend analysis is a widely used valuation methodology but noted that it relies on numerous assumptions that must be made, and the results thereof are not necessarily indicative of the actual values or expected values of GA Financial or First Commonwealth common stock.

Financial Impact Analysis. Janney performed a pro forma merger analysis that combined projected balance sheet and income statement information of First Commonwealth and GA Financial. Certain assumptions regarding acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of First Commonwealth. This analysis indicated that the merger is expected to be neutral to the combined company’s projected earnings per share within the first twelve months of combined operations. This analysis was based in part on published earnings estimates. The actual results achieved by the combined company may vary from the projected results, and the variation may be material.

Janney has acted as financial advisor to GA Financial in connection with the merger and will receive a fee for its services, a portion if which is contingent upon the consummation of the merger. GA Financial will pay an advisory fee equal to 0.85% of the final transaction value. Based on an offer price of $35.00 per share and a total transaction value of $183.4 million, the total advisory fee would be $1.6 million, of which Janney was paid $389,902 at the time of signing the merger agreement. GA Financial has also agreed to reimburse certain of Janney’s reasonable out-of-pocket expenses incurred in connection with its engagement and has agreed to indemnify Janney for certain liabilities arising out of rendering this opinion. In addition, in the ordinary course of our business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of GA Financial or First Commonwealth for its own account or for the accounts of its customers.

Interests of Certain Directors and Executive Officers of GA Financial in the Merger

GA Financial’s executive officers and its board of directors have interests in the merger that are in addition to their interests as GA Financial stockholders generally. These interests arise as a result of:

•	existing employment, change in control and severance agreements and plans with GA Financial;

•	GA Financial’s stock-based compensation plan and awards made under that plan;

•	First Commonwealth’s agreement to provide director and officer indemnification and insurance and to maintain existing bank-owned life insurance for the benefit of the directors and officers of Great American Federal following the merger; and

•	First Commonwealth’s agreement to appoint Robert J. Ventura, a director of GA Financial, to the board of directors of First Commonwealth following the merger and to appoint the former directors of GA Financial (other than Mr. Ventura) to the Pittsburgh regional advisory board of First Commonwealth Bank.

The board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the transactions contemplated by the merger agreement. Except as described below, to the knowledge of GA Financial, the executive officers and directors of GA Financial do not have any material interest in the merger apart from their interests as stockholders.

Employment Agreements. John M. Kish, Chairman of the Board and Chief Executive Officer of GA Financial and Great American Federal, and Todd L. Cover, Senior Vice President and Treasurer of GA Financial and President and Chief Operating Officer of Great American Federal, are each parties to employment contracts with their respective employers. Under each employment agreement, the executive officer will be entitled to receive severance payments if his employment is terminated by First Commonwealth or by the executive officer following any demotion, loss of title, office or significant authority or responsibility, reduction in annual compensation or similar occurrence at any time following the merger and during the term of the executive officer’s employment agreement. The amount of the severance payment is equal to a multiple (three times in the case of Mr. Kish and two times in the case of Mr. Cover) of the executive’s average annual compensation for the five most recent taxable years. The term of Mr. Kish’s employment agreement expires July 30, 2006, and the term of Mr. Cover’s employment agreement expires April 30, 2005. Based on their current annual salaries, the aggregate cash severance amounts for Messrs. Kish and Cover would be approximately $706,641 and $324,428, respectively, if the executive officer’s employment is terminated following the completion of the merger during 2004. At the election of the executive officer, the severance may be paid in a lump sum or in approximately equal monthly installments during the remaining term of the employment agreement. The cash severance payments will be reduced to the extent necessary if such payment, when combined with other parachute amounts, would exceed three times the executive officer’s average taxable compensation for the five calendar years preceding completion of the merger. In addition to severance payments, Messrs. Kish and Cover would also be entitled to the continuation of life, medical, dental, vision and disability coverage substantially equivalent to the coverage maintained by their former employers for a period of three years following the merger.

Change in Control Agreements. Eight officers of Great American Federal, including James V. Dionise, Chief Financial Officer and Secretary of GA Financial and Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Great American Federal, have change in control agreements with Great American Federal which provide for the payment of severance and other benefits after a termination of employment for specified reasons following a change in control of GA Financial during the two-year term of those agreements. The closing of the merger will constitute a change in control for purposes of the change in control agreements. The change in control agreements provide that, following a covered termination of employment, the officer is entitled to receive a sum equal to two times the officer’s average annual compensation during the five most recent taxable years. Average annual compensation includes the officer’s base salary and any bonuses, plus the amount of benefits paid or accrued to the officer and the amount of any contributions made on behalf of the officer pursuant to any employee benefit plan maintained by GA Financial or Great American Federal. At the election of the officer, the severance may be paid in a lump sum or in approximately equal monthly installments during the remaining term of the change in control agreement. In addition to severance payments, the officers would also be entitled to continued life, medical, dental, vision and disability coverage substantially equivalent to the coverage maintained by their former employer for a period of three years following the date of termination. The cash severance payment which would be payable upon termination of Mr. Dionise is estimated to be approximately $347,620, and the cash severance payments which would be payable upon termination to the seven other officers with change in control agreements are estimated to be approximately $1,434,674.

Acceleration and Conversion of Stock Options. Pursuant to the terms of GA Financial’s stock option plans, all unvested options to purchase shares of GA Financial stock will become vested and exercisable upon consummation of the merger. As of January 31, 2004, executive officers held unvested options to purchase 20,000 shares of GA Financial stock and outside directors held unvested options to purchase 25,000 shares of GA Financial stock, all of which will accelerate and vest upon consummation of the merger.

Prior to the merger, holders of stock options outstanding under the GA Financial stock option plans will elect whether to receive payment in cancellation of their options or to receive options to purchase First

Commonwealth stock in exchange for their GA Financial options. Holders who elect to receive payment in cancellation of their options will receive an amount for each underlying share equal to the difference between $35.00 and the exercise price for the option. First Commonwealth has agreed to assume all stock options that remain outstanding under the GA Financial stock option plans at the effective time of the merger. As of January 31, 2004, there were 479,750 options outstanding with exercise prices ranging from $11.68 to $28.79 per share, of which 134,500 were held by executive officers and 163,000 were held by outside directors. In connection with the merger, these options will be exercisable for a number of shares of First Commonwealth stock determined by applying the conversion ratio to the number of shares of GA Financial stock covered by the options at an exercise price determined by dividing the pre-merger exercise price by the conversion ratio.

Great American Federal Employee Stock Ownership Plan. Great American Federal will terminate its employee stock ownership plan following the merger. Each participant in the plan will become 100% vested as to his or her account balance upon termination of the plan. The plan will repay its existing loan and will allocate the surplus cash and First Commonwealth stock to the accounts of the plan participants in proportion to their account balances, to the extent allowed under applicable law and the governing documents of the plan. Based on current estimates and assuming that the average closing price of First Commonwealth stock during the averaging period is $14.30, the executive officers of GA Financial would be allocated approximately 27,902 shares of First Commonwealth stock after the repayment of the ESOP loan.

Indemnification of GA Financial Directors and Officers. First Commonwealth has agreed to indemnify and hold harmless each present and former director, officer, employee and agent of GA Financial and its subsidiaries and Great American Federal and its subsidiaries from liability and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law. First Commonwealth has also agreed that it will maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of GA Financial’s directors and officers for three years following consummation of the merger, subject to specified limitations on the amount of premiums to be paid.

Maintenance of Great American Federal Bank-Owned Life Insurance. After the merger, First Commonwealth has agreed to maintain the bank-owned life insurance program for directors and officers of Great American Federal for the remainder of the life of each director and officer that is participating in that insurance program. If First Commonwealth determines that it is required by law to terminate the bank-owned life insurance program with respect to any director and/or officer, First Commonwealth will provide a substantially equivalent life insurance benefit for such director and/or officer.

Appointment of Director to First Commonwealth Board. First Commonwealth has agreed to appoint Robert J. Ventura, a current director of GA Financial, to serve on First Commonwealth’s board after completion of the merger and, subject to fiduciary obligations, to cause Mr. Ventura to be nominated for election as a director of First Commonwealth at the next annual meeting of First Commonwealth shareholders at which members of his class will be nominated for re-election.

Regional Advisory Board. First Commonwealth Bank has agreed to appoint the current directors of GA Financial (other than Mr. Ventura, who will be appointed to First Commonwealth’s board of directors) to its Pittsburgh regional advisory board for a term of at least one year following the merger. The advisory board will meet at least quarterly during its term, and each member of the advisory board will be paid a quarterly retainer of $4,200 and a fee of $400 for each meeting attended.

Material Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences relating to the merger to GA Financial, First Commonwealth and the holders of GA Financial common stock and First Commonwealth common stock. Because this is a summary that is intended to address only federal income tax consequences of the merger that will apply to all GA Financial and First Commonwealth shareholders, it may not contain all of the information that may be important to you. As you review this discussion, you should keep in mind that:

•	The tax consequences to you may vary depending on your particular tax situation;

•	You may be subject to special rules that are not discussed below if you are:

•	a tax-exempt organization;

•	a broker-dealer;

•	a trader in securities that elects to mark to market;

•	a person who holds GA Financial shares as part of a hedge, straddle or conversion transaction;

•	a person who acquired GA Financial shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	a person who does not hold GA Financial shares as a capital asset;

•	a person that has a functional currency other than the U.S. dollar;

•	a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the Untied States;

•	a trust;

•	an estate;

•	a regulated investment company;

•	a REIT;

•	an insurance company;

•	a bank or other financial institution;

•	a U.S. expatriate; or

•	otherwise subject to special tax treatment under the Internal Revenue Code;

•	This summary does not address state, local, or foreign tax considerations;

•	This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of the merger on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based upon the current Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations, and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect interpretations of current law. Any change could apply retroactively. Neither GA Financial nor First Commonwealth has requested, or plans to request, any rulings from the Internal Revenue Service concerning the tax treatment of the merger. Reed Smith LLP, counsel to GA Financial, has provided an opinion letter to GA Financial with respect to the discussion set forth below under this heading “Material United States Federal Income Tax Considerations,” and the opinion is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. It is possible that the Internal Revenue Service would challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts and that a court would agree with the Internal Revenue Service.

General.

The merger is intended to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. The income tax consequences summarized below are based upon the assumption that the merger will qualify as a reorganization. Reed Smith LLP, counsel to GA Financial, has delivered an opinion to GA Financial that;

•	the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code,

•	neither First Commonwealth nor GA Financial will recognize any taxable gain or loss for federal income tax purposes as a result of the merger,

•	no GA Financial stockholder will recognize any taxable gain or loss for federal income tax purposes upon the exchange of GA Financial common stock solely for First Commonwealth common stock,

•	the basis of First Commonwealth common stock received by a GA Financial stockholder, who exchanges GA Financial common stock solely for First Commonwealth common stock, will be the same as the basis of the GA Financial common stock exchanged in the merger,

•	the holding period of the First Commonwealth common stock received by a GA Financial stockholder as a result of the merger will include the holding period of the GA Financial stockholder in the GA Financial common stock exchanged in the merger, and

•	the payment of cash to a GA Financial stockholder in lieu of a fractional share of First Commonwealth common stock will be treated as if the fractional share was distributed as part of the exchange and then redeemed by First Commonwealth, and the cash payment will be treated as having been received as a distribution in full payment in exchange for the fractional share redeemed and will be taxed as provided in Section 302(a) of the Internal Revenue Code.

The delivery of an opinion by Reed Smith LLP reaffirming the above, dated as of the closing date, is a condition to the merger. The opinion of counsel relies on customary representations made by GA Financial and First Commonwealth and applicable factual assumptions. If any of the factual assumptions or representations relied upon in the opinion of counsel is inaccurate, the opinion may not accurately describe the U.S. federal income tax treatment of the merger, and this discussion may not accurately describe the tax consequences of the merger. The opinion of Reed Smith LLP is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed therein.

Federal Income Tax Consequences of the Merger to GA Financial Stockholders

You may receive in exchange for your GA Financial common stock and pursuant to your election:

•	only cash,

•	common stock of First Commonwealth and cash instead of a fractional share of First Commonwealth, or

•	common stock of First Commonwealth, cash instead of a fractional share of First Commonwealth, and cash by election.

If the merger of GA Financial with First Commonwealth constitutes a reorganization under Section 368(a) of the Internal Revenue Code, the merger will have the following federal income tax consequences to you:

•	Receipt of Only Cash. If you receive only cash in the merger or as payment for dissenting shares, you will recognize gain or loss on the exchange of your GA Financial shares. The gain or loss will equal the difference between the amount of cash you receive and your adjusted tax basis in your GA Financial shares immediately prior to the exchange. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your GA Financial stock is more than one year.

If you are not treated as completely terminating your interest in First Commonwealth because of the application of the constructive ownership rules of Section 318 of the Internal Revenue Code, which generally attribute to you the ownership of shares that are owned by your family members or by entities in which you own an interest or in which you have an option to acquire an interest, the cash you receive may be treated under certain circumstances as a dividend under Section 302 of the Internal Revenue Code. You should consult your tax advisor as to the possibility that all or a portion of any cash you receive in exchange for your GA Financial stock will be treated as a dividend.

•	Receipt of Common Stock of First Commonwealth and Cash Instead of a Fractional Share of First Commonwealth. If you receive common stock of First Commonwealth and cash instead of a fractional share of First Commonwealth in the merger, you will not recognize gain or loss on the exchange of your GA Financial shares, except as explained below with regard to the receipt of the cash instead of a fractional share. Your aggregate tax basis in the First Commonwealth shares you receive will be equal to the aggregate tax basis in the GA Financial shares which you exchanged for the First Commonwealth shares. Your holding period in the First Commonwealth shares will include your holding period in your GA Financial shares.

If you receive cash instead of a fractional share of First Commonwealth, you will be treated as if the fractional share was received by you in the merger and then First Commonwealth redeemed the fractional share for cash. You will recognize capital gain or loss equal to the difference between the amount of cash received for the fractional share and your tax basis in the fractional share. Your capital gain or loss will be long-term capital gain or loss if your holding period in your GA Financial shares is more than one year.

•	Receipt of Common Stock of First Commonwealth, Cash Instead of a Fractional Share of First Commonwealth, and Cash by Election. If you receive common stock of First Commonwealth, cash instead of a fractional share of First Commonwealth and cash as a result of your election in the merger, you will recognize a gain, but not a loss, equal to the lesser of (1) the amount of cash received as a result of your election or (2) your aggregate gain on the exchange. Your aggregate gain on the exchange is equal to the excess of the value of all the consideration you receive in the exchange, including shares of First Commonwealth, over your adjusted tax basis in your shares of GA Financial exchanged for the consideration. In determining the aggregate gain, your gain or loss from each identifiable block of shares must be calculated and only the gains aggregated, with no offset for the losses.

Your recognized gain should be taxed as a capital gain and will be a long-term capital gain if your holding period in your GA Financial stock is more than one year. However, it is possible that your recognized gain could be taxable as dividend income if the cash you receive does not result in a “meaningful reduction” in the First Commonwealth common stock that you would have received had you received only First Commonwealth common stock in the merger. In determining whether a meaningful reduction has occurred, Section 318 of the Internal Revenue Code requires that you be treated as actually owning First Commonwealth shares that are owned by your family members or by entities in which you own an interest or in which you have an option to acquire an interest. The Internal Revenue Service has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a meaningful reduction if that stockholder has any reduction in its percentage stock ownership compared to what the stockholder would have received had all of the merger consideration been stock. You should consult your own tax advisor as to the applicability of these rules to your particular facts and circumstances.

Your aggregate tax basis in the First Commonwealth shares you receive will be equal to the aggregate tax basis in the GA Financial shares which you exchanged for the First Commonwealth shares, increased by the amount of your recognized gain and decreased by the amount of cash you received. Your holding period in the First Commonwealth shares will include your holding period in your GA Financial shares.

If you received cash instead of a fractional share of First Commonwealth, you will be treated as if the fractional share was received by you in the merger and then First Commonwealth redeemed the fractional share for cash. You will recognize capital gain or loss equal to the difference between the amount of cash received for the fractional share and your tax basis in the fractional share. Your capital gain or loss will be long-term capital gain or loss if your holding period in your GA Financial shares is more than one year.

Backup Withholding.

In order to avoid “backup withholding” on a payment of cash to you instead of a fractional share of First Commonwealth, pursuant to your election to receive cash in exchange for all or some of your GA Financial shares, or in payment for dissenting shares, you must, unless an exception applies under applicable law and regulations, provide us with your correct taxpayer identification number on a Substitute Form W-9, and certify under penalty of perjury that you are not subject to backup withholding and that your taxpayer identification number is correct. A Substitute Form W-9 will be included with the letter of transmittal to be sent to you by the exchange agent If you fail to provide your correct taxpayer identification number or the required certifications, you may be subject to penalty by the Internal Revenue Service and any cash payments you would otherwise receive in consideration for shares of GA Financial in the merger may be subject to backup withholding at a rate of 28%. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against your federal income tax liability provided that you furnish certain required information to the Internal Revenue Service.

Federal Income Tax Consequences of the Merger to GA Financial.

GA Financial will not recognize any gain or loss as a result of the merger, if the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code.

Federal Income Tax Consequences of the Merger to GA Financial and GA Financial Stockholders If the Merger Did Not Qualify as a Reorganization.

If the merger failed to qualify as a reorganization, then you would recognize gain or loss, as applicable, on the exchange of your GA Financial common stock equal to the difference between:

•	The aggregate fair market value of all the consideration you receive in the exchange, including shares of First Commonwealth, and

•	Your adjusted tax basis in your shares of GA Financial exchanged for the consideration.

If the merger failed to qualify as a reorganization, GA Financial would generally recognize gain or loss on the deemed transfer of its assets to First Commonwealth and First Commonwealth, as GA Financial’s successor, would incur a very significant current tax liability.

Federal Income Tax Consequence of the Merger to First Commonwealth and Its Stockholders.

First Commonwealth and its stockholders will not recognize any gain or loss as a result of the merger, whether or not the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code. However, as explained above, if the merger does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, certain tax liabilities of GA Financial would be transferred to First Commonwealth.

Certain Income Tax Considerations Relating to the Ownership of First Commonwealth Common Stock.

Taxation of Taxable Domestic Stockholders

The following summary applies to you if you are a “U.S. stockholder.” A U.S. stockholder is a stockholder of our shares of stock who, for United States federal income tax purposes, is:

•	a citizen or resident alien of the United States;

•	a corporation or partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under laws of the United States or any state or in the District of Columbia, unless, in the case of a partnership, Treasury regulations provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons, within the meaning of the Internal Revenue Code, who have authority to control all substantial decisions of the trust.

Distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits will be taken into account by such U.S. stockholders as a dividend and will be eligible for the dividends received deduction for corporations. Our dividends will generally constitute qualified dividend income and will be taxed at the recently reduced federal capital gain rates (up to only 15%) that are generally applicable to dividend income earned by individuals from domestic corporations. In order to treat a particular dividend as qualified dividend income, you will be required to hold your First Commonwealth shares for more than 60 days during the 120-day period beginning on the date which is 60 days before the date on which the shares become ex-dividend with respect to such dividend. The capital gain treatment will not apply to dividends on any share of stock if you are obligated pursuant to a short sale or otherwise to make related payments with respect to positions in substantially similar or related property.

In general, assuming you hold your shares as a capital asset, gain or loss recognized on the disposition of First Commonwealth shares will be a capital gain or loss and will be long-term capital gain or loss, if at the time of such disposition, your holding period is more than 12 months. For an individual shareholder, the long-term capital gain will generally be taxable at a maximum rate of 15%.

Backup Withholding

We will report to you and the IRS the amount of our distributions paid to you during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid to you unless you (a) are a corporation or come within certain other exempt categories and, when required, demonstrates this fact, or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. The amount of such withholding will be equal to the product of the fourth lowest rate applicable to single filers and the amount of the distribution. This rate is 28% for tax years beginning in 2003. Any amount paid to the IRS as backup withholding will be creditable against your income tax liability. If you do not provide us with your correct taxpayer identification number you may also be subject to penalties imposed by the IRS.

Taxation of Foreign Stockholders

The following summary applies to you if you are a beneficial owner of our stock and are not a U.S. stockholder, as defined above (a non-U.S. stockholder.) The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a limited summary of these rules. You should consult with your own tax advisor to determine the impact of federal, state and local income tax laws with regard to an investment in First Commonwealth stock, including any reporting requirements. In particular, if you are engaged in a trade or business in the Untied States, or are an individual who is present in the Untied States for 183 days or more during the tax year and have a “tax home” in the United States, you may be subject to tax rules different from those described below. Special rules also apply to certain non-U.S. stockholders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local, and other tax consequences that may be relevant to them.

Our distributions will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in our stock is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax if you are a foreign corporation. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to you unless (i) a lower treaty rate applies and you provide us with a properly executed IRS Form W-8BEN (or successor form) or (ii) you provide us with a properly executed IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income.

You generally will not have to pay U.S. federal income tax on any gain or income realized on disposition of our shares, unless:

•	in the case of a gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your shares, and specific other conditions are met:

•	you are subject to tax provisions applicable to certain United States expatriates; or

•	the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States and gain with respect to your shares is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

If the proceeds of a disposition of our shares are paid to you by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a controlled foreign corporation for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business and (ii) the broker fails to initiate documentary evidence that the stockholder is a non-U.S. stockholder and that certain conditions are met or that the non-U.S. stockholder otherwise is entitled to an exemption.

Applicable Treasury regulations provide presumptions regarding your status when payments to you cannot be reliably associated with appropriate documentation provided to us. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Other Tax Consequences

We and you may be subject to state or local taxation in various state or local jurisdictions, including those in which we or you transact business or reside. Our state and local tax treatment and your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in First Commonwealth common stock.

Accounting Treatment of the Merger

First Commonwealth will account for the merger as a purchase, as that term is used under generally accepted accounting principles, or GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of GA Financial will be recorded on First Commonwealth’s consolidated balance sheet at their estimated fair value at the effective date of the merger. The amount by which the purchase price paid by First Commonwealth exceeds the fair value of the net tangible and identifiable intangible assets acquired by First Commonwealth through the merger will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the merger will not be amortized to expense but will be reviewed for impairment at least annually. To the extent that goodwill is impaired, its current value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded in connection with the merger will be amortized to expense in accordance with GAAP. Financial statements of First Commonwealth issued after the effective date of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of GA Financial. Results of operations of GA Financial after the date of the merger will be included in First Commonwealth’s consolidated income statement.

Dividend Reinvestment Plan

First Commonwealth currently maintains a shareholder dividend reinvestment plan. This plan provides shareholders of First Commonwealth with a simple and convenient method of investing cash dividends, as well as voluntary cash payments, in additional shares of First Commonwealth stock without payment of any brokerage commission or service charge. In addition, the plan provides a ten percent discount to the market price of shares purchased with reinvested dividends under the plan. First Commonwealth expects to continue to offer this plan after the effective date of the merger. Participants in the GA Financial dividend reinvestment plan will not automatically be enrolled in the First Commonwealth dividend reinvestment plan at the effective time of the merger, but any GA Financial stockholder who becomes a shareholder of First Commonwealth will be eligible to enroll and participate in the plan.

New York Stock Exchange Listing

First Commonwealth intends to apply to list the shares of First Commonwealth stock to be issued in the merger on the New York Stock Exchange. The stock must be authorized for listing on the NYSE for the merger to be completed.

THE MERGER AGREEMENT

Representations and Warranties in the Merger Agreement

The merger agreement contains customary reciprocal representations and warranties of First Commonwealth and GA Financial as to, among other things,

•	their corporate organization and existence and that of their subsidiaries;

•	their capitalization and that of their subsidiaries;

•	their corporate power and authority to execute the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement;

•	the compliance of the merger agreement with their articles of incorporation and by-laws, applicable law and identified material agreements;

•	governmental and third-party approvals required to complete the merger;

•	their financial statements and filings with the Securities and Exchange Commission;

•	the timely filing of required regulatory reports and compliance of such reports with applicable law;

•	the absence of identified changes since December 31, 2002;

•	their broker’s fees;

•	the accuracy of information provided for inclusion in this proxy statement/prospectus and the applications to obtain regulatory approvals;

•	their compliance with applicable law; and

•	the accuracy of documents, statements or certificates furnished pursuant to the transactions contemplated by the merger agreement.

In addition, the merger agreement contains further customary representations and warranties of GA Financial as to, among other things,

•	the absence of undisclosed liabilities;

•	the filing and accuracy of their tax returns;

•	the validity and enforceability of, and the absence of material defaults under, material contracts;

•	the absence of legal proceedings and injunctions;

•	its tangible properties and assets;

•	its intellectual property;

•	the adequacy of its insurance;

•	its employee benefit plans and related matters;

•	the absence of environmental liabilities;

•	the adequacy of its allowance for loan losses; and

•	the disclosure and nature of related party transactions.

Because GA Financial will cease to exist after the merger, neither party will have any remedy for breach of a representation or warranty if the merger is consummated. As a practical matter, the only functions of the representations and warranties in the merger agreement are to provide information about the parties and to allow either party to terminate the merger agreement if, prior to the merger, there is a material breach of a representation or warranty of the other party that is not cured after notice.

Conduct of GA Financial’s Business Before the Merger

GA Financial has agreed that it will not do or permit any of its subsidiaries to do any of the following without the prior consent of First Commonwealth until the merger is completed:

•	amend its certificate of incorporation or bylaws;

•	redeem any of its equity securities, effect a stock split or declare a stock dividend on its common stock, or pay or declare a cash dividend (except for regular quarterly dividends in an amount consistent with past practice and not exceeding $0.20 per share);

•	acquire direct or indirect control over any corporation or other entity;

•	issue any additional shares of common stock or any other capital stock of GA Financial or its subsidiaries or any option or other right to acquire any such stock, other than pursuant to the exercise of outstanding stock options and except for grants of up to 1,000 shares of GA Financial stock to each outside director of GA Financial prior to the merger;

•	sell, encumber or otherwise dispose of any of its assets, other than in the ordinary course of business for reasonable and adequate consideration;

•	incur any additional debt obligation or other obligation for borrowed money, except for obligations incurred in the ordinary course of business pursuant to existing company contracts;

•	pay any bonus, enter into any severance agreement or increase the compensation or benefits to any of its employees except for routine annual salary increases which, in the aggregate, do not exceed 4% of the total payroll of GA Financial and its subsidiaries during the 2003 fiscal year;

•	hire a new employee with an annual compensation in excess of $50,000;

•	adopt any new employee benefit plan or terminate or make any material change to any existing employee benefit plan;

•	enter into new service contracts or make capital expenditures involving expenses in excess of $50,000;

•	make any capital expenditure except individual expenditures of less than $25,000 made in the ordinary course of business;

•	cancel, release or assign any indebtedness of any person to GA Financial or any subsidiary of GA Financial, other than in the ordinary course of business and other than pursuant to contracts or agreements in force at the date of the merger agreement;

•	amend, renew or terminate specified material contracts or employment agreements or enter into new material contracts;

•	settle any claim, action or proceeding involving any liability of GA Financial for money damages in excess of $25,000 or agree in connection with any settlement to restrictions upon the operations of GA Financial or any subsidiary of GA Financial;

•	change its method of accounting in effect at December 31, 2002;

•	enter into any new line of business or discontinue any existing line of business not in the ordinary course of business;

•	enter into derivatives contracts or hedging transactions;

•	purchase investment securities or make any deposits other than in the ordinary course of business;

•	extend credit to any officer, director or significant stockholder of GA Financial in excess of 2% of the capital of Great American Federal;

•	terminate, amend, enter into or renew any real property lease or open or close any office, other than in the ordinary course of business;

•	settle or compromise any material tax liability;

•	enter into any material transactions outside the ordinary course of business; or

•	authorize or agree to take any of the foregoing actions.

Other Agreements of First Commonwealth and GA Financial

Agreement Not to Solicit Other Proposals. GA Financial has agreed not to solicit, initiate or encourage any acquisition proposal or engage in negotiations or disclose nonpublic information to any person who has made or may be considering an acquisition proposal. An acquisition proposal means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any third party would directly or indirectly acquire substantially all of the assets or a majority of the outstanding voting securities of GA Financial or Great American Federal. Despite the agreement of GA Financial not to solicit other acquisition proposals, the board of directors of GA Financial may furnish nonpublic information to or negotiate with any person in connection with an unsolicited acquisition proposal if the board determines in good faith that such action is required to comply with its fiduciary duties to the GA Financial stockholders, and the board concludes that the terms of the acquisition proposal are superior to those of the merger with First Commonwealth.

GA Financial must notify First Commonwealth of the receipt of any acquisition proposal or any request for nonpublic information relating to GA Financial and keep First Commonwealth fully informed concerning the status and details of any such acquisition proposal or request. GA Financial may not take any action with respect to the acquisition proposal for a period of three business days after notifying First Commonwealth of the proposal and must allow First Commonwealth to propose any changes to the terms and conditions of the merger agreement that would enable GA Financial’s board of directors to proceed with the merger.

Employee Matters. Each person who is an employee of GA Financial or Great American Federal as of the closing of the merger will become an at will employee of First Commonwealth or First Commonwealth Bank, as the case may be. Each continuing employee will be entitled to participate in the same benefit plans as are generally available to employees of First Commonwealth or First Commonwealth Bank of similar rank and status, and will be credited with prior years of service with GA Financial and Great American Federal for purposes of determining eligibility, vesting, benefit accrual (other than accrual of benefits under any qualified benefit plan maintained by First Commonwealth) and level of benefits. In addition, First Commonwealth and First Commonwealth Bank will, from and after the effective time of the merger:

•	give service credit to each continuing employee with respect to the satisfaction of any limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable employee welfare benefit plans of First Commonwealth or First Commonwealth Bank equal to the credit that such employee had received as of the effective time of the merger toward the satisfaction of any such limitations and waiting periods under the corresponding plans of GA Financial or any subsidiary of GA Financial;

•	waive preexisting condition limitations to the same extent waived under the corresponding benefit plan of GA Financial or Great American Federal;

•	honor the terms of specified severance, employment, change in control and deferred compensation agreements;

•	maintain existing bank-owned life insurance for directors and officers of Great American Federal; and

•	assume the existing severance compensation plan of Great American Federal and honor the terms of the plan.

Great American Federal Employee Stock Ownership Plan. The Great American Federal Employee Stock Ownership Plan will be terminated as of the effective time of the merger, and the trustees of the ESOP will elect to receive a sufficient amount of cash to repay the outstanding indebtedness of the ESOP. In connection with the termination of the ESOP, GA Financial has agreed to apply to the Internal Revenue Service for a favorable determination letter on the tax-qualified status of the plan on termination. The account balances of participants in the plan will be distributed as soon as practicable after the later of the effective time of the merger or the receipt of a favorable letter for termination of the plan from the Internal Revenue Service.

Indemnification of GA Financial Officers and Directors. First Commonwealth will indemnify each director, officer, employee and agent of GA Financial and its subsidiaries and Great American Federal and its subsidiaries and maintain a policy of directors’ and officers’ liability insurance coverage for their benefit for three years following consummation of the merger. See “The Merger—Interests of Certain Directors and Executive Officers of GA Financial in the Merger” on page 34.

Other Covenants. The merger agreement requires the parties to take a number of actions before the consummation of the merger, including the following:

•	GA Financial and its subsidiaries will obtain the consent of specified third-parties to the completion of the merger.

•	GA Financial will give First Commonwealth, and First Commonwealth will give GA Financial, access during normal business hours to each other’s property, books, records and personnel and furnish all information either party may reasonably request.

•	GA Financial will deliver its unaudited financial statements to First Commonwealth after the end of each fiscal quarter.

•	Prior to completion of the merger, First Commonwealth will apply to the New York Stock Exchange to list the additional shares of First Commonwealth stock that First Commonwealth will issue in exchange for shares of GA Financial stock.

•	GA Financial and Great American Federal will modify their accruals and reserves so as to be consistent with those of First Commonwealth and First Commonwealth Bank.

•	GA Financial will cause each director, executive officer and 10% stockholder to deliver to First Commonwealth a letter to the effect that such person will comply with the securities laws in disposing of shares of First Commonwealth stock received in the merger.

•	GA Financial and First Commonwealth will cause the disposition of GA Financial equity securities or acquisitions of First Commonwealth equity securities in connection with the merger by each officer or director of First Commonwealth or GA Financial who is subject to Section 16 of the Securities Exchange Act of 1934 to be exempt from liability under Section 16(b) of the Exchange Act.

•	First Commonwealth will appoint Robert J. Ventura, a current member of GA Financial’s board of directors, to First Commonwealth’s board of directors and nominate Mr. Ventura for election at the first annual meeting of First Commonwealth after the effective time of the merger.

•	First Commonwealth Bank will appoint each member of GA Financial’s board of directors (other than Mr. Ventura, who will be appointed to First Commonwealth’s board of directors) to the Pittsburgh regional advisory board of First Commonwealth Bank for a term of at least 12 months after the effective time of the merger.

•	First Commonwealth and GA Financial will use their reasonable efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions.

•	First Commonwealth and GA Financial will use reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement.

•	GA Financial and First Commonwealth will consult with each other regarding any public statements about the merger and any filings with any governmental entity or with any national securities exchange or market.

•	First Commonwealth will file a registration statement, of which this proxy statement/prospectus is a part, with the Securities and Exchange Commission registering the shares of First Commonwealth stock to be issued in the merger to GA Financial stockholders.

•	GA Financial will take all actions necessary to convene a meeting of its stockholders to vote on the merger agreement. The GA Financial board of directors will recommend at the shareholders’ meeting that the GA Financial stockholders vote to approve the merger and will use its reasonable efforts to solicit stockholder approval, unless it determines that such actions would not comply with its fiduciary obligations to GA Financial stockholders.

•	GA Financial and First Commonwealth will use reasonable efforts to cause the merger to qualify as a tax-free reorganization under the Internal Revenue Code.

•	GA Financial will notify First Commonwealth of any event necessary to amend or supplement the representations and warranties so that the representations and warranties and schedules remain true and correct through the effective time of the merger.

Conditions to Completing the Merger

The respective obligations of First Commonwealth and GA Financial to complete the merger are subject to a number of conditions, each of which must have been fulfilled or waived by the other party prior to the completion of the merger. These conditions include the following:

Conditions to the Obligations of GA Financial.

•	First Commonwealth’s representations and warranties must be true and correct in all material respects as of December 11, 2003 and as of the closing date.

•	First Commonwealth must have performed and complied in all material respects with its obligations under the merger agreement.

•	GA Financial must have received an opinion of its legal counsel that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes.

Conditions to the Obligations of First Commonwealth.

•	GA Financial’s representations and warranties must be true and correct in all material respects as of December 11, 2003 and as of the closing date.

•	GA Financial must have performed and complied in all material respects with its obligations under the merger agreement.

•	GA Financial must have given all material notices and obtained all material consents from third parties in connection with the merger.

•	Holders of not more than 10% of the total number of outstanding shares of GA Financial stock shall have executed dissenters rights.

•	Each director and executive officer of GA Financial and its subsidiaries must have resigned from office.

Conditions to the Obligations of Both Parties.

•	Neither First Commonwealth nor GA Financial may be subject to any legal order that restrains or prohibits the consummation of any part of the merger or seeks material damages or other relief in connection with the merger.

•	The parties must receive all required governmental and regulatory approvals and all applicable waiting periods must have expired.

•	The registration statement, of which this proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission.

•	The GA Financial stockholders must approve the merger.

•	The shares of First Commonwealth to be issued in the merger must have been approved for listing on the New York Stock Exchange.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by GA Financial stockholders, as follows:

•	by either party upon mutual written consent;

•	by either party upon denial of any required regulatory approval or approval is conditioned upon a substantial deviation from the contemplated transaction;

•	by either party if the merger is not consummated by September 30, 2004 (subject to extension in some circumstances);

•	by either party if the GA Financial stockholders do not approve the merger agreement and the merger;

•	by First Commonwealth if the board of directors of GA Financial approves or recommends or enters into any agreement with respect to any other acquisition proposal, or withdraws, modifies or qualifies its recommendation of the merger agreement or the merger in a manner adverse to the interests of First Commonwealth;

•	by First Commonwealth if GA Financial breaches any representation, warranty or covenant under the merger agreement and the breach would result in the nonfulfillment of any of the conditions to First Commonwealth’s obligation to complete the merger;

•	by GA Financial if First Commonwealth breaches any representation, warranty or covenant under the merger agreement and the breach would result in the nonfulfillment of any of the conditions to GA Financial’s obligation to complete the merger; or

•	by GA Financial if it has received a superior acquisition proposal in compliance with the merger agreement and the board of directors of GA Financial determines in good faith that it must terminate the merger agreement to fulfill its fiduciary duties to the GA Financial stockholders.

Termination Fee and Expenses

GA Financial would be required to pay First Commonwealth a termination fee of approximately $7.3 million and to reimburse First Commonwealth for its reasonable expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement under specified circumstances. The termination fee is payable as follows:

•	upon termination of the merger agreement by First Commonwealth because the board of directors of GA Financial has recommended an alternative acquisition proposal or modified or withdrawn its recommendation for the merger with First Commonwealth;

•	upon termination of the merger agreement by GA Financial because the board of directors of GA Financial has determined that it must terminate the merger agreement to comply with its fiduciary duties after receiving a superior acquisition proposal; or

•	if either party terminates the merger agreement because the stockholders of GA Financial did not approve the merger agreement and the merger, an alternative acquisition proposal was pending at the time of the special meeting, and a third party acquires GA Financial within 12 months after the date of the special meeting.

The termination fee is intended to increase the likelihood that the merger will be consummated according to the terms set forth in the merger agreement and may be expected to discourage competing offers to acquire GA Financial from other parties, because the termination fee could increase the cost of acquiring GA Financial. To our knowledge, no event that would permit First Commonwealth to demand payment of the termination fee has occurred as of the date of this proxy statement/prospectus.

Regulatory Approvals for the Mergers

The merger of GA Financial with First Commonwealth is subject to the prior approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as amended. The merger of Great American Federal with First Commonwealth Bank is subject to prior approval of the Federal Deposit Insurance Corporation under the Bank Merger Act and the Pennsylvania Department of Banking under the Pennsylvania Banking Code. In addition, Great American Federal is required to provide advance notice to the Office of Thrift Supervision of the merger of Great American Federal into First Commonwealth Bank.

The Federal Reserve Board generally may not approve any proposed transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States, or that could substantially lessen competition or that would tend to create a monopoly in any section of the country or that would be in restraint of trade, unless the Federal Reserve Board finds that the public interest in meeting the convenience and needs of the community served clearly outweighs the anti-competitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy. Consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act of 1977. First Commonwealth received conditional approval from the Federal Reserve Board on March 11, 2004.

In determining whether to approve the application for the merger and the bank merger, the Pennsylvania Department of Banking will consider, among other factors, whether the mergers would be consistent with the public interest, the needs and convenience of the geographic market, and adequate and sound banking. The Department will also consider whether the merger would result in concentration of assets beyond limits consistent with effective competition. First Commonwealth received conditional approval from the Pennsylvania Department of Banking on March 18, 2004.

In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and the record of performance under the Community Reinvestment Act of both First Commonwealth Bank and Great American Federal in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. In addition, the FDIC may not approve a transaction if it will result in a monopoly or otherwise be anti-competitive. First Commonwealth received approval from the FDIC on March 17, 2004.

The regulatory approvals are subject to certain customary conditions, including approval of the merger by GA Financial stockholders and, in the case of the Federal Reserve Board, the merger or dissolution of GA Financial Strategies LLC following the completion of the merger.

Resale of First Commonwealth Stock

The shares of First Commonwealth stock to be issued to shareholders of GA Financial in the merger have been registered under the Securities Act of 1933. Shares of First Commonwealth stock issued in the merger may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of GA Financial, as that term is defined in the rules under the Securities Act. First Commonwealth stock received by those stockholders of GA Financial who may be deemed to be “affiliates” of GA Financial at the time the merger is submitted for vote of the stockholders of GA Financial may be resold without registration under the Securities Act in compliance with Rule 145 under the Securities Act, which permits limited sales under certain circumstances, or pursuant to another exemption from registration. An affiliate of GA Financial is an individual or entity that controls, is controlled by or is under common control with GA Financial, and generally includes the executive officers, directors and 10% stockholders of GA Financial. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial interest.

GA Financial has agreed in the merger agreement to cause each person who is an affiliate of GA Financial for purposes of Rule 145 under the Securities Act to deliver to First Commonwealth a written agreement intended to ensure compliance with the Securities Act.

Expenses

Except as described above under “The Merger Agreement—Termination Fee and Expenses,” each of First Commonwealth and GA Financial will pay its own costs and expenses incurred in connection with the merger.

Amendment and Waiver

The merger agreement may be amended at any time prior to the completion of the merger by a written instrument signed by all of the parties. In addition, either First Commonwealth or GA Financial may waive any default, misrepresentation or breach of a warranty or covenant contained in the merger agreement, so long as the waiver is set forth in a writing and signed by the party against whom such waiver is asserted.

DESCRIPTION OF FIRST COMMONWEALTH CAPITAL STOCK

In the merger, GA Financial stockholders will exchange their shares of GA Financial common stock for shares of First Commonwealth common stock or for cash. The following is a summary of the material features of First Commonwealth’s capital stock.

The authorized capital stock of First Commonwealth consists of 100,000,000 shares of common stock, $1.00 par value, of which 61,120,778 shares were issued and outstanding as of March 31, 2004, and 3,000,000 shares of preferred stock, $1.00 par value, of which no shares are issued or outstanding.

Common Stock

Each share of First Commonwealth common stock has the same relative rights as, and is identical in all respects to, each other share of First Commonwealth common stock. Holders of First Commonwealth common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of directors. Holders of First Commonwealth common stock are not entitled to cumulate their votes for the election of directors.

The holders of First Commonwealth common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of First Commonwealth, holders of First Commonwealth common stock will be entitled to share ratably all assets remaining after the payment of liabilities of First Commonwealth and of preferential amounts to which any preferred stock may be entitled.

The holders of First Commonwealth common stock have no preemptive or other subscription rights. First Commonwealth common stock is not subject to call or redemption, and, upon receipt by First Commonwealth of the full purchase price therefor, each share of First Commonwealth common stock will be fully paid and non-assessable.

Preferred Stock

First Commonwealth’s articles of incorporation currently authorize it to issue up to 3,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish rights, preferences and privileges of each such series and any restrictions thereon. First Commonwealth preferred stock may rank prior to First Commonwealth common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into First Commonwealth common stock. The holders of any class or series of First Commonwealth preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by Pennsylvania law.

Anti-takeover Provisions

Provisions of the Pennsylvania Business Corporation Law of 1988 and First Commonwealth’s articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the First Commonwealth board of directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. First Commonwealth believes that these provisions are appropriate to protect the interests of First Commonwealth and its shareholders.

Pennsylvania Corporate Statute. First Commonwealth is subject to various provisions of the Pennsylvania corporate statute which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are described under “Comparison of Rights of Shareholders—Anti-takeover Provisions” beginning on page 56.

Opposition of Unsolicited Offers. The articles of incorporation of First Commonwealth authorize the board of directors to take any lawful actions to oppose a tender offer or other offer for First Commonwealth’s securities if it determines that the offer should be rejected. For a description of this provision, see “Comparison of Rights of Shareholders—Anti-takeover Provisions” beginning on page 56.

Provisions Regarding the First Commonwealth Board of Directors. First Commonwealth’s articles of incorporation and bylaws separate the First Commonwealth board of directors into classes. This could make it more difficult for a third party to acquire immediate control over the First Commonwealth board of directors, thereby possibly discouraging a third party from seeking control of First Commonwealth. For a description of these provisions, see “Comparison of Rights of Shareholders —Board of Directors” beginning on page 53.

COMPARISON OF RIGHTS OF SHAREHOLDERS

If we complete the transaction, stockholders of GA Financial who receive shares of First Commonwealth stock will become shareholders of First Commonwealth, and their rights as shareholders will be determined by the Pennsylvania Business Corporation Law of 1988, and by First Commonwealth’s articles of incorporation and bylaws. The following is a summary of material differences between the rights of holders of First Commonwealth common stock and the rights of holders of GA Financial common stock. These differences arise from various provisions of the Pennsylvania Business Corporation Law of 1988 (which we refer to as the Pennsylvania corporate statute), and the Delaware General Corporation Law (which we refer to as the Delaware corporate statute), the articles of incorporation and bylaws First Commonwealth and the certificate of incorporation and bylaws of GA Financial.

Authorized and Issued Capital

First Commonwealth is authorized to issue up to 100,000,000 shares of common stock and 3,000,000 shares of preferred stock, and GA Financial is authorized to issue up to 23,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 31, 2004, there were 61,120,778 shares of First Commonwealth common stock outstanding and 2,591,674 shares reserved for issuance upon exercise of outstanding options, and there were 5,046,967 shares of GA Financial common stock outstanding and 425,050 shares reserved for issuance upon exercise of outstanding options. Neither corporation has any shares of preferred stock outstanding.

Board of Directors

The board of directors of First Commonwealth currently has 12 directors, divided into three classes each of which is elected for a term of three years. The bylaws of First Commonwealth provide that the board will consist of between three and 25 directors. Persons nominated for election to the board of directors must own at least 15,000 shares of First Commonwealth stock, and directors elected after December 31, 2001 who have never served as directors before that date may not stand for re-election after reaching age 70. The board of directors of GA Financial currently consists of six directors, divided into three classes each of which is elected for a term of three years. The bylaws of GA Financial provide that the board will consist of six directors or such other number as the board may determine. The certificate of incorporation and bylaws of GA Financial do not impose any stock ownership requirement or age limitation with respect to nominees for director.

Removal of Directors

Under the Pennsylvania corporate statute directors of First Commonwealth may be removed only for cause by the holders of a majority of the shares entitled to vote at the election of directors. Under GA Financial’s certificate of incorporation, directors may be removed from office only for cause and only by the affirmative vote of holders of at least 80% of the outstanding shares of GA Financial stock entitled to vote in the election of directors.

Nomination of Directors

Stockholders of GA Financial and shareholders of First Commonwealth are required to submit to their respective companies, in writing and in advance, any nomination of a candidate for election as a director. First Commonwealth’s bylaws provide that the board of directors will consider any nomination that is submitted not less than 120 days prior to the date of First Commonwealth’s proxy statement for the last annual meeting. GA Financial’s bylaws provide that its stockholders may nominate a candidate for election to the board of directors by written notice received at least 90 days prior to the date of the annual meeting.

Indemnification

First Commonwealth’s bylaws provide that the corporation will indemnify each director and officer of First Commonwealth against expenses and any liability incurred in connection with any actual or threatened proceeding to which the person is involved by reason of such person’s service as a director or officer of First Commonwealth or any of its subsidiaries or because the person was serving at the request of First Commonwealth as a director, officer, employee or other representative of another entity. GA Financial’s certificate of incorporation also provides for mandatory indemnification of directors and officers of GA Financial against such proceedings to the fullest extent authorized by the Delaware corporate statute. GA Financial is also obligated to pay the expenses incurred by any director or officer in defending any proceeding in advance of its final disposition, subject to the receipt of an undertaking by the director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified for such expenses.

Shareholders Meetings

The bylaws of First Commonwealth provide that special meetings of the shareholders may be called only by a majority of the corporation’s board of directors. The certificate of incorporation of GA Financial requires a resolution adopted by a majority of the “whole board” to call a special meeting of stockholders. For that purpose, the “whole board” means the total number of authorized directorships, which means that vacant board seats are included in determining the number of votes required to obtain a majority of the board of directors.

Shareholders of First Commonwealth are required to submit in writing to First Commonwealth any matter desired to be placed on the agenda of an annual meeting of shareholders not more than 120 days and not less than 60 days prior to the anniversary date of First Commonwealth’s proxy statement for the immediately preceding meeting. GA Financial’s bylaws require that its stockholders submit to GA Financial written notice of any matter desired to be placed on the agenda of an annual meeting of stockholders not less than 90 days prior to the date of the annual meeting (or if less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made, not later than the 10th day following the day on which such notice or public disclosure was given or made).

Required Shareholder Votes

General

Subject to the voting rights of any series of First Commonwealth or GA Financial preferred stock then outstanding, the holders of First Commonwealth and GA Financial common stock possess exclusive voting rights of the respective corporations. Neither corporation allows cumulative voting rights in the election of directors. For general corporate action of the shareholders of First Commonwealth and GA Financial, the affirmative vote of a majority of the votes cast, in person or by proxy, at a shareholders’ meeting is required for approval.

Fundamental Changes

First Commonwealth’s articles of incorporation require that a merger, consolidation, liquidation or dissolution or other action that would result in the sale of all or substantially all of the assets of the corporation must be approved by the affirmative vote of shareholders owning at least 75% of the outstanding shares of common stock, except for transactions which would not require shareholder approval under the Pennsylvania corporate statute. Generally, shareholder approval is not required under the Pennsylvania corporate statute for any merger if (i) the surviving corporation is a Pennsylvania corporation and the articles of incorporation of the surviving corporation are identical to those in effect before the merger, (ii) each share of stock outstanding before the merger is to continue as or be converted into an identical share of the surviving corporation, and (iii) the shareholders will continue to own in the aggregate shares of the surviving corporation entitled to cast at least a majority of the votes entitled to be case in the election of directors. In addition to and aside from shareholder voting rights provided by the Pennsylvania corporate statute, NYSE rules governing corporations whose stock is listed on the NYSE, such as First Commonwealth, require a shareholder vote on a merger if stock being issued in connection therewith possesses voting power equal to at least 20% of the voting power of the common stock outstanding immediately before the merger.

Under the Delaware corporate statute, a merger or sale of substantially all of the assets of GA Financial must be approved by the affirmative vote of the holders of a majority of the outstanding shares of GA Financial stock. GA Financial’s certificate of incorporation requires the approval of stockholders owning at least 80% of the outstanding shares of GA Financial stock to approve any of the following transactions involving an “interested stockholder:”

•	a merger or consolidation of GA Financial or any subsidiary of GA Financial with an interested stockholder or an affiliate of an interested stockholder;

•	the sale of 25% or more of the assets or the issuance of more than 25% of the outstanding common stock of GA Financial or any of its subsidiaries to an interested stockholder or an affiliate of an interested stockholder;

•	a plan of liquidation or dissolution proposed by or on behalf of an interested stockholder or an affiliate of an interested stockholder; or

•	a reclassification of securities of GA Financial or any other transaction with the effect of increasing the proportionate shares of any class of GA Financial’s or any subsidiary of GA Financial’s equity securities owned by an interested stockholder or affiliate of an interested stockholder.

An interested stockholder is any person who beneficially owns more than 10% of the voting stock of GA Financial, is an affiliate of the corporation and owned more than 10% of the voting stock of GA Financial at any time during the previous two years, or is an assignee of shares of voting stock that were held by an interested stockholder at any time during the previous two years. The 80% approval requirement does not apply if the transaction is approved by a majority of the disinterested directors, and, if the transaction involves the payment of cash for shares of GA Financial stock, certain other conditions are met relating to the value and form of the consideration, the payment of dividends on common stock, the absence of certain transactions between the interested stockholder and GA Financial, and the delivery of certain information to GA Financial stockholders.

Amendment of Articles or Certificate of Incorporation

Under the Pennsylvania corporate statute, unless otherwise provided in the articles of incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of First Commonwealth’s common stock is required to approve an amendment to the articles of incorporation of First Commonwealth. First Commonwealth’s articles of incorporation require the affirmative vote of the holders of at least 75% of the outstanding shares of First Commonwealth common stock to amend or repeal the requirement that at least 75% of the outstanding shares of common stock approve any business combination, as described above under “Comparison of Rights of Shareholders—Fundamental Changes.” Under the Delaware corporate statute, unless otherwise provided in the certificate of incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of GA Financial’s common stock is required to approve an amendment to the certificate of incorporation of GA Financial. GA Financial’s certificate of incorporation requires the approval of at least 80% of the stockholders of GA Financial to amend or repeal provisions of the certificate of incorporation:

•	restricting the voting rights of holders of more than 10% of the outstanding shares of GA Financial stock;

•	requiring that stockholders act at a meeting called by a majority of the whole board;

•	relating to the number, classification, nomination, election and removal of directors;

•	relating to the adoption, amendment or repeal of the bylaws of GA Financial;

•	requiring supermajority approval and otherwise restricting transactions with interested stockholders; and

•	relating to the indemnification and limitation of liability of directors, officers, employees and agents of GA Financial.

Amendment of Bylaws

First Commonwealth’s bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least 80% of the outstanding shares of First Commonwealth common stock or by a majority vote of the board of directors, subject to the power of shareholders to change the action of the board of directors by the affirmative vote of 80% of the outstanding shares of First Commonwealth common stock. In addition, the Pennsylvania corporate statute requires shareholder approval to adopt or amend any bylaw provision on any matter that is expressly committed to shareholders by the statute. These matters include shareholder voting rights, limitations on director liability, classes of board membership, share transfer restrictions, and other related subjects. GA Financial’s bylaws may be altered, amended or repealed by the board of directors or by stockholders holding at least 80% of the voting power of all outstanding shares of voting stock.

Anti-takeover Provisions

First Commonwealth. First Commonwealth is subject to various provisions of the Pennsylvania corporate statute which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988.

•	Subchapter 25E (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

•	Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

•	Subchapter 25G (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law of 1988. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

•	Subchapter 25H (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

•	Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988 contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

In addition to the foregoing provisions of the Pennsylvania corporate statute, the articles of incorporation of First Commonwealth authorize the board of directors to take defensive actions to oppose a tender offer or other offer for First Commonwealth’s securities if it determines that the offer should be rejected. In determining whether to reject an offer, the board is authorized to consider the offer price, the ability to obtain a more favorable price in the future, the impact of an acquisition on First Commonwealth’s employees and customers and the communities in which they serve, the reputation and business practices of the offeror and its management, the value of the securities which are offered in exchange for First Commonwealth’s securities, and any antitrust or regulatory issues that are raised by the offer. If First Commonwealth’s board determines that the offer should be rejected, it is authorized to take any lawful action against the offer, including advising shareholders to reject the offer, commencing litigation against the offeror, acquiring or selling First Commonwealth’s securities or granting options to purchase First Commonwealth securities, acquiring another company and seeking a more favorable offer from another party.

These provisions of the Pennsylvania corporate statute and First Commonwealth’s articles of incorporation may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for First Commonwealth stock, a proxy contest for control of First Commonwealth, the assumption of control of First Commonwealth by a holder of a large block of First Commonwealth’s stock and the removal of First Commonwealth’s management.

GA Financial. Delaware has adopted a “business combination” statute. Under this statute, a Delaware corporation such as GA Financial is generally prohibited from engaging in a business combination with an “interested stockholder” for a three-year period following the time when the stockholder became an interested stockholder, unless:

•	the board of directors approved the business combination or transaction before the stockholder became an interested stockholder;

•	upon becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer); or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder vote to approve the transaction at a meeting.

Except as specified by law, an interested stockholder includes any person who is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of any such person.

The statute permits a Delaware corporation to elect not to be governed by its provisions by including in its certificate of organization or by-laws a provision pursuant to which the corporation “opts out” of the statute. GA Financial has not expressly opted out of the statute.

DISSENTERS RIGHTS

If the merger is consummated, holders of GA Financial stock on the date of making a demand for appraisal, as described below, will be entitled to have the fair value of those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware corporate statute and to receive payment for the “fair value” of those shares instead of the merger consideration. In order to be eligible for such appraisal rights, however, a stockholder must (i) continue to hold such stockholder’s shares through the effective date of the merger; (ii) strictly comply with the procedures described in Section 262 and (iii) not have voted in favor of the merger (a stockholder’s vote against the merger, including as a result of a failure to vote, will not in and of itself constitute exercise of his or her appraisal rights).

The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures set forth in Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262. The following is a summary of the principal provisions of Section 262.

The following summary is not a complete statement of Section 262 of the Delaware corporate statute, and is qualified in its entirety by reference to Section 262, which is incorporated in this proxy statement/prospectus by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement/ prospectus. A copy of Section 262 is attached as Annex C to this proxy statement/prospectus.

Notice Requirements. Under Section 262, not less than 20 days prior to the date of the special meeting, GA Financial is required to mail to each GA Financial stockholder entitled to appraisal rights, a notice that appraisal rights are available to the stockholder. This notice must also include a copy of Section 262. This proxy statement/prospectus constitutes your notice of appraisal rights as required under Section 262, including your notice as to the time periods in which you have to exercise those rights. No further notice as to time restrictions on your appraisal rights will be given.

Demand for Appraisal. In order to exercise appraisal rights, a stockholder must, before the vote on the merger agreement and the merger at the special meeting has occurred, demand in writing from GA Financial an appraisal of the stockholder’s shares of GA Financial stock. This demand will be sufficient if it reasonably informs GA Financial of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of the stockholder’s shares of GA Financial stock. If you do not make this demand before the vote on the merger agreement and the merger at the meeting has occurred, your right to appraisal will be foreclosed. A vote against the merger agreement and the merger, including as a result of a failure to vote, will not in and of itself constitute an exercise of appraisal rights. All demands should be delivered to GA Financial and addressed as follows: GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, Pennsylvania 15236, Attention: Corporate Secretary.

You will only be entitled to seek appraisal if you continuously hold shares of GA Financial stock from the date on which you make a written demand for appraisal through the effective time of the merger. The demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of GA Financial stock. If GA Financial stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If GA Financial stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record.

An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a holder of record. However, that agent must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares. If a stockholder holds shares of GA Financial stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder.

A record holder such as a broker, fiduciary, depository or other nominee who holds shares of GA Financial stock as a nominee for more than one beneficial owner, some of whom desire to demand appraisal, may exercise appraisal rights on behalf of those beneficial owners with respect to the shares of GA Financial stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of GA Financial stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of GA Financial stock held in the name of the record owner.

This proxy statement/prospectus constitutes statutory notice that beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of appraisal rights before the taking of the vote on the merger agreement and the merger at the special meeting.

Within 10 days of the effective date of the merger, First Commonwealth, as the surviving corporation, must notify each stockholder whose demand for appraisal complies with Section 262 and who has not voted in favor of the merger of the date that the merger has become effective.

Filing of Petition. Within 120 days after the effective date of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from First Commonwealth, as the surviving corporation, a statement setting forth the aggregate number of shares of stock with respect to which demands for appraisal were received by GA Financial and the number of holders of those shares.

First Commonwealth must mail this statement within ten days after it receives the written request or within ten days after the expiration of the period for the delivery of demands as described above, whichever is later.

Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of GA Financial stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on First Commonwealth. If no petition is filed within the 120-day period, the rights of all dissenting stockholders to appraisal will cease.

Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. First Commonwealth, as the surviving corporation, is under no obligation to, and has no present intention to, take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Hearing in Chancery Court. If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of GA Financial stock owned by those stockholders. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation on such certificates of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The court will determine the fair value of those shares, taking into account all relevant circumstances, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value. The Delaware Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the court deems equitable.

Expenses. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney’s fees and the fees and expenses of experts) be charged pro rata against the value of all shares of GA Financial stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

No Right to Vote or Receive Dividends. Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on GA Financial stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

Withdrawal. A stockholder may withdraw a demand for appraisal at any time within 60 days after the effective date of the merger or thereafter may withdraw a demand for appraisal with the written approval of First Commonwealth. Notwithstanding the foregoing, if an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of GA Financial stock who had demanded appraisal for his shares fails to perfect or loses his right to appraisal, those shares will be treated as if they were stock election shares for purposes of the allocation and proration procedures described under “The Merger—Election and Proration Procedures.”

Because failure to comply entirely with the strict requirements of the Delaware corporate statute may result in the loss of your right to an appraisal, you should promptly consult your legal advisor if you are considering exercising your appraisal rights.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by GA Financial at the time of the special meeting to be voted for an adjournment, if necessary, GA Financial has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of GA Financial unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

EXPERTS

The consolidated financial statements of First Commonwealth Financial Corporation and subsidiaries appearing in First Commonwealth’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of First Commonwealth Financial Corporation as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2002 incorporated in this proxy statement/prospectus by reference from First Commonwealth’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of GA Financial and its subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 incorporated in this proxy statement/prospectus by reference to the GA Financial Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated by reference in this document in reliance on the report of KPMG LLP, independent certified public accountants, given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of First Commonwealth stock to be issued pursuant to the terms of the merger agreement will be passed upon for First Commonwealth by Tomb & Tomb, Indiana, Pennsylvania. Reed Smith LLP, Pittsburgh Pennsylvania, will pass upon the material federal income tax consequences of the merger to GA Financial stockholders. David R. Tomb, Jr., partner of Tomb & Tomb, beneficially owns, or has rights to acquire under First Commonwealth’s employee benefit plans, an aggregate of approximately 1.23% of First Commonwealth’s common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus is a part of a registration statement on Form S-4 filed by First Commonwealth with the Securities and Exchange Commission (commonly known as the SEC) under the Securities Act of 1933, as amended. This proxy statement/prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Commonwealth and the securities offered by this proxy statement/prospectus, you should read the registration statement in its entirety, including the documents filed as exhibits to the registration statement. Statements contained in this proxy statement/prospectus concerning the provisions of such documents are necessarily summaries, and each such statement is qualified in its entirety by reference to the document filed with the Securities and Exchange Commission.

First Commonwealth and GA Financial each file periodic reports, proxy statements and other information with the SEC. Those filings are available to the public over the Internet at the SEC’s web site. The address of that site is http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This proxy statement/prospectus incorporates important business and financial information about First Commonwealth and GA Financial that is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by First Commonwealth under the Securities Exchange Act of 1934, as amended, are incorporated by reference into this proxy statement/prospectus:

•	Annual report on Form 10-K for the fiscal year ended December 31, 2003.

•	The description of First Commonwealth common stock set forth in First Commonwealth’s Registration Statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

The following documents previously filed by GA Financial under the Securities Exchange Act of 1934, as amended, are incorporated by reference into this proxy statement/ prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

All documents filed by First Commonwealth or GA Financial pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting of GA Financial stockholders, are incorporated by reference into this proxy statement/prospectus. Documents or information that have been or are subsequently “furnished” to the SEC or that are not otherwise deemed to be filed with the SEC under those Sections are not and will not be incorporated by reference into this proxy statement/prospectus.

The documents incorporated by reference can be obtained from the SEC’s public reference facilities or on the SEC’s web site as described above under “Where You Can Find Additional Information.” Documents incorporated by reference are also available from First Commonwealth and GA Financial without charge, excluding the exhibits to such documents (unless specifically incorporated by reference to this document). You may obtain documents incorporated by reference in this proxy statement/prospectus or additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from:

First Commonwealth Financial Corporation Attn: Corporate Secretary 22 North Sixth Street Indiana, Pennsylvania 15701 (724) 349-7220	GA Financial, Inc. Attn: Corporate Secretary 4750 Clairton Boulevard Pittsburgh, Pennsylvania 15236 (412) 882-9946

If you are a stockholder of GA Financial and would like to obtain additional copies of this document, please address your request to GA Financial at the address listed above.

If you would like to request documents from First Commonwealth or GA Financial, please do so at least five business days before the date of the stockholders’ meeting in order to receive timely delivery of such documents prior to the shareholders’ meeting.

First Commonwealth has supplied all information contained or incorporated by reference in this document relating to First Commonwealth, and GA Financial has supplied all information contained or incorporated by reference in this document relating to GA Financial. You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meetings. First Commonwealth and GA Financial have not authorized anyone to provide you with information that is different from the information contained in this document. This document is dated April 16, 2004. You should not assume that the information contained in this document is accurate as of any other date.

Annex A

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

among

FIRST COMMONWEALTH FINANCIAL CORPORATION

FIRST COMMONWEALTH BANK

GA FINANCIAL, INC.

and

GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION

DATED AS OF DECEMBER 11, 2003

Exhibits:

Exhibit A            Definitions

Exhibit B            Form of Affiliate Agreement

Exhibit C            Form of Voting Agreement

AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into effective as of the 11th day of December 2003, by and among First Commonwealth Financial Corporation, a Pennsylvania corporation (“Purchaser”), First Commonwealth Bank, a Pennsylvania-chartered banking corporation and wholly owned subsidiary of Purchaser (“FCB”), GA Financial, Inc., a Delaware corporation (“Company”), and Great American Federal Savings and Loan Association, a federal savings association and wholly owned subsidiary of Company (“Great American”).

Recitals

A. The respective Boards of Directors of Purchaser and Company have determined that the merger of Company with and into Purchaser (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective stockholders, and have approved and adopted the this Agreement and the Merger, pursuant to which each outstanding share of the common stock, $0.01 par value, of Company (“Company Common Stock”), will be converted, at the election of each Company stockholder, into cash and/or shares of the common stock, $1.00 par value, of Purchaser (“Purchaser Common Stock”) as provided herein. Purchaser will be the surviving corporation (the “Surviving Corporation”) following the Merger.

B. After the Effective Time, Great American will be merged with and into FCB (the “Bank Merger”), upon the terms and subject to the conditions set forth in this Agreement. FCB will be the surviving financial institution following the Bank Merger.

C. Under Delaware law, this Agreement and the Merger must be approved and adopted by the stockholders of Company. The Board of Directors of Company has adopted a resolution recommending that the stockholders of Company approve this Agreement and the Merger and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

D. Concurrently with the execution and delivery of this Agreement, and as an inducement to Purchaser’s willingness to enter into this Agreement, each director and executive officer of Company has entered into a Voting Agreement with Purchaser pursuant to which, among other things, he or she agrees to vote in favor of approval of the transactions contemplated by this Agreement at the Special Meeting.

E. In furtherance thereof, the Boards of Directors of Purchaser and Company have approved this Agreement and the Merger in accordance with Pennsylvania law and Delaware law, respectively.

F. The parties intend that that (i) the Merger will qualify as a reorganization under Section 368 of the Code, (ii) no gain or loss will be recognized by either Company or Purchaser as a result of the Merger and (iii) no gain or loss for federal income tax purposes will be recognized by a Company Stockholder upon the exchange of Company Common Stock solely for Purchaser Common Stock.

Agreement

In consideration of the premises and the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, intending to be legally bound, as follows (each capitalized term used in this Agreement shall have the meaning assigned to such term in Exhibit A):

ARTICLE 1

BASIC TRANSACTION

1.1 Merger. At the Effective Time, Company shall be merged with and into Purchaser, pursuant to the terms and conditions set forth herein and pursuant to the Pennsylvania Business Corporation Law (“PBCL”) and the

Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, the separate corporate existence of Company shall cease and Purchaser shall continue as the Surviving Corporation. The Articles of Incorporation and Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. The effects of the Merger shall be as provided in Section 1929 of the PBCL and Section 259 of the DGCL.

1.2 Bank Merger. At the time selected by Purchaser following the Effective Time, Great American shall be merged with and into FCB, pursuant to the terms and conditions set forth herein, and in the plan of merger which shall be in form and substance mutually agreeable to FCB and Great American (the “Bank Plan of Merger”), and pursuant to the Pennsylvania Banking Code of 1965, as amended (“Banking Code”), and the Home Owners’ Loan Act of 1933, as amended (“HOLA”) and the regulations of the Office of Thrift Supervision (“OTS”) promulgated thereunder. Upon consummation of the Bank Merger, the separate corporate existence of Great American shall cease and FCB shall continue as the surviving financial institution. The Articles of Incorporation and Bylaws of FCB, in effect immediately prior to the consummation of the Bank Merger, shall be the Articles of Incorporation and Bylaws of the surviving financial institution. The effects of the Merger shall be as provided in Section 1601 et. seq. of the Banking Code and 12 C.F.R. Section 552.13. By signing this Agreement, Purchaser and Company consent to and approve the Bank Merger in their capacities as the sole shareholders of FCB and Great American, subject only to the consummation of the Merger.

1.3 Effective Time. As soon as practicable after each of the conditions set forth in Article 6 hereof have been satisfied or waived, Purchaser and Company will file, or cause to be filed, (a) with the Secretary of State of the Commonwealth of Pennsylvania Articles of Merger in the form required by and executed in accordance with the applicable provisions of the PBCL and (b) with the Secretary of State of the State of Delaware a Certificate of Merger in the form required by and executed in accordance with the applicable provisions of the DGCL. The Merger shall become effective upon filing the Articles of Merger with the Pennsylvania Secretary of State and the Certificate of Merger with the Delaware Secretary of State, or at such later time as Purchaser and Company may agree as specified in the Articles of Merger and Certificate of Merger (the “Effective Time”). The Bank Merger will be consummated after the Merger at the time selected by Purchaser.

1.4 Conversion of Company Common Stock. At the Effective Time:

(a) Subject to the allocation and proration procedures set forth in Section 1.10, and except as provided in Sections 1.5 and 1.12, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from Purchaser, at the election of the holder thereof pursuant to Section 1.10, either:

(i) cash in an amount equal to $35.00 per share (the “Per Share Cash Consideration”); or

(ii) a number of shares of Purchaser Common Stock which is equal to the Exchange Ratio.

(b) The holders of certificates representing shares of Company Common Stock shall cease to have any rights as stockholders of Company, except such rights, if any, as they may have pursuant to the DGCL. Except as provided above, until certificates representing shares of Company Common Stock are surrendered for exchange, each certificate shall, after the Effective Time, represent for all purposes only the right to receive the amount and type of consideration into which the shares of Company Common Stock represented thereby shall have been converted by the Merger as provided above.

(c) The stock transfer books of Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter.

1.5 Company Treasury Stock; Shares owned by Purchaser. Notwithstanding any other provision of this Agreement, any shares of Company Common Stock issued immediately prior to the Effective Time which are then owned beneficially or of record (a) by Company or any Company Subsidiary or (b) by Purchaser or any

Purchaser Subsidiary, in each case, other than shares held in an agency or fiduciary capacity or as a result of debts previously contracted, shall, by virtue of the Merger, be canceled at the Effective Time without payment of any consideration therefor and without any conversion thereof.

1.6 Purchaser Common Stock. The shares of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain issued and outstanding as the same number of shares of Purchaser Common Stock.

1.7 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Purchaser Common Stock and no certificates, or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu of fractional shares, Purchaser shall pay to each Company Stockholder who would otherwise be entitled to a fractional share an amount of cash determined by multiplying such fraction by the Per Share Cash Consideration.

1.8 Anti-Dilution. In the event Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or recapitalization with respect to the outstanding Purchaser Common Stock and the effective date therefor shall be prior to the Effective Time, then, for purposes of computing the Average Closing Price (and, thus, the Exchange Ratio), the closing prices of the Purchaser Common Stock for all trading days prior to the effective date of such stock split, stock dividend or recapitalization shall be proportionately adjusted.

1.9 Company Options. At the Effective Time, by virtue of the Merger, and without any action on the part of any holder of an option to purchase Company Common Stock granted under the Company Option Plan (a “Company Option”), each Company Option that is then outstanding and unexercised shall, at the election of the holder thereof pursuant to Section 1.9(b), be either:

(i) assumed by Purchaser and converted into an option to purchase Purchaser Common Stock (a “Substituted Option”) on the same terms and conditions as are in effect with respect to the Company Option immediately prior to the Effective Time, except that (A) each Substituted Option may be exercised solely for shares of Purchaser Common Stock, (B) the number of shares of Purchaser Common Stock subject to each Substituted Option shall be equal to the number of shares of Company Common Stock subject to the assumed Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per share exercise price under each Substituted Option shall be equal to the per share exercise price of the assumed Company Option immediately prior to the Effective Time divided by the Exchange Ratio, the quotient being rounded, if necessary, up or down to the nearest cent;

(ii) cancelled and all rights thereunder be extinguished (“Cancelled Option”), in consideration for which Company shall make payment immediately after the Effective Time in an amount determined by multiplying (A) the number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time by (B) an amount equal to the excess (if any) of (x) the Per Share Cash Consideration, over (y) the exercise price per share of such Company Option; or

(iii) assumed by Purchaser and converted into an option to purchase Purchaser Common Stock as provided in Section 1.9(a)(i) with respect to a number of shares of Company Common Stock subject to such Company Option designated by the holder thereof and cancelled in consideration for payment as provided in Section 1.9(a)(ii) with respect to the remaining shares of Company Common Stock subject thereto.

(b) In order for any holder of a Company Option to have his or her Company Options converted into a Substituted Option as set forth in Section 1.9(a)(i) or to receive cash in exchange for a Cancelled Option as set forth in Section 1.9(a)(ii) or to receive a Substituted Option and cash as set forth in Section 1.9(a)(iii), such holder shall have executed a written election with respect to such conversion or cancellation no later than three business days prior to the Effective Time, which written election shall be in such form as shall be prescribed by Company and reasonably satisfactory to Purchaser. No payment shall be made to a holder of a Cancelled Option unless and until such holder has executed and delivered the foregoing written election. In the event any holder of a Company Option fails to make an election within the time frame set forth herein, the Company Option held thereby shall automatically be converted at the Effective Time into an option to purchase Purchaser Common Stock in the amount and at the exercise price as calculated pursuant to Section 1.9(a)(i).

(c) As to any Company Option that is an incentive stock option, it is intended that the adjustments provided in Section 1.9(a)(i) shall be effected in a manner which is consistent with the requirements of Section 424(a) of the Internal Revenue Code. To the extent that it is not consistent with such requirements, Section 424(a) shall override anything to the contrary set forth in Section 1.9(a)(i).

(d) No later than two business days prior to the Effective Time, Company shall deliver to Purchaser a schedule which sets forth, as of that date, a complete and accurate list of outstanding Company Options, indicating (i) the holder thereof, (ii) the number of shares of Company Common Stock subject thereto, (iii) the exercise price therefor, and (iv) the number of shares of Company Common Stock subject to such Company Option with respect to which the holder has elected to receive a Substituted Option and/or cash as provided in Section 1.9(a). Prior to the Effective Time, Purchaser shall reserve for issuance the number of shares of Purchaser Common Stock necessary to satisfy Purchaser’s obligations under Section 1.9(a). As soon as practicable after the Effective Time, but in no event later than 20 business days thereafter, Purchaser shall (i) file a registration statement on Form S-8 with the SEC registering the shares of Purchaser Common Stock subject to the Substituted Options and shall use commercially reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding, and (ii) take such other actions as are required under applicable state securities laws for so long as such options remain outstanding.

1.10 Election and Exchange Procedures.

(a) Purchaser shall designate The Bank of New York (or another bank selected by Purchaser and reasonably acceptable to Company) as agent (the “Exchange Agent”) for purposes of conducting the election procedure and the exchange procedure as described in this Section 1.10. Company shall promptly provide or cause to be provided to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein.

(b) Company shall include with the Proxy Statement/Prospectus sent to the Company Stockholders an election form for use by the Company Stockholders in making the election described below as to the form of consideration to be received for their Company Common Stock (the “Election Form”) and other appropriate and customary transmittal materials for use by the Company Stockholders in transmitting the certificates representing Company Common Stock to the Exchange Agent, which shall specify that delivery shall be effected and risk of loss of Company Common Stock certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent (the “Letter of Transmittal”). The Election Form and the Letter of Transmittal shall be in such form and substance as designated by Purchaser and reasonably acceptable to Company. Purchaser shall thereafter make available one or more copies of the Election Form and the Letter of Transmittal as may be reasonably requested by Persons who become Company Stockholders after the record date for the Special Meeting and prior to the Election Deadline. The Election Form shall permit each Company Stockholder (or beneficial owner through appropriate and customary documentation and instructions) to elect to receive either (i) Purchaser Common Stock with respect to all of such holder’s shares of Company Common Stock, (ii) cash with respect to all of such holder’s shares of Company Common Stock, or (iii) Purchaser Common Stock in exchange for a specified number of shares of Company Common Stock and cash in exchange for a specified number of shares of Company Common Stock. Shares of Company Common Stock with respect to which a Company Stockholder elects to receive Purchaser Common Stock are referred to as “Stock Election Shares.” Shares of Company Common Stock with respect to which a Company Stockholder elects to receive cash are referred to as “Cash Election Shares.” Any shares of Company Common Stock (other than Dissenting Shares, which are dealt with in

Section 1.12 and shares which are cancelled without payment pursuant to Section 1.5) with respect to which the holder fails to make an effective election to receive Purchaser Common Stock or cash, together with shares of Company Common Stock with respect to which a Company Stockholder exercises his or her rights to appraisal under the DGCL and, as of the Election Deadline, has failed to perfect or effectively withdrawn or lost such rights, are referred to as “No-Election Shares.” Nominee record holders who hold Company Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.

(c) Any election by a Company Stockholder to receive Purchaser Common Stock or cash shall be effective only if the Exchange Agent shall have actually received a signed and properly completed Election Form by 5:00 p.m., Eastern Time, on the last business day before the date of the Special Meeting (the “Election Deadline”); provided, that if all Regulatory Approvals have not been obtained prior to such date, Purchaser shall extend the Election deadline until the third business day following the receipt of the final Regulatory Approval. If the Election Deadline is so extended, Purchaser shall promptly issue a press release advising the Company Stockholders of the extension and, upon receipt of the final Regulatory Approval, shall issue a press release advising the Company Stockholders of the revised Election Deadline. An Election Form will be properly completed only if all information called for by the Election Form is provided and, (i) in the case of shares that represented by certificates, only if accompanied by a certificate or certificates representing all shares of Company Common Stock covered thereby, and (ii) in the case of shares that are held in book-entry form (“Book-Entry Shares”), only upon compliance with the book-entry delivery procedures reasonably established by Purchaser and the Exchange Agent, in each case, subject to the provisions of subsection (g) of this Section 1.10. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. All elections shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser and Company that this Agreement has been terminated and, in that event, the Exchange Agent shall promptly return all Company Common Stock certificates and Book-Entry Shares received by it to the appropriate Company Stockholders. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(d) Within five (5) business days after the Election Deadline, the Exchange Agent shall effect the allocation among Company Stockholders of rights to receive Purchaser Common Stock or cash in the Merger as follows:

(i) If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(A) No-Election Shares shall be deemed to be Cash Election Shares to the extent necessary to cause the total number of Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares in order to accomplish that result, then the Exchange Agent shall convert on a pro rata basis (subject to rounding to avoid the conversion of fractional shares) a sufficient number of No-Election Shares into Cash Election Shares to cause the total number of Cash Election Shares after such conversion multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration, and all remaining No-Election Shares shall be treated as Stock Election Shares.

(B) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares multiplied by the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Stock Election Shares into Cash Election Shares to cause the total number of Cash Election Shares after such conversion times the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

Notwithstanding the foregoing, if the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, Purchaser may, in its sole discretion, elect to reduce the Aggregate Cash Consideration to an amount not less than the product of the Cash Election Shares multiplied by the Per Share Cash Consideration and apply the foregoing allocation procedure (if necessary) using the Aggregate Cash Consideration as so reduced.

(ii) If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A) All No-Election Shares shall be deemed to be Stock Election Shares.

(B) The Exchange Agent shall convert on a pro rata basis (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Cash Election Shares into Stock Election Shares to cause the number of remaining Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

(e) Following and giving effect to any reallocation (if necessary) under subsection (d) of this Section 1.10, all Stock Election Shares and all No-Election Shares will be converted into the right to receive Purchaser Common Stock as provided in Section 1.4(a)(ii) and all Cash Election Shares shall be converted, effective as of the Effective Time, into the right to receive cash as provided in Section 1.4(a)(i).

(f) At or prior to the Effective Time, Purchaser shall authorize the Exchange Agent to issue the number of shares of Purchaser Common Stock issuable in the Merger and shall deliver to the Exchange Agent the amount of cash payable in the Merger. All such shares shall be deemed to have been issued as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to such shares.

(g) After the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented shares of Company Common Stock who has surrendered or surrenders such certificate or certificates to the Exchange Agent with a properly completed Letter of Transmittal, and each Company Stockholder holding Book-Entry Shares who has complied with the book-entry delivery procedures established by Purchaser and the Exchange Agent will, upon acceptance of such certificates and/or Book-Entry Shares by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Purchaser Common Stock and/or the amount of cash into which the aggregate number of shares of Company Common Stock surrendered or delivered shall have been converted pursuant to this Agreement and, if such holder’s shares of Company Common Stock have been converted into Purchaser Common Stock, cash in lieu of fractional shares, and any distribution previously paid with respect to Purchaser Common Stock issuable in the Merger for which the record date was on or after the Effective Date, in each case without interest. Each Company Stockholder who receives shares of Purchaser Common Stock in the Merger shall receive a prospectus and enrollment materials for Purchaser’s dividend reinvestment plan together with such Stockholder’s Purchaser Common Stock certificate or certificates. The Exchange Agent shall accept such certificates and/or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding certificate which prior to the Effective Time represented Company Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of Purchaser Common Stock and/or the right to receive the amount of cash into which such Company Common Stock shall have been converted. No dividends which have been declared will be remitted to any Person entitled to receive shares of Purchaser Common Stock under this Section 1.10 until such Person surrenders the certificate or certificates representing Company Common Stock, at which time such dividends shall be remitted to such Person without interest.

(h) The Exchange Agent shall use commercially reasonable efforts to distribute Purchaser Common Stock and cash as provided herein not later than ten (10) business days after the Effective Time to the former

Company Stockholders who submitted a properly completed Letter of Transmittal and Company stock certificates prior to the Election Deadline. The Exchange Agent shall distribute Purchaser Common Stock and cash as provided herein to other former Company Stockholders within a reasonable time after its receipt of a properly completed Letter of Transmittal and Company Common Stock certificates from such former Company Stockholder.

(i) If any certificate for Company Common Stock has been lost or destroyed, the Company Stockholder in whose name that certificate is registered may submit to the Exchange Agent, in lieu of such certificate, an appropriate affidavit of loss and indemnity agreement and/or a bond in such sum as may be required by the Exchange Agent as indemnity against any claim that may be made against Purchaser or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed. If any certificates evidencing shares of Purchaser Common Stock are to be issued in a name other than that in which the certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the certificate, with all signatures guaranteed, and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Purchaser Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(j) Any portion of the shares of Purchaser Common Stock and cash delivered to the Exchange Agent by Purchaser pursuant to Section 1.10(f) that remains unclaimed by the Company Stockholders for one year (or such later period as Purchaser and the Exchange Agent may agree) after the Effective Time (as well as any proceeds from any distributions on such shares and any investment of any cash held by the Exchange Agent) shall be delivered by the Exchange Agent to Purchaser. Any Company Stockholder who has not complied with Section 1.10(g) before the expiration of such period shall thereafter look only to Purchaser for the consideration deliverable to such stockholder in the Merger as determined pursuant to this Agreement, without any interest thereon. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Purchaser Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Purchaser and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect to the identify of such Persons. In the event of a dispute with respect to ownership of shares of Purchaser Common Stock, Purchaser and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

1.11 Withholding Rights. Purchaser (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Company Stockholder such amounts as Purchaser is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Company Stockholder in respect of which such deduction and withholding was made.

1.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Purchaser Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by Company Stockholders who did not vote in favor of the Merger and who have complied with all of the relevant provisions of Section 262 of the DGCL (“Dissenting Shares” and “Dissenting Stockholders,” respectively), shall not be converted into the right to receive the consideration provided in Section 1.4, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. Company shall give Purchaser (a) prompt notice of any demands for appraisal of any shares of Company Common Stock or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Company relating to Company Stockholders’ rights of appraisal, and (b) the opportunity to direct, in its reasonable business judgment, all negotiations and proceedings with respect to demands for appraisal under the DGCL. Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent at any time following the Election Deadline, the shares of Company Common Stock held by such Dissenting Stockholder shall thereupon be converted into the right to receive the merger consideration provided in Section 1.4 as if such Dissenting Shares were Stock Election Shares.

1.13 Closing. Subject to the provisions of Article 6 hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as practicable after the satisfaction or waiver of all of the conditions to Closing, and shall be on such date, time and location as Purchaser and Company shall mutually agree. If all conditions to the obligations of each of the parties shall have been satisfied or waived by the party entitled to the benefits thereof, the parties shall, at the Closing, duly execute the Articles of Merger for filing with the Pennsylvania Secretary of State and the Certificate of Merger for filing with the Delaware Secretary of State and promptly thereafter shall take all steps necessary or desirable to consummate the Merger in accordance with all applicable Laws. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Bank Merger will be consummated after the Merger at a time selected by Purchaser and pursuant to the terms of this Agreement and the Bank Plan of Merger.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND FCB

To induce Company and Great American to enter into this Agreement, Purchaser and FCB represent and warrant as follows:

2.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (“BHCA”), and engages only in activities (and holds properties only of the types) permitted by the Commonwealth of Pennsylvania and the FRB and the rules and regulations promulgated thereby (including but not limited to the BHCA). Purchaser (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries.

(b) Each Purchaser Subsidiary (other than FCB) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Purchaser Subsidiary (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries.

(c) FCB is a Pennsylvania-chartered banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the Commonwealth of Pennsylvania, the Pennsylvania Department of Banking (the “PDB”) and the Federal Deposit Insurance Corporation (the “FDIC”) and the rules and regulations promulgated thereby. FCB (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries. Deposit accounts of FCB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted under applicable Law and all premiums and assessments required in connection therewith have been paid by FCB.

2.2 Capitalization.

(a) The authorized capital stock of Purchaser consists of 100,000,000 shares of Purchaser Common Stock, and 3,000,000 shares of preferred stock, par value $1.00 per share (the “Purchaser Preferred Stock”). As of the date hereof, there are (i) 63,715,026 shares of Purchaser Common Stock issued, 60,699,962 shares of Purchaser Common Stock outstanding, and 3,015,064 shares of Purchaser Common Stock held in Purchaser’s treasury, (ii) no shares of Purchaser Preferred Stock issued and outstanding or held in Purchaser’s treasury, and (iii) 2,988,365 shares of Purchaser Common Stock reserved for issuance upon exercise of outstanding stock options. All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. None of the issued and outstanding shares of Purchaser Common Stock were issued in violation of the preemptive rights of any Person. Upon issuance as provided in this Agreement, the shares of Purchaser Common Stock issuable in the Merger will be duly authorized, validly issued, fully paid and nonassessable and no personal liability will attach to the ownership thereof. No Person has preemptive rights in respect of the Purchaser Common Stock to be issued in the Merger. The shares of Purchaser Common Stock issuable in the Merger will be registered pursuant to an effective Registration Statement under the Securities Act.

(b) The authorized capital stock of FCB consists of 100,000,000 shares of common stock, par value $1.00 per share (“FCB Common Stock”). As of the date hereof, there are (i) 38,969,900 shares of FCB Common Stock issued and outstanding and (ii) no shares of FCB Common Stock are held in FCB’s treasury. All of the issued and outstanding shares of FCB Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. All of the issued and outstanding shares of FCB Common Stock are held beneficially and of record by Purchaser, free and clear of any Lien. None of the issued and outstanding shares of FCB Common Stock were issued in violation of the preemptive rights of any Person. There are no outstanding securities or other obligations which are convertible into FCB Common Stock or into any other debt or equity security of FCB, and there are no outstanding rights, subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FCB Common Stock or any other equity security of FCB or any securities representing the right to purchase or otherwise receive any shares of FCB Common Stock, or any other equity security of FCB.

2.3 Authority; No Violation.

(a) Purchaser and FCB have full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals set forth in Section 2.5, to consummate the transactions contemplated hereby and to comply with the terms and provisions hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of Purchaser and FCB and no other corporate proceedings on the part of Purchaser or FCB are necessary to approve this Agreement or to consummate the Merger or the Bank Merger. This Agreement has been duly and validly executed and delivered by Purchaser and FCB and (assuming due authorization, execution and delivery by Company and Great American of this Agreement) is a valid and binding obligation of Purchaser and FCB, enforceable against each of Purchaser and FCB in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity and (iii) bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Purchaser and FCB, nor the consummation by Purchaser and FCB of the transactions contemplated hereby, nor compliance by Purchaser or FCB with any of the terms or provisions hereof, will (either with or without the giving of notice or the passing of time or both) (i) violate any provision of the Articles of Incorporation or Bylaws of Purchaser or the organizational documents of any Purchaser Subsidiary or (ii) subject to the receipt of the required regulatory approvals set forth in Section 2.5, (A) violate in any material respect any Law applicable to Purchaser or any Purchaser Subsidiary, or any of their respective properties or assets, or (B) violate or conflict in any material respect with, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, (C) violate or conflict with any of the terms, conditions or provisions of any order, judgment or decree to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (D) result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any Purchaser Subsidiary.

2.4 No Legal Bar. Neither Purchaser nor any Purchaser Subsidiary is a party to, subject to or bound by any agreement, judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Entity or any law which would prevent the execution of this Agreement by Purchaser or FCB, their delivery thereof to Company and Great American or, subject to receipt of the required regulatory approvals set forth in Section 2.5, their consummation of the transactions contemplated hereby and their compliance with the terms and provisions hereof, and no action or proceeding is pending or, to the Knowledge of Purchaser, threatened against Purchaser or any Purchaser Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby, or any action which has been taken by any of the parties to this Agreement in connection herewith or in connection with any of the transactions contemplated hereby is at issue.

2.5 Approvals, Consents and Filings. Except for (i) the approval of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) the delivery of notice of the Merger and the Bank Merger to the OTS, (iv) the declaration of effectiveness of the Registration Statement and approval of the Proxy Statement/Prospectus by the SEC, (v) any notice or filing required under the HSR Act, (vi) the approval of Purchaser’s additional listing application for the listing of the Purchaser Common Stock to be issued in the Merger on the NYSE and (vii) the filing of the Articles of Merger with the Pennsylvania Secretary of State and the Certificate of Merger with the Delaware Secretary of State, neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby, requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party.

2.6 Financial Statements; Reports; Books and Records.

(a) Purchaser has previously delivered or made available to Company true, correct and complete copies of the consolidated balance sheets of Purchaser and the Purchaser Subsidiaries as of December 31 for the fiscal years 2000 through 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2000 through 2002, inclusive, in each case accompanied by the audit report of Deloitte & Touche LLP, independent public accountants with respect to Purchaser for such periods, and the interim unaudited financial statements of Purchaser as of and for the nine-month periods ended September 30, 2003 and 2002 (all such financial statements are collectively referred to herein as the “Purchaser Financial Statements”). The Purchaser Financial Statements (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations and the consolidated financial condition of Purchaser and the Purchaser Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. The Purchaser Financial Statements (including the related notes, where applicable) comply with applicable accounting requirements with respect thereto and have been prepared in accordance with accounting principles generally accepted in the United States of America consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto.

(b) Since December 31, 2000, Purchaser and each Purchaser Subsidiary has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by Purchaser to its shareholders (and copies of all such reports, registrations statements and communications have been furnished or made available by Purchaser to Company), (ii) the FRB, (iii) the FDIC, (iv) the PDB, and (v) the NYSE and any other self-regulatory organization, and (vi) any applicable state securities, insurance or banking authorities (collectively, as used in this Section 2.6(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Purchaser Reports”), and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Purchaser Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Purchaser Subsidiary is required to file any form, report or other document with the SEC. Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of Purchaser and the Purchaser Subsidiaries, since December 31, 2000, no Regulatory Agency has initiated any proceeding or, to the Knowledge of Purchaser, investigation into the business or operations of Purchaser or any of the Purchaser Subsidiaries. Purchaser and each Purchaser Subsidiary has resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination. Neither Purchaser nor any Purchaser Subsidiary has received any written notice from, or is a party to any written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity or any staff thereof (i) asserting that Purchaser or any Purchaser Subsidiary is not in substantial compliance with any statute, regulation or ordinance which such Governmental Entity enforces, or with the internal policies and procedures of such entity, or (ii) directing, restricting or limiting in any manner the operations of Purchaser or any Purchaser Subsidiary, including with respect to such entities’ capital adequacy, its credit policies, its management, or the payment of dividends.

(c) The books and records of Purchaser and each Purchaser Subsidiary have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

2.7 Absence of Changes. Since December 31, 2002 there has not been any Material Adverse Change in Purchaser and the Purchaser Subsidiaries.

2.8 Brokers, Finders and Financial Advisors. Except for Purchaser’s engagement of Sandler O’Neill & Partners L.P. in connection with the issuance of trust preferred and/or other debt securities to finance the Merger, neither Purchaser nor any Purchaser Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger.

2.9 Information to be Supplied. The information to be supplied by Purchaser or any Purchaser Subsidiary for inclusion in the Registration Statement and/or any information filed by Purchaser with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to Company Stockholders and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Purchaser for inclusion in the Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals, be accurate in all material respects.

2.10 Compliance with Applicable Laws.

(a) Purchaser and each Purchaser Subsidiary has complied in all material respects with all Laws applicable to it or its assets or to the operation of its business. Neither Purchaser nor any Purchaser Subsidiary has received any written notice of any alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is any remaining material liability.

(b) FCB is an insured depository institution and is “well-capitalized” (as that term is defined by 12 C.F.R. Section 565.4(b)(1)), and such institution’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

2.11 Representations and Warranties. The representations or warranties made by Purchaser and FCB as set forth in this Agreement, or in any document, statement, certificate or other writing furnished or to be furnished by Purchaser and FCB to Company pursuant to the transactions contemplated by this Agreement, do not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances under which they were or are made, not false or misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY AND GREAT AMERICAN

To induce Purchaser and FCB to enter into this Agreement, Company and Great American represent and warrant, except as set forth in the disclosure schedule delivered by Company to Purchaser on the date hereof (the “Company Disclosure Schedule”), as follows:

3.1 Organization.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company is duly registered as a unitary savings and loan holding company with the OTS under the HOLA, and engages only in activities (and holds properties only of the types) permitted by the State of Delaware and the OTS and the rules and regulations promulgated thereby (including but not limited to the HOLA). Company (i) has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries.

(b) Each Company Subsidiary (other than Great American) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Company Subsidiary (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries.

(c) Great American is a federal savings association duly chartered under the laws of the United States, with its main office in the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the OTS, the PDB and the FDIC and the rules and regulations promulgated thereby. Great American (i) has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (ii) is duly licensed or qualified to do business in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries. Deposit accounts of Great American are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by Great American.

(d) Company has delivered to Purchaser true, correct and complete copies of the Certificate of Incorporation and Bylaws, as amended to the date hereof, of Company and each Company Subsidiary.

3.2 Capitalization, Subsidiaries and Affiliates.

(a) The authorized capital stock of Company consists 23,000,000 of shares of Company Common Stock, and 1,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”). As of the date hereof, there are (i) 8,900,000 shares of Company Common Stock issued and 3,867,408 shares of Company Common Stock held in Company’s treasury, (ii) no shares of Company Preferred Stock issued and outstanding or held in Company’s treasury, and (iii) 5,032,592 shares of Company Common Stock outstanding for voting purposes. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list specifying all outstanding options to purchase Company Common Stock, indicating (i) the holder thereof, (ii) the number of shares of Company Common Stock subject thereto, (iii) the exercise price, date of grant, vesting schedule and expiration date therefor, and (iv) any terms regarding the acceleration of vesting thereof. The only outstanding options to purchase shares of Company Common Stock are issued pursuant to the Company Option Plans and a copy of each Company Option Plan gas been provided to Purchaser. All such outstanding options to purchase shares of Company Common Stock pursuant to the Company Option Plans shall be converted or cancelled as provided herein as of the Effective Time. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. None of the issued and outstanding shares of Company Common Stock were issued in violation of the preemptive rights of any Person. Except for the outstanding options to purchase shares of Company Common Stock under the Company Option Plans, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock or any other equity security of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, or any other equity security of Company.

(b) The authorized capital stock of Great American consists of 1,000 shares of common stock, par value $1.00 per share (“Great American Common Stock”). As of the date hereof, there are (i) 1,000 shares of Great American Common Stock issued and outstanding and (ii) no shares of Great American Common Stock held in Great American’s treasury. All of the issued and outstanding shares of Great American Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. None of the issued and outstanding shares of Great American Common Stock were issued in violation of the preemptive rights of any Person. Great American does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Great American Common Stock or any other equity security of Great American or any securities representing the right to purchase or otherwise receive any shares of Great American Common Stock, or any other equity security of Great American.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all direct or indirect subsidiaries of Company, whether consolidated or unconsolidated (each, a “Company Subsidiary,” and collectively, the “Company Subsidiaries”), including a description of the capitalization of each Company Subsidiary, and all investments by Company or any Company Subsidiary in any corporation, partnership, company, joint venture or other entity, as of the date of this Agreement. Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Company

Subsidiary, free and clear of all Liens. All of the issued and outstanding shares of capital stock or other interests of each Company Subsidiary (other than Great American) are duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof, and none of such shares or other interests were issued in violation of the preemptive rights of any Person. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Company Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Company Subsidiary.

(d) Each director and executive officer of Company and each Person who, to the Knowledge of Company, holds more than 10% of the outstanding shares of Company Common Stock is listed at Section 3.2(d) of the Company Disclosure Schedule.

3.3 Authority; No Violation.

(a) Company and Great American have full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory and stockholder approvals set forth in Section 3.5, to consummate the transactions contemplated hereby and to comply with the terms and provisions hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of Company and Great American. The Board of Directors of Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Stockholders for approval at the Special Meeting and, except for the adoption of this Agreement by the requisite vote of the Company Stockholders, no other corporate proceedings on the part of Company or Great American (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the Merger or the Bank Merger. This Agreement has been duly and validly executed and delivered by Company and Great American and (assuming due authorization, execution and delivery by Purchaser and FCB of this Agreement) is a valid and binding obligation of Company and Great American, enforceable against each of Company and Great American in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity and (iii) bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Company and Great American, nor the consummation by Company and Great American of the transactions contemplated hereby, nor compliance by Company or Great American with any of the terms or provisions hereof, will (either with or without the giving of notice of the passing of time or both) (i) violate any provision of the Certificate of Incorporation or Bylaws of Company or the organizational documents of any Company Subsidiary or (ii) subject to the receipt of the required regulatory and stockholder approvals set forth in Section 3.5 and the third-party consents set forth in Section 3.3(b) of the Company Disclosure Schedule, (A) violate in any material respect any Law applicable to Company or any Company Subsidiary, or any of their respective properties or assets, or (B) violate or conflict in any material respect with, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, (C) violate or conflict with any of the terms, conditions or provisions of any order, judgment or decree to which Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (D) result in the creation of any Lien upon any of the respective properties or assets of Company or any Company Subsidiary.

3.4 No Legal Bar. Neither Company nor any Company Subsidiary is a party to, or subject to, or bound by, any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other Governmental Entity, or any Law which would prevent the execution of this Agreement by Company or Great American, the delivery thereof to Purchaser, or (subject to the receipt of the required regulatory and stockholder approvals set forth in Section 3.5) their consummation of the transactions contemplated hereby and their compliance with the terms and provisions hereof, and no action or proceeding is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of the parties to this Agreement in connection herewith or in connection with the transactions contemplated hereby is at issue.

3.5 Approvals, Consents and Filings. Except for (i) the approval of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) the delivery of notice of the Merger and the Bank Merger to the OTS, (iv) any notice or filing required under the HSR Act, (v) the approval of the Merger by the Company Stockholders and (vi) the filing of the Articles of Merger with the Pennsylvania Secretary of State and the Certificate of Merger with the Delaware Secretary of State, neither the execution and delivery of this Agreement by Company or Great American nor the consummation of the transactions contemplated hereby requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

3.6 Financial Statements; Reports; Books and Records.

(a) Company has previously delivered or made available to Purchaser true, correct and complete copies of the consolidated statements of condition of Company and the Company Subsidiaries as of December 31 for the fiscal years 2000 through 2002 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the fiscal years 2000 through 2002, inclusive, in each case accompanied by the audit report of KPMG LLP, independent public accountants with respect to Company, and the interim unaudited financial statements of Company as of and for the nine-month periods ended September 30, 2003 and 2002 (all such financial statements are collectively referred to herein as the “Company Financial Statements”). The Company Financial Statements (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 5.7 will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the results of the consolidated operations and consolidated financial condition of Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. The Company Financial Statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 5.7 will comply, with applicable accounting requirements with respect thereto and have been, and the financial statements referred to in Section 5.7 will be, prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto and except, in the case of unaudited quarterly financial statements, for the absence of notes thereto and normal year-end audit adjustments consistent with past practice.

(b) Since December 31, 2000, Company and each Company Subsidiary has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by Company to its stockholders (and copies of all such reports, registrations statements and communications have been furnished or made available by Company to Purchaser), (ii) the OTS, (iii) the FDIC, (iv) the PDB, (v) the AMEX and any other self-regulatory organization, and (vi) any applicable state securities, insurance or banking authorities (collectively, as used in this Section 3.6(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Company Reports”), and have paid and will pay, as applicable, all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Company Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC. Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of Company and the Company Subsidiaries, since December 31, 2000, no Regulatory Agency has initiated any proceeding or, to the Knowledge of Company, investigation into the business or operations of Company or any of the Company Subsidiaries. Company and each Company Subsidiary has resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination. Neither Company nor any Company Subsidiary has received any written notice from, or is a party to any written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity or any staff thereof (i) asserting that Company or any Company Subsidiary is not in substantial compliance with any statute, regulation or ordinance which such Governmental Entity enforces, or with the internal policies and procedures of such entity, or (ii) directing, restricting or limiting in any manner the operations of Company or any Company Subsidiary, including with respect to such entities’ capital adequacy, its credit policies, its management, or the payment of dividends.

(c) The books and records of Company and each Company Subsidiary have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

(d) Since December 31, 2002, there have been no significant changes in the internal controls utilized by Company and Company Subsidiaries with respect to their financial records (the “Internal Controls”) or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses. There are no significant deficiencies in the design or operation of the Internal Controls which could adversely affect the ability of Company and Company Subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls. Company is not aware of any fraud or suspected fraud, whether or not material, that involves management or other employees who have a significant role in preparing Company’s consolidated financial statements.

3.7 Undisclosed Liabilities. Neither Company nor any Company Subsidiary has any debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by Company to Purchaser or (ii) those incurred in the Ordinary Course of Business since December 31, 2002, none of which arises from any breach of contract, tort or violation of law or has or is reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries.

3.8 Tax Matters.

(a) Company and each Company Subsidiary has duly filed when due (including applicable extensions granted without penalty) (i) all material federal and state tax returns and reports, and (ii) all material returns and reports of other Governmental Entities having jurisdiction with respect to taxes imposed upon the income, properties, revenues, operations or other assets of Company or such Company Subsidiary. Such returns or reports are true, complete and correct in all material respects. Company and each Company Subsidiary has paid all taxes and other governmental charges including all applicable interest and penalties set forth in such returns or reports.

(b) There are no Liens on the assets of Company or any Company Subsidiary relating to or attributable to any taxes (other than taxes not yet due and payable). All material federal, state and local taxes and other material governmental charges payable by Company or any Company Subsidiary have been paid or have been adequately accrued or reserved for on such entity’s books in accordance with GAAP and banking regulations applied on a consistent basis. Until the Effective Time, Company and each Company Subsidiary shall continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with generally accepted accounting principles and banking regulations applied on a consistent basis. Neither Company nor any Company Subsidiary has received any written, or, to the Knowledge of Company, unwritten notice of a tax deficiency or assessment of additional taxes of any kind and, to the Knowledge of Company, there is no threatened claim against Company or any Company Subsidiary or any basis for any such claim, for payment of any additional federal, state or local taxes for any period prior to the date of this Agreement in excess of the accruals or reserves provided therefor in the most recent audited financial statements provided by Company to Purchaser.

(c) Neither Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(d) Proper and accurate amounts have been withheld by Company and each Company Subsidiary from its employees for all periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local tax laws. All material federal, state and local tax returns have been filed by Company and each Company Subsidiary for all periods for which returns were due with respect to withholding, social security and unemployment taxes and the amounts shown thereon to be due and payable have been paid in full. Such returns or reports are true, complete and correct in all material respects.

3.9 Certain Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all contracts, arrangements and commitments to which either Company or any Company Subsidiary is a party or by which either Company or any Company Subsidiary may be bound as of the date of this Agreement (i) between or among Company, any Company Subsidiary and/or any Affiliate thereof, (ii) which materially restricts the conduct of any line of business by Company or any Company Subsidiary, (iii) that is, whether or not entered into in the Ordinary Course of Business, not terminable upon notice of 60 days or less and involves payments to or by Company or a Company Subsidiary of more than $50,000 in the aggregate per year, except contracts with customers entered into in the Ordinary Course of Business, (iv) providing for the indemnification by Company or any Company Subsidiary of any Person, (v) that is, in Company’s good faith determination, material to the financial condition, results of operations or business of Company or any Company Subsidiary, except contracts with customers entered into in the Ordinary Course of Business. Each contract, arrangement or commitment of the type described in this Section 3.9(a), whether or not set forth in Section 3.9(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.” Section 3.9(a) of the Company Disclosure Schedule does not include the Leases, Employment Agreements or Company Benefit Plans, and the Leases, Employment Agreements and Company Benefit Plans are not included in the term “Company Contracts.”

(b) (i) Each Company Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms, except as enforcement may be limited by (A) receivership, conservatorship or supervisory powers of bank regulatory agencies, (B) general principles of equity and (C) bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally; (ii) Company, each Company Subsidiary and, to the Knowledge of Company, each other party thereto, has in all material respects performed all obligations required to be performed by it to date under each Company Contract; and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default or cause for termination on the part of Company or any Company Subsidiary or, to the Knowledge of Company, any other party under any such Company Contract.

3.10 Litigation and Proceedings. Except as set forth on Section 3.10 of the Company Disclosure Schedule, neither Company nor any Company Subsidiary is a party to any, and there are no pending or to the Knowledge of Company, threatened, legal, administrative, arbitration or other proceedings, claims, counterclaims, actions or governmental or regulatory investigations of any nature against Company or any Company Subsidiary. There is no injunction, order, judgment, decree, or regulatory restriction (other than those of general applicability to savings and loan holding companies and their subsidiaries) imposed upon Company, any Company Subsidiary, the officers and directors of Company or any Company Subsidiary or the assets or business of Company or any Company Subsidiary. Neither Company nor any Company Subsidiary has been advised of, or is aware of, the threat of any such action.

3.11 Tangible Properties.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned by Company or any Company Subsidiary.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which each of Company and the Company Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect in all material respects according to its terms. Company and each Company Subsidiary has performed all material obligations required to be performed by it to date under each of the Leases. No event has occurred and no condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default or termination event on the part of Company or any Company Subsidiary under any of the Leases. Company and the Company Subsidiaries have paid all rents and other charges to the extent due under the Leases.

(c) Each of Company and the Company Subsidiaries, has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) Liens incurred in the Ordinary Course of Business that, individually and in the aggregate, are not material in character, amount or extent, do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of, any material asset.

3.12 Intellectual Property. Section 3.12 of the Company Disclosure Schedule sets forth all (i) registered trademarks, trade names, service marks or other trade rights, and all pending applications for any such registrations, (ii) registered copyrights, and all pending applications for any such registrations, (iii) trade secrets, (iv) inventions, discoveries, designs, and drawings, (v) computer software (including all source and object codes and manuals), and (vi) registered patents, and all pending applications for any such registrations, whether owned, licensed or otherwise used by Company or any Company Subsidiary (collectively, the “Intellectual Property Rights”). The Intellectual Property Rights are all those necessary for the conduct of the business of Company and each Company Subsidiary as presently conducted. Neither Company nor any Company Subsidiary has any obligation to compensate any Person for the use of any of the Intellectual Property Rights and Company has not granted to any Person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property Rights will not cease to be rights of Company or be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby. No other Person (i) has notified Company that such Person claims any ownership of or right to use any Intellectual Property Rights or (ii) to the Knowledge of Company, is infringing upon any Intellectual Property Rights. To the Knowledge of Company, Company’s use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person anywhere where the business of Company is currently conducted or is currently proposed to be conducted by Company. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Company, threatened against Company alleging that Company’s use of the Intellectual Property Rights infringes upon or otherwise violates any rights of a Person.

3.13 Insurance. Section 3.13 of the Company Disclosure Schedule contains a complete list and description of all policies of insurance and bonds presently maintained by Company or any Company Subsidiary providing coverage for either of them, their assets, or any of their officers, directors and employees, all of which are in full force and effect, together with a complete list of all pending claims under any such policies or bonds. All material terms, obligations and provisions of each such policy and bond has been complied with, all premiums due thereon have been paid. Neither Company nor any Company Subsidiary has received any written, or, to the Knowledge of Company, unwritten notice of cancellation with respect to any such policy or bond. Such policies and bonds provide adequate coverage to insure the properties and business of Company and the Company Subsidiaries and the activities of their officers, directors and employees against such risks and in such amounts as are prudent and customary. Neither Company nor any Company Subsidiary has any liability for retrospective premium adjustments with respect to such policies. Company has previously made available to Purchaser a true, correct and complete copy of each such insurance policy and bond.

3.14 Compliance with Applicable Laws.

(a) Company and each Company Subsidiary has complied in all material respects with all Laws applicable to it or its assets or to the operation of its business. Neither Company nor any Company Subsidiary has received any written, or, to the Knowledge of Company, unwritten notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is any remaining material liability.

(b) Great American is an insured depository institution and is “well-capitalized” (as that term is defined by 12 C.F.R. Section 565.4(b)(1)), and such institution’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c) Neither Company nor any Company Subsidiary, nor to the Knowledge of Company any other Person acting on behalf of Company or any Company Subsidiary that qualifies as a financial institution under the anti-money laundering restrictions of the United States, including without limitation the federal Bank Secrecy Act and the USA PATRIOT Act of 2001, and the rules, regulations and orders promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the Anti-Money Laundering Laws (“Unlawful Gains”), or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of any nature for Unlawful Gains. Company and each Company Subsidiary that qualifies as a financial institution under the Anti-Money Laundering Laws has, during the past three years, implemented in all material respects such anti-money laundering mechanisms and kept and filed all reports and other necessary documents as required by, and otherwise complied in all material respects with, the Anti-Money Laundering Laws. Each such financial institution has implemented an anti-money laundering program that meets the requirements of Section 326 and Section 352 of the USA PATRIOT Act and the regulations promulgated thereunder.

(d) Company and each Company Subsidiary are, and since January 1, 2000 have been, in material compliance with all applicable federal and state privacy Laws, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, and with its information security program required by 12 C.F.R. Part 570.

3.15 Absence of Changes; Operation in the Ordinary Course. Since December 31, 2002 (a) there has not been any Material Adverse Change in Company and the Company Subsidiaries, taken as a whole, and (b) except as disclosed in the textual portion of the Company Reports (including, for that purpose, the notes to the Company Financial Statements contained therein) or Section 3.15 of the Company Disclosure Schedule, neither Company nor any Company Subsidiary has taken any action which, if it had been taken after the date of this Agreement, would require the consent of Purchaser under Section 4.2 hereof.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a true and complete list of all of the Company Benefit Plans. Company has heretofore delivered to Purchaser true and complete copies of (i) each Company Benefit Plan and, if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding document, (ii) the most recent determination letter issued by the

Internal Revenue Service with respect to each Company Benefit Plan for which such a letter has been obtained, (iii) annual reports on Form 5500 required to be filed with any Governmental Entity for each Company Plan for the three most recent plan years and all required actuarial reports for the last three plan years of each Company Benefit Plan.

(b) No Company Benefit Plan is subject to Title IV of ERISA or section 412 of the Code and neither Company nor any ERISA Affiliate made, or was required to make, contributions to any employee benefit plan subject to Title IV of ERISA or section 412 of the Code during the six year period ending on the Effective Time.

(c) No Company Benefit Plan utilizes a funding vehicle described in Section 501(c)(9) of the Code or is subject to the provisions of Section 505 of the Code.

(d) Each Company Benefit Plan has been operated and administered in material compliance with its terms and applicable Law, including Section 406 of ERISA and Section 4975 of the Code.

(e) Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(f) Except as set forth in Section 3.16 of the Company Disclosure Schedule, no Company Benefit Plan provides welfare benefits, including death or medical benefits, with respect to current or former employees or consultants of Company or any Company Subsidiary beyond their retirement or other termination of service (other than coverage mandated by applicable Law).

(g) There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan with respect to such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(h) (i) Except as set forth in Section 3.16 of the Company Disclosure Schedule, no employee of Company or any Company Subsidiary will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions), (ii) no amount payable, or economic benefit provided, by Company or any of Company Subsidiary (including any acceleration of the time of payment or vesting of any benefit) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) could be considered an “excess parachute payment” under Section 280G of the Code, (iii) no Person is entitled to receive any additional payment from Company, any Company Subsidiary or any other Person (a “Parachute Gross-Up Payment”) in the event that the excise tax of Section 4999 of the Code is imposed on such Person, and (iv) neither Company nor any Company Subsidiary has granted to any Person any right to receive any Parachute Gross-Up Payment.

3.17 Employee Matters.

(a) Section 3.17(a) of the Company Disclosure Schedule contains a list of the names, titles, responsibilities and compensation arrangements of (i) each officer and director of Company and each Company Subsidiary and (ii) each employee of Company or any Company Subsidiary whose base salary from Company or such Company Subsidiary for the current fiscal year will exceed $50,000. Neither Company or any Company Subsidiary has received any notice or has any Knowledge that any officer, director or employee listed on Section 3.17(a) of the Company Disclosure Schedule intends to terminate his or her employment or service to Company or such Company Subsidiary.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of each of the following agreements, arrangements and commitments to which Company or any

Company Subsidiary is a party or by which any of them may be bound (true and complete copies of which have been made available to Purchaser and have been delivered or will be delivered to Purchaser as soon as reasonably practicable after the date hereof): (i) each employment, consulting, agency or commission agreement not terminable without liability to Company or any Company Subsidiary upon 60 days’ or less prior notice to the employee, consultant or agent; (ii) each agreement with any employee of Company or any Company Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions); (iii) each agreement with respect to any employee of Company or any Company Subsidiary of providing any term of employment or compensation guarantee extending for a period longer than one year; and (iv) each other agreement or Company Benefit Plan any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement ((i) through (iv) collectively, the “Employment Agreements”).

(c) Neither Company nor any Company Subsidiary is a party to or bound by the terms of any collective bargaining agreement. Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws respecting the employment and employment practices, terms and conditions of employment and wage and hours of its employees and is not engaged in any unfair labor practice. There is no labor strike or labor disturbance pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary, and during the past five years neither Company nor any Company Subsidiary has experienced a work stoppage.

3.18 Brokers, Finders and Financial Advisors; Fairness Opinion. Except for Company’s engagement of Janney Montgomery Scott LLC (“JMS”) in connection with transactions contemplated by this Agreement, neither Company nor any Company Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger. The engagement letter between Company and JMS is annexed to Section 3.18 of the Company Disclosure Schedule. JMS has provided Company with its oral opinion to the effect that, as of the date of approval of this Agreement by the Board of Directors of Company, the Merger consideration is fair, from a financial point of view, to stockholders of Company.

3.19 Environmental. (a) Company and each Company Subsidiary is in compliance in all material respects with all Environmental Regulations; (b) there are no Hazardous Materials on, below or above the surface of, or migrating to or from any parcel of real property nor or formerly owned or leased by Company or any Company Subsidiary; (c) to the Knowledge of Company, Great American has no outstanding loans secured by real property that is not in material compliance with Environmental Regulations, upon which there are Hazardous Materials or from or to which Hazardous Materials have migrated or are migrating; and (d) there is no claim, action, suit, proceeding or notice thereof before any Governmental Entity pending, or to the Knowledge of Company, threatened, against Company or any Company Subsidiary or, to the Knowledge of Company, concerning any real property securing Great American loans, and there is no outstanding judgment, order, writ, injunction, decree, or award against Company or any Company Subsidiary or, to the Knowledge of Company, any real property securing Great American loans relating to Environmental Regulations or Hazardous Materials. Company has provided to Purchaser all environmental assessments or reports with respect to each piece of real property now or formerly owned or leased by Company or any Company Subsidiary which are in Company’s possession or control.

3.20 Loans; Allowance for Loan Losses.

(a) The allowance for loan losses shown on the Company Financial Statements is (with respect to periods ended on or before September 30, 2003), and the allowance for loan losses shown on the financial statements referred to in Section 5.7 will be (with respect to periods ending subsequent to September 30, 2003), adequate in the reasonable opinion of management of Company in all material respects as of the dates thereof and is in compliance with the requirements of GAAP. Section 3.20(a) of the Company Disclosure Schedule lists, as of the date thereof, each loan of Great American which has been criticized or classified by Company, Great American or bank examiners representing any Governmental Entity as “Substandard,” “Doubtful” or “Loss” or as a “Potential Problem Loan.”

(b) Each loan reflected as an asset in the Company Financial Statements: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true and genuine and correct in all material respects, (ii) to the extent required by applicable agreements to be secured, has been secured by valid liens and security interests on the required collateral which have been perfected, except as would not adversely affect the value of the loan or the ability of Great American to realize upon such collateral, and (iii) is the legal, valid and binding obligation of the obligor named therein, except as enforcement may be limited by (A) general principles of equity or (B) bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

3.21 Information to be Supplied. The information to be supplied by Company or any Company Subsidiary for inclusion in the Registration Statement and/or any information Company filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to stockholders of Company and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Company for inclusion in the Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals or consents, be accurate in all material respects.

3.22 Related Party Transactions. Except as disclosed in the documents filed by Company with the SEC or in the footnotes to the Company Financial Statements, neither Company nor any Company Subsidiary is a party to any transaction (including any loan or other credit accommodation, but excluding deposits in the Ordinary Course of Business) with any Affiliate of Company (except a Company Subsidiary). Any such transactions (a) were made in the Ordinary Course of Business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Company nor Great American has received written or, to the Knowledge of Company, unwritten notice that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Great American is inappropriate.

3.23 Representations and Warranties. No representation or warranty contained in this Article 3 or in any other written instrument, document or agreement delivered by Company or any Company Subsidiary to Purchaser or any Purchaser Subsidiary pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein, in light of the circumstances under which they were or are made, not false or misleading.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF COMPANY’S BUSINESS

4.1 Affirmative Covenants. Unless the prior written consent of Purchaser shall have been obtained, and, except as otherwise contemplated herein, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement:

(a) Company and each Company Subsidiary shall:

(i) Operate its business only in the Ordinary Course of Business;

(ii) Use commercially reasonable efforts to preserve intact its business organizations and assets and to maintain its material rights and franchises;

(iii) Take no action, unless otherwise required by Law, that would (A) materially adversely affect the ability of any of them or Purchaser to obtain any necessary approvals of Governmental Entities required to consummate the transactions contemplated by this Agreement, or (B) adversely affect the ability of such party to perform its covenants and agreements under this Agreement;

(iv) Except as they may terminate in accordance with their terms, keep in full force and effect, and not default in any of their material obligations under, the Company Contracts;

(v) Keep in full force and effect insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of Company, or any Company Subsidiary and for the businesses and properties owned by each and in which each is engaged, to the extent that such insurance is reasonably available;

(vi) Use commercially reasonable efforts to retain the customer base of Company and each Company Subsidiary; and

(vii) Use commercially reasonable efforts to maintain, renew, keep in full force and effect, and preserve its business organization and material rights and franchises, permits and licenses, and use commercially reasonable efforts to maintain positive relations with its present employees, and to use commercially reasonable efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and to continue the customer relationships of Company and each Company Subsidiary.

(b) Company shall use commercially reasonable efforts to assist Purchaser in obtaining the Regulatory Approvals, and Company shall provide to Purchaser or to the appropriate Governmental Entities all information reasonably required to be submitted in connection with obtaining such approvals.

(c) Each of Company and the Company Subsidiaries, at its own cost and expense, shall use commercially reasonable efforts to secure all consents and releases, if any, of third parties necessary or desirable with respect to Company or such Company Subsidiary for the consummation of the transactions contemplated by this Agreement and shall comply with all applicable Laws in connection with this Agreement and the consummation of the transactions contemplated hereby.

(d) Company shall promptly inform Purchaser in writing of any and all facts necessary to amend or supplement the Company Disclosure Schedule so that the representations and warranties of Company remain true and correct; provided, however, that before any such amendment or supplement may be deemed to be a part of the Company Disclosure Schedule, Purchaser must have consented in writing to such amendment or supplement.

(e) Company shall afford Purchaser and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of, or relating to, Company and the Company Subsidiaries. Company shall provide reasonable assistance to Purchaser in its investigation of matters relating to Company and the Company Subsidiaries. Subject to the provisions of applicable Law, Company shall furnish promptly to Purchaser (i) a copy of each material report, schedule and other document filed by Company and the Company Subsidiaries with any Governmental Entity and (ii) all other information concerning the business, interest rate risk, properties and personnel of Company and the Company Subsidiaries as Purchaser may reasonably request (other than documents, materials and information related to this Agreement and the transactions contemplated hereby), provided that no investigation pursuant to this Section 4.1 shall affect or be deemed to modify or waive any representation or warranty made by Company in this Agreement or the conditions to the obligations of Company to consummate the transactions contemplated by this Agreement.

(f) Subject to the fiduciary duties of the Board of Directors of Company, Company will use commercially reasonable efforts to exempt the transactions contemplated by this Agreement from any applicable state takeover or similar Law or takeover or similar provision in the Certificate of Incorporation or Bylaws of Company and the Company Subsidiaries, including without limitation any provisions of the Certificate of Incorporation of Company restricting the ownership or acquisition of Company’s capital stock or imposing any “fair price” or supermajority director or stockholder vote requirements.

(g) Subject to the provisions of applicable Law and the terms and conditions of this Agreement, Company shall use commercially reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transaction contemplated by this Agreement.

(h) Company shall take, or cause to be taken, all actions necessary to terminate the Company 1996 Stock-Based Incentive Plan Trust as of the Effective Time, such that after payment of all benefits due to participants under the Company’s 1996 Stock-Based Incentive Plan, including with respect to the accelerated vesting of thereto for unvested stock awards thereunder and the distribution of stock awards permitted by Section 4.2(d) of the Company Disclosure Schedule, all remaining assets in the Trust, including Company Common Stock, shall be returned to Company and any such Company Common Stock will become treasury shares of Company and shall be cancelled in the Merger in accordance with Section 1.5.

4.2 Negative Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Company covenants and agrees it will neither do, nor agree or commit to do, nor permit any Company Subsidiary to do or commit or agree to do, any of the following without the prior written consent of the Chief Executive Officer or Chief Financial Officer of Purchaser:

(a) Amend its Certificate of Incorporation or Bylaws;

(b) (i) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock, or any rights or options to acquire any shares of its capital stock or other equity securities; or (ii) split or otherwise subdivide its capital stock; or (iii) recapitalize in any way; or (iv) declare a stock dividend on the Company Common Stock; or (v) pay or declare a cash dividend or make or declare any other type of distribution on the Company Common Stock (except that Company may pay the regular quarterly cash dividend in an amount consistent with past practice and not exceeding $0.20 per share);

(c) Acquire or dispose of direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with (i) internal reorganizations or consolidations involving existing Company Subsidiaries, (ii) foreclosures in the Ordinary Course of Business and not knowingly exposing it to liability by reason of Hazardous Materials, or (iii) transactions in its fiduciary capacity;

(d) (i) Except upon exercise of Company Options outstanding on the date hereof and except as set forth on Section 4.2(d) of the Company Disclosure Schedule, issue, sell, agree to sell, or otherwise dispose of or otherwise permit to become outstanding any additional shares of Company Common Stock or any other capital stock of Company or of any Company Subsidiary, or any stock appreciation rights, or any option, warrant, conversion, call, scrip, or other right to acquire any such stock, or any security convertible into any such stock; (ii) sell, agree to sell, or otherwise dispose of any substantial part of the assets or earning power of Company or of any Company Subsidiary; (iii) sell, agree to sell, or otherwise dispose of any asset of Company or any Company Subsidiary other than in the Ordinary Course of Business for reasonable and adequate consideration; or (iv) buy, agree to buy or otherwise acquire a substantial part of the assets or earning power of any other Person;

(e) Incur, or permit any Company Subsidiary to incur, any additional debt obligation or other obligation for borrowed money except for obligations incurred in the Ordinary Course of Business pursuant to existing Company Contracts;

(f) (i) Grant any increase in compensation or benefits to any employee or officer of Company or any Company Subsidiaries except for routine annual salary increases which, in the aggregate, do not exceed 4% of the total payroll of Company and the Company Subsidiaries during fiscal year 2003; (ii) pay any bonus except for bonuses set forth in Section 4.2(f) of the Company Disclosure Schedule; (iii) enter into any severance agreements with any officer or employee of Company or any Company Subsidiary; (iv) grant any increase in fees or other increases in compensation or other benefits to any director of Company or any Company Subsidiary; or (v) effect any change in retirement benefits for any class of employees or officers of Company or any Company Subsidiary, unless such change is required by applicable Law;

(g) Hire a new employee with an annual compensation in excess of $50,000, amend any existing employment contract between it and any Person (unless such amendment is required by Law); enter into or amend any indemnification agreement with any Person; or enter into any new employment contract with any Person that Company or any Company Subsidiary (or its successors) does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

(h) Adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan (except for a termination resulting from Purchaser’s decision not to continue any such plan);

(i) Enter into any new service contracts with an aggregate annual expense in excess of $50,000 or any lease agreements for any real or personal property;

(j) Make any capital expenditure except for purchases, repairs, renewals or replacements in the Ordinary Course of Business in an amount less than $25,000 per individual expenditure;

(k) Cancel, release or assign any indebtedness of any Person to Company or any Company Subsidiary, other than in the Ordinary Course of Business and other than pursuant to contracts or agreements in force at the date of this Agreement;

(l) Other than terminations and renewals in the Ordinary Course of Business, enter into, amend, renew or terminate any Company Contract or Employment Agreement or enter into any agreement that would have been a Company Contract if it had been in existence on the date of this Agreement;

(m) Settle any claim, action or proceeding involving any liability of Company or any Company Subsidiary for money damages in excess of $25,000 or agree in connection with any such settlement to material restrictions upon the operations of Company or any Company Subsidiaries;

(n) Change its method of accounting in effect at December 31, 2002, except as required by changes in GAAP as recommended or approved by Company’s independent auditors or as required by regulatory accounting principles or regulatory requirements;

(o) Enter into any new activities or lines of business, or cease to conduct any material activities or lines of business that it conducts on the date hereof, or conduct any material business activity not in the Ordinary Course of Business;

(p) Enter into, renew or purchase any investments in derivatives contracts; or engage in any forward commitment, futures transaction, financial option transaction, hedging or arbitrage transaction or covered asset trading activities;

(q) Purchase any investment securities or make any deposits other than in the Ordinary Course of Business;

(r) Grant or commit to grant any new extension of credit to any officer, director or holder of 2% or more of the outstanding Company Common Stock, or to any corporation, partnership, trust or other entity controlled by any such Person, if such extension of credit, together with all other credits then outstanding to the same borrower and all affiliated persons of such borrower, would exceed 2% of the capital of Great American or amend the terms of any such credit outstanding on the date hereof; or grant or commit to grant any new extension of credit to any employee at below market interest rates;

(s) Terminate, amend or renew any Lease, or enter into a lease of real property, relocate, open or close any office, or file an application pertaining to such action with any Government Entity, other than terminations and renewals of any Lease in the Ordinary Course of Business;

(t) Settle or compromise any material tax liability or agree to an extension of the statute of limitations with respect to the assessment or determination of any taxes;

(u) Enter into any other material transactions other than in the Ordinary Course of Business; or

(v) Authorize or agree in writing or otherwise to take any of the foregoing actions.

Purchaser shall cause its authorized representatives to consider and respond to requests for Purchaser’s consent under this Section 4.2 as promptly as practicable. Purchaser shall be deemed to have consented to any action described in clause (g), (i) or (j) of this Section 4.2 if no authorized representative of Purchaser has responded to a written request for consent within three business days after his or her receipt thereof.

ARTICLE 5

ADDITIONAL AGREEMENTS AND COVENANTS

5.1 Regulatory Approvals.

(a) As promptly as practicable after the date of this Agreement, Purchaser will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with the appropriate Governmental Entities (collectively, the “Regulatory Applications”) and to obtain the Regulatory Approvals at the earliest practicable date and shall take such other action as may be necessary to obtain the Regulatory Approvals at the earliest practicable date; provided, however, that nothing in this Section 5.1 shall be construed to obligate Purchaser to take any action to meet any condition required to obtain prior Regulatory Approval if any such condition materially differs from conditions customarily imposed by such Governmental Entities in orders approving acquisitions of the type contemplated by this Agreement, constitutes a significant impediment upon Purchaser’s ability to carry on its business or acquisition programs (as determined by Purchaser in its reasonable discretion) or requires Purchaser to increase FCB’s capital ratios to amounts in excess of the FDIC’s minimum capital ratio guidelines which may be in effect from time to time. Purchaser shall pay all fees and expenses relating to the preparation and filing the Regulatory Applications and obtaining the Regulatory Approvals.

(b) Company shall cooperate with Purchaser to effect the foregoing and will promptly furnish Purchaser with all information about or pertaining to Company and the Company Subsidiaries as is reasonably determined by Purchaser to be necessary or appropriate for such filings. Company and Purchaser shall have the right to review in advance, and will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Company or Purchaser, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. Company shall be provided with a draft of the Regulatory Applications and all correspondence with Regulatory Authorities relating to the Regulatory Applications and Regulatory Approvals. Company shall have a reasonable opportunity to review and comment on such applications and correspondence. In exercising the foregoing rights and obligations, each of the parties shall act reasonably and as promptly as practicable.

(c) Purchaser and Company shall consult with each other with respect to the obtaining of all Regulatory Approvals and all other permits, consents, approvals and authorizations of Governmental Entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement. Each of the parties will keep the other party apprised of the status of the Regulatory Approvals and such other permits, consents, approvals and authorizations.

5.2 Registration Statement. As promptly as reasonably practicable following the date of this Agreement, Purchaser, in cooperation with Company, shall prepare and file with the SEC a Registration Statement on Form S-4 with respect to the shares of Purchaser Common Stock to be issued in the Merger (the “Registration Statement”). The Registration Statement shall contain a proxy statement/prospectus (the “Proxy Statement/Prospectus”) which shall serve as the proxy statement of Company for the Special Meeting and as the prospectus of Purchaser for the shares of Purchaser Common Stock to be issued in the Merger. Company shall furnish Purchaser with all information about or pertaining to Company and the Company Subsidiaries as is reasonably determined by Purchaser to be necessary or appropriate for the preparation of the Registration Statement and the Proxy Statement/Prospectus, including, without limitation, any information necessary to comply with provisions of the DGCL relating to dissenters’ rights. The parties shall cooperate in responding to and considering any questions or comments from the SEC staff regarding the information contained or incorporated by reference in the Registration Statement. Purchaser will use commercially reasonable efforts to cause the Registration Statement to be declared effective at the earliest practicable date, and Purchaser will advise Company, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.3 Special Meeting. Company shall call a special meeting of the Company Stockholders (the “Special Meeting”) to be held as soon as practicable after the Registration Statement is declared effective by the SEC for purposes of voting upon the adoption of this Agreement and the approval of the transactions contemplated hereby. Company shall use commercially reasonable efforts to solicit and obtain the votes of the Company Stockholders in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and, unless and until a Subsequent Determination shall have been made after complying with the provisions of Section 5.4, the Board of Directors of Company shall recommend approval of such transactions by such holders. In connection with the Special Meeting, Purchaser and Company shall cooperate in the preparation of the Proxy Statement/Prospectus and, with the approval of each of Purchaser and Company (which approvals will not be unreasonably withheld), the Proxy Statement/Prospectus will be mailed to the Company Stockholders.

5.4 Acquisition Proposals. From the date hereof until the earlier of the termination of this Agreement and the Closing, Company shall not, nor shall Company authorize or permit any officers, directors, employees, representatives or other agents of Company or any Company Subsidiary to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to Company or any Company Subsidiary or afford access to the properties, books or records of Company or any Company Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Company or the Board of Directors of Company at any time prior to the consummation of the Merger from:

(a) furnishing nonpublic information to, or affording access to the properties, books or records of Company or any Company Subsidiary to, or entering into negotiations with, any Person in connection with an unsolicited Acquisition Proposal by such Person, if (a) Company’s Board of Directors determines in good faith that such action is necessary to comply with their fiduciary duties to the Company Stockholders under applicable Law; (b) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, Company’s Board of Directors receives from such Person an executed confidentiality agreement with customary terms, and (c) Company’s Board of Directors concludes in the exercise of its fiduciary duties that the Acquisition Proposal is a Superior Proposal;

(b) taking and disclosing to the Company Stockholders any position, and making any related filings with the SEC, as required by Rules 14e-2 and 14d-9 under the Exchange Act, with respect to any Alternative Transaction that is a tender offer; provided, that Company’s Board of Directors shall not recommend that the Company Stockholders tender their shares of Company Common Stock in connection with any such tender offer unless the Board shall have determined in good faith that such action is necessary to comply with its fiduciary duties under applicable Law; or

(c) if an unsolicited Acquisition Proposal is received as described in clause (i) above, informing the Company Stockholders that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger (a “Subsequent Determination”), approving or recommending an Alternative Transaction based on that unsolicited Acquisition Proposal or entering into an Acquisition Agreement with respect to such an Alternative Transaction if (i) Company’s Board of Directors determines in good faith that such action is necessary to comply with its fiduciary duties under applicable Law and (b) Company’s Board of Directors concludes in good faith that the Acquisition Proposal is a Superior Proposal.

Company will promptly notify Purchaser after receipt of any Acquisition Proposal or any request for nonpublic information relating to Company or any Company Subsidiary or for access to the properties, books or records of Company or any Company Subsidiary by any Person that has made an Acquisition Proposal and will keep Purchaser reasonably informed of the status and details of any such Acquisition Proposal, indication or request. Such written notice shall specify the material terms and conditions of the Acquisition Proposal, identify the Person making the Acquisition Proposal and state that the Board of Directors of Company intends to make, or is considering making, a Subsequent Determination. For a period of three business days following such notice, Company shall not take any action with respect to the Acquisition Proposal and shall provide an opportunity for Purchaser to propose such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of Company to proceed with the transactions contemplated herein on such adjusted terms.

5.5 Employees and Employee Benefits.

(a) Upon consummation of the Merger and the Bank Merger, all employees of Company and Great American shall be deemed to be at-will employees of Purchaser and FCB, respectively, subject only to, and to the extent provided in, those written employment agreements which have been disclosed on the Company Disclosure Schedule. At the discretion of Purchaser, subject to the requirements of the Code and except as expressly set forth in this Section 5.5, from and after the Effective Time, all Company Benefit Plans shall continue to be maintained separately, or be consolidated, frozen or terminated. Employees of Company and Great American who continue as employees of Purchaser and FCB (“Continuing Employees”) shall be entitled to participate, commencing at the Effective Time, on an equitable basis in the same benefit plans, programs or policies as are generally available to employees of Purchaser or FCB, as the case may be, of similar rank and status. For purposes of eligibility, vesting, accrual of benefits (but not for benefit accrual purposes under any qualified defined benefit plan maintained by Purchaser) and determination of the level of benefits under any employee benefit plans, arrangements or policies (including, without limitation, severance, vacation, sick and other leave policies) maintained by Purchaser, Continuing Employees will be credited with prior years of service with Company or Great American. Purchaser and FCB shall give service credit to Continuing Employees (and their dependents) with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under the employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) of Purchaser or FCB, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable employee welfare benefit plans of Company or Company Subsidiaries and shall waive preexisting condition limitations to the same extent waived under the corresponding plans of Company or Company Subsidiaries. Nothing contained herein shall obligate Purchaser to provide severance or other benefits that are based on years of service with duplicative benefits for the same years of service.

(b) No Continuing Employee shall be subject to any waiting period under any welfare benefit plan of Purchaser to the extent that such period is longer than the period, if any, to which such Continuing Employee was subject under the applicable welfare benefit plan of Company. Continuing Employees shall not be subject to any waiting period under a welfare benefit plan of Purchaser if the applicable waiting period under the corresponding Company plan had been satisfied as of the Effective Time. To the extent that the initial period of coverage for Continuing Employees under any plan of Purchaser that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full twelve (12) month period of coverage, Continuing Employees shall be given full credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding welfare plan of Company during the balance of such twelve (12) month period of coverage. Nothing contained herein shall obligate Purchaser to provide or cause to be provided any duplicative benefits.

(c) The Company Employee Stock Ownership Plan (“ESOP”) shall be terminated as of the Effective Time. The Board of Directors of Company shall use reasonable commercial efforts to cause the trustees of the ESOP, to the extent consistent with the fiduciary duties of the trustees under ERISA, to make such elections under Article 1 of this Agreement with respect to unallocated shares of Company Common Stock held by the ESOP as are necessary to obtain a sufficient amount of cash to repay in full the then outstanding ESOP indebtedness. The Merger consideration received by the ESOP trustees with respect to the unallocated shares of Company Common Stock held by the ESOP shall be first applied by the ESOP trustees to the full repayment of the ESOP loan. The remaining shares of Purchaser Common Stock and cash received by the ESOP shall be allocated to the ESOP participants in accordance with the terms of the ESOP and applicable Laws as soon as practicable after the Effective Time. In connection with the termination of the ESOP, Company shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the ESOP on terminations and any amendments made to the ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the ESOP requested by the IRS prior to the Effective Time shall be adopted by Company and any amendments requested by the IRS after the Effective Time shall be promptly adopted by Purchaser. Any and all distributions from the ESOP after its termination shall be made consistent with the aforementioned determination letter from the IRS. Prior to the Effective Time, Company shall make contributions to, and payments on the loan of the ESOP consistent with past practices on regularly scheduled payment dates.

(d) The Great American Federal 401(k) Plan (the “Company 401(k) Plan”) will be merged with and into the Purchaser’s 401(k) Plan within an administratively reasonable time after the Effective Date. Continuing Employees shall be entitled to participate the Purchaser’s 401(k) plan pursuant to the terms of that plan within an administratively reasonable period of time after the Effective Date, as provided in Section 5.5(a) above. No contributions will be made to the Company 401(k) Plan after the Effective Date.

(e) From the Effective Time, Purchaser agrees to honor the terms of the severance, employment, change of control and deferred compensation agreements set forth in Sections 3.16(a) and 3.17(b) of the Company Disclosure Schedule (collectively, the “Post-Termination Payments”). Purchaser acknowledges and agrees that the consummation of the Merger shall constitute a “Change in Control” for purposes of such agreements.

(f) From and after the Effective Time, Purchaser agrees to maintain in full force and effect the bank-owned life insurance program for Company directors (the “Company Director BOLI”) and the bank-owned life insurance program for Company officers (the “Company Officer BOLI”). Purchaser agrees that the Merger will constitute a “Change in Control” for purposes of the Company Director BOLI. Purchaser agrees to continue the Company Officer BOLI in accordance with its terms for the remainder of the life of each executive officer that is participating in the Company Officer BOLI at the Effective Time; provided, that if it is determined that the Company Officer BOLI is not permitted by Law with respect to any participant then Purchaser may terminate the Company Officer BOLI with respect to such participant and Purchaser shall provide such participant with a substantially equivalent life insurance benefit.

(g) As of the Effective Time, Company’s Board of Directors shall take action to immediately vest all Awards under the 1996 Stock–Based Incentive Plan (“Option Plan”), terminate the Option Plan and its related trust, and make all final distributions in accordance with the terms of the Option Plan. Any remaining Company Common Stock in the Option Plan shall be returned to Company.

(h) Prior to the Effective Time, the Board of Directors of Great American shall take such actions as are reasonably necessary to cause the Great American Employee Severance Compensation Plan to terminate effective as of a date that is one year and one day after the Effective Time. Subject to the preceding sentence, Purchaser agrees to assume the obligations of Great American under the and to honor the terms of such plan.

(i) Except as expressly provided in this Section 5.5, Purchaser may amend or terminate any Company Benefit Plan at any time in accordance with its terms.

5.6 Indemnification of Company Directors, Officers and Other Persons.

(a) From and after the Effective Time, Purchaser shall jointly and severally indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of Company or any Company Subsidiary (the “Covered Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Covered Party is or was an officer, director, employee or agent of Company or any Company Subsidiary or was serving as an officer, director or trustee of another Person at the request of Company or any Company Subsidiary or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. Each Covered Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Purchaser within ten business days of receipt by Purchaser from the Covered Party of a request therefore, provided, that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Subject to the next sentence, the Surviving Corporation shall maintain, and Purchaser shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for three years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the aggregate premium therefore would not be in excess of 300% of the higher of (i) the last annual premium paid prior to the date of this Agreement or (ii) the last annual premium paid prior to the Closing Date (the “Maximum Premium”). If the Company’s existing insurance expires, is terminated or canceled during such three year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Covered Parties than the Company’s existing directors’ and officers’ liability insurance.

(c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Covered Party, on or prior to the third anniversary of the Effective Time, the provisions of this Section 5.6 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d) The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Party is entitled, whether pursuant to Law, contract or otherwise.

(e) In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Purchaser Parent shall succeed to the obligations set forth in this Section 5.6.

5.7 Consents. Company and the Company Subsidiaries will use commercially reasonable efforts to, and Purchaser and the Purchaser Subsidiaries will cooperate in good faith with Company and the Company Subsidiaries to, obtain the consents, authorizations, approvals or notices listed in Section 3.3(b) of the Company Disclosure Schedule. Without limiting the generality of the foregoing, Purchaser agrees upon the reasonable request of Company to provide financial and other information to any Person from whom a consent is required.

5.8 Access. Upon notice of at least 48 hours, Purchaser shall afford Company and its representatives reasonable access, during normal business hours throughout the period up to the Effective Time, to all of the properties, books and records of Purchaser and FCB; provided, that such representatives shall execute a confidentiality agreement in such form as Purchaser may require to prohibit the use or disclosure of any information concerning Purchaser or FCB without the prior consent of Purchaser.

5.9 Subsequent Interim and Annual Financial Statements. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the fourth fiscal quarter, as to which the time period shall be 75 days), Company will deliver to Purchaser its unaudited financial statements as of the end of each such period. As soon as they are available, Company will deliver to Purchaser its audited financial statements following the end of its fourth quarter.

5.10 NYSE. Purchaser shall use commercially reasonable efforts to have the shares of Purchaser Common Stock which are to be issued in exchange for the Stock Election Shares approved for listing on the NYSE.

5.11 Accruals and Reserves. At the request of Purchaser, subject to any limitations imposed by Law and the fiduciary duties of the Board of Directors of Company, Company shall establish such additional accruals and reserves as may be reasonably necessary to conform Company’s accounting and credit loss reserve practices and methods to those of Purchaser; provided, however, that Company shall not be required to take such action prior to the receipt of all Regulatory Approvals and stockholder approval; provided further, however, that no such additional accruals and reserves will be required to be made more than two (2) business days prior to the Closing Date. No such additional accruals or reserves made by Company pursuant to this Section 5.11 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

5.12 Affiliate Agreements. Company will cause each person listed on Section 3.2(d) of the Company Disclosure Schedule to execute and deliver to Purchaser on or before the mailing of the Proxy Statement/Prospectus an agreement in the form attached as Exhibit B.

5.13 Section 16 Matters. Prior to the Effective Time, Purchaser and Company shall use commercially reasonable efforts to cause any dispositions of Company equity securities (including derivative securities with respect to Company equity securities) or acquisitions of Purchaser equity securities (including derivative securities with respect to Purchaser equity securities) resulting from the transactions contemplated by this Agreement by each officer or director of Purchaser or Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Purchaser or Company to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated thereunder. Company agrees to furnish Purchaser promptly with all requisite information necessary for Purchaser to take the action contemplated by this Section 5.13.

5.14 Appointment to Purchaser Board. Purchaser will cause a member of Company’s Board of Directors selected by Company and reasonably acceptable to Purchaser to be appointed to Purchaser’s Board of Directors as of the Effective Time and, subject to fiduciary obligations under applicable Law, shall cause such appointee to be nominated for election as a director of Purchaser at the first annual meeting of shareholders of Purchaser with a proxy mailing date after the Effective Time.

5.15 Regional Advisory Board. FCB has formed a Pittsburgh Regional Advisory Board (the “Advisory Board”) in furtherance of Purchaser’s efforts to expand its presence in the Pittsburgh metropolitan area. At the Effective Time, all members of Company’s Board of Directors will be appointed to the Advisory Board to assist in and advise with respect to integration of the operations of Great American with and into those of FCB and to advise with respect to the operations of FCB in the Pittsburgh region. The Advisory Board will be maintained for a term of at least 12 months from the Effective date. The Advisory board will meet at least quarterly during its term and may meet more frequently at the reasonable request of Purchaser. Each member of the Advisory Board will be paid a quarterly retainer of $4,200 and a fee of $400 for each meeting of the Advisory Board that he or she attends. FCB will have no obligation to continue the services of any advisory director who, in the reasonable judgment of FCB, acts in a manner detrimental to FCB. In the event that FCB terminates, suspends or disbands the Advisory Board, fails to require or request the attendance of a member with respect to at least four meetings of the Advisory Board and/or committee thereof during the term specified above, or removes a member of the Advisory Board other than because such member acted in a manner detrimental to FCB, in each case prior to the end of the 12-month period contemplated by this Section 5.15, any member affected by any such action or failure shall nonetheless be paid the full amount of unpaid fees that would have been due such member during the remainder of the 12-month term specified above.

5.16 Reasonable Efforts to Close. Subject to the terms and conditions of this Agreement, Purchaser and Company agree to use commercially reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable Laws to satisfy the conditions to closing contained herein and to consummate and make effective the transactions contemplated hereby at the earliest practicable date following the execution of this Agreement, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transaction contemplated by this Agreement.

5.17 Tax Treatment. Each party shall use its commercially reasonable efforts to cause the Merger to qualify, and will not take any action or fail to take any action that would result in the Merger not qualifying, as a “reorganization” within the meaning of Section 368 of the Code.

5.18 Confidentiality. Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, any party to this Agreement (as well as their representatives) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement, and all materials of any kind (including opinions or other tax analyses) related to such tax treatment and tax structure; provided, that this sentence shall not permit any person making such disclosure to disclose the name of, or other information that would identify, any party to such transaction or to disclose confidential commercial or strategic information, or other proprietary information regarding such transaction not related to such tax treatment and tax structure; provided further, that the disclosure authorization granted under this sentence shall not be effective with respect to any person until the earliest of (i) the date of a public announcement (if any) of discussions relating to such transaction involving such person, (ii) the date of a public announcement (if any) of any such transaction involving such person or (iii) the date of the execution of a definitive agreement (if any) to enter into any such transaction involving such person, it being understood that there are no limits at any time on the ability of any party to consult its own independent tax advisor regarding the tax treatment or tax structure of the transaction.

ARTICLE 6

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of Company. Unless waived in writing by Company, all of the obligations of Company under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Section 2, if qualified by a reference to materiality, shall be true, and if not so qualified, shall be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time;

(b) Performance of Agreements and Covenants. Purchaser shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c) Documents. In addition to the other deliveries of Purchaser described elsewhere in this Agreement, Company shall have received the following documents and instruments:

(i) a certificate signed by the Secretary or an assistant secretary of Purchaser dated as of the Closing Date certifying that:

(A) Purchaser’s Board of Directors has duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B) each person executing this Agreement on behalf of Purchaser is an officer of Purchaser holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(C) the charter documents of Purchaser attached to such certificate remain in full force and effect.

(ii) a certificate signed by a duly authorized officer of Purchaser stating that the conditions set forth in Section 6.1(a) and Section 6.1(b) of this Agreement have been fulfilled; and

(d) Tax Opinion. Company shall have received an opinion of counsel to Company, dated as of the Closing Date, to the effect that (i) the Merger will qualify as a reorganization under Section 368 of the Code, (ii) no gain or loss will be recognized by either Company or Purchaser as a result of the Merger, (iii) no gain or loss for federal income tax purposes will be recognized by a Company Stockholder upon the exchange of Company Common Stock solely for Purchaser Common Stock, (iv) the basis of Purchaser Common Stock received by a Company Stockholder as a result of the Merger will be the same as the basis of the Company Common Stock surrendered in exchange therefor, (v) the holding period of the Purchaser Common Stock received by a Company Stockholder as a result of the Merger will include the holding period of the Company Common Stock surrendered in exchange therefor (provided that such Company Common Stock is held as a capital asset by the Company Stockholder at the Effective Time), and (vi) the payment of cash to a Company Stockholder in lieu of fractional shares of Purchaser Common Stock by Purchaser will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Purchaser, and the cash payment will be treated as having been received as distributions in full payment in exchange for the fractional shares redeemed and will be taxed as provided in Section 302(a) of the Code. In rendering such opinion, Company’s counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Purchaser, Company and others, reasonably satisfactory in form and substance to such counsel. If Company’s counsel is not willing to provide such opinion, Purchaser may request that Purchaser’s counsel provide such opinion to Company in order to satisfy this condition of closing.

6.2 Conditions to the Obligations of Purchaser. Unless waived in writing by Purchaser, all of the obligations of Purchaser under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company contained in Section 3, if qualified by a reference to materiality, shall be true, and if not so qualified, shall be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date);

(b) Performance of Agreements and Covenants. Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c) Documents. In addition to the documents described elsewhere in this Agreement, Purchaser shall have received the following documents and instruments:

(i) a certificate signed by the Secretary or an assistant secretary of Company dated as of the Closing Date certifying that:

(A) Company’s Board of Directors has duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B) the Company Stockholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving and adopting this Agreement and the Merger and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(C) each person executing this Agreement on behalf of Company is an Officer of Company, as the case may be, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(D) the charter documents of Company attached to such certificate remain in full force and effect; and

(ii) a certificate signed by a duly authorized officer of Company stating that the conditions set forth in Sections 6.2(a), (b), (d), (e) and (f) of this Agreement have been satisfied;

(d) Required Consents. All material notices and consents described in Section 3.3(b) of the Company Disclosure Schedule shall have been given or obtained.

(e) Dissenters Rights. The aggregate number of shares of Company Common Stock that are entitled to vote at the Special Meeting and are Dissenting Shares shall not exceed ten percent (10%) of the total number of issued and outstanding shares of Company Common Stock held of record as of the record date for the Special Meeting and entitled to vote on the Merger at such meeting.

(f) Accruals and Reserves. Company shall have established any accruals and reserves described in Section 5.11; and

(g) Director and Officer Resignations. Company shall have procured and delivered to Purchaser the written resignations of each of the directors and executive officers of Company and the Company Subsidiaries in form and substance reasonably acceptable to Purchaser (none of which resignations shall prejudice or limit any rights such persons would otherwise have under any contract or benefit plan of Company).

6.3 Conditions to Obligations of All Parties. The obligation of each party to effect the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a) No Pending or Threatened Claims. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or Governmental Entity which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith;

(b) Regulatory Approvals. The parties hereto shall have received all applicable regulatory approvals for the consummation of the transactions contemplated herein and all waiting periods incidental to such approvals or notices given shall have expired;

(c) Effective Registration Statement. The Registration Statement shall have become effective and no stop order or other order suspending the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity;

(d) Stockholder Vote. The Company Stockholders shall have approved and adopted this Agreement and the Merger by the applicable requisite vote; and

(e) NYSE Listing. The shares of Purchaser Common Stock that shall be issued to the stockholders of Company upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement and the Plans of Merger may be terminated at any time prior to the Closing (whether before or after approval and adoption of the Agreement and the Merger by the Company Stockholders), as follows:

(a) By mutual consent in writing of the parties;

(b) By Purchaser or Company:

(i) In the event the Closing shall not have occurred by September 30, 2004, unless the failure of the Closing to occur shall be due to the breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that, if Purchaser and FCB shall have filed all Regulatory Applications within sixty (60) days of the date hereof, and if the Closing shall not have occurred solely because of a delay in the approval of any such application, then Purchaser may, by written notice to Company, extend the date referenced in the first sentence of this Section 7.1(b)(i) to December 31, 2004;

(ii) Upon denial of any Regulatory Approval necessary for the consummation of the Merger or the Bank Merger (or should such Regulatory Approval be conditioned upon a substantial deviation from the transactions contemplated), unless the denial of such Regulatory Approval (or the conditioning of such Regulatory Approval) shall be due to the breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that either Purchaser or Company may, upon written notice to the other, extend the date set forth in Section 7.1(b)(i) for only one sixty (60) day period to appeal such denial or condition(s), provided that such appeal has been made within ten (10) business days of the receipt thereof; or

(iii) If the Company Stockholders do not approve and adopt this Agreement and the Merger at the Special Meeting or any adjournment thereof.

(c) By Purchaser:

(i) if Company’s Board of Directors shall have (a) failed to include in the Proxy Statement/Prospectus its recommendation without modification or qualification that the Company Stockholders approve this Agreement and the Merger, (b) approved or recommended or entered into any agreement providing for an Alternative Transaction, (c) withdrawn, modified or qualified its recommendation of this Agreement or the Merger in a manner adverse to the interests of Purchaser, (d) failed to call and convene the Special Meeting in accordance with Section 5.3, or (e) resolved to do any of the foregoing; or

(ii) if Company has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of Purchaser set forth in Section 6.2, Purchaser has notified Company of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 30 days after the notice of breach.

(d) By Company:

(i) if Purchaser has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of Company set forth in Section 6.1, Company has notified Purchaser of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 30 days after the notice of breach; or

(ii) if, after it has received a Superior Proposal in compliance with Section 5.4 and otherwise complied with all of its obligations under Section 5.4, Company’s Board of Directors determines in good faith to terminate this Agreement, after concluding that such action is necessary to comply with its fiduciary duties to the Company Stockholders under applicable Law.

7.2 Effect of Termination. In the event that this Agreement should be terminated pursuant to Section 7.1 hereof, all further obligations of the parties under this Agreement, other than the provisions of Section 7.3, shall terminate without further liability of any party to another; provided, however, that a termination under Section 7.1 hereof shall not relieve any party of any liability for a willful or intentional breach of this Agreement, or be deemed to constitute a waiver of any available remedy for any such willful or intentional breach.

7.3 Termination Fee.

(a) Upon Termination. If (i) Purchaser shall terminate this Agreement pursuant to clause (i) of Section 7.1(c) or (ii) Company shall terminate this Agreement pursuant to clause (ii) of Section 7.1(d), then, in either case, Company shall pay to Purchaser, within five business days of such termination, a fee, in cash, in an amount equal to 4% of the product of the number of shares of outstanding Company Common Stock as of the date of termination times the Per Share Cash Consideration (the “Termination Fee”), plus the out-of-pocket expenses reasonably incurred by Purchaser in connection with the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby and related hereto (the “Transaction Expenses”).

(b) Upon Subsequent Transaction. If (i) this Agreement is terminated by either party pursuant to clause (iii) of Section 7.1(b), (ii) an Acquisition Proposal (other than by Purchaser) is pending at the time of the Special Meeting and (iii) with 12 months after the date of the Special Meeting, Company shall consummate an Alternative Transaction, then Company shall pay to Purchaser on demand an amount in cash equal to the Termination Fee plus the Transaction Expenses; provided that no such amount shall be payable to the extent that the Termination Fee and Transaction Expenses were paid under Section 7.3(a).

ARTICLE 8

MISCELLANEOUS

8.1 Survival. The representations, warranties, covenants and agreements made in this Agreement or in any instrument, agreement, certificate or other document delivered pursuant to this Agreement shall not survive the Closing or any termination of this Agreement except that (i) the provisions of Sections 1.10, 1.11 and 1.12 shall survive the Closing, (ii) the provisions of Sections 7.2 and Section 7.3 shall survive any termination of this Agreement, (iii) the provisions of this Article 8 shall survive the Closing and any termination of this Agreement, and (iv) the covenants that by their terms are to be performed by either party after the Effective Time or any termination of this Agreement shall survive the Closing or such termination.

8.2 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile, hand delivery or reputable overnight courier. The facsimile numbers and addresses of the parties set forth below shall be used for the delivery of notices unless and until a party changes its facsimile number or address for such purposes by notice to the other parties. Each such notice or other communication shall be effective (i) if given by facsimile, when transmission of the facsimile is confirmed by the sender’s facsimile machine, (ii) if given by reputable overnight courier, one business day after being delivered to the courier or (iii) if given by any other means, when actually received.

If to Company:	GA Financial, Inc.
4750 Clairton Boulevard
Pittsburgh, Pennsylvania 15236
Fax: 412-882-8580
Attn: John Kish

With a copy to:	Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219
Fax: 412-288-3063
Attn: Stephen W. Johnson

If to Purchaser:	First Commonwealth Financial Corporation
Old Courthouse Square
22 North Sixth Street
Indiana, Pennsylvania 15701
Fax: 724-349-6427
Attn: John J. Dolan

With a copy to:	Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
Fax: 303-298-0940
Attn: Andrew L. Blair, Jr.

or to such other address as any party hereto may hereafter designate to the other parties in writing.

8.3 Jurisdiction; Venue. Each of the parties hereto (i) agrees that any legal action or proceeding with respect to any dispute that arises out of this Agreement or any of the transactions contemplated hereby shall be brought in the state or federal courts of appropriate subject matter jurisdiction in Pittsburgh, Pennsylvania and (ii) hereby submits itself to the exclusive personal jurisdiction of such courts. Each party waives any objection to venue in any such court.

8.4 Amendments and Supplements. At any time prior to the Closing Date (whether before or after approval and adoption of the Agreement and the Merger by the Company Stockholders), this Agreement may be amended or supplemented by a written instrument signed by Purchaser and FCB and Company and Great American; provided that, after approval and adoption of this Agreement and the Merger by the Company Stockholders, without the affirmative vote of the holders of shares of Company Common Stock representing a majority of the votes that may be cast by the holders of all then outstanding shares of Company Common Stock, Company will not enter into any amendment to this Agreement that would (i) (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the Company Common Stock, (b) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of shares of Company Common Stock, or (ii) waive any condition set forth in Section 6.1 or 6.3 if such waiver would materially adversely affect the holders of shares of Company Common Stock.

8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice of law or conflict of laws rule or provision that would cause the application of the domestic substantive laws of any other jurisdiction.

8.6 Entire Agreement, Assignability, Etc. This Agreement (i) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the transactions and matters contemplated hereby (other than the Confidentiality Agreement), (ii) is not intended to confer any right or remedies upon any Person other than the parties hereto and the Company Stockholders (except for the rights and remedies available to (A) current and former employees of Company and the Company Subsidiaries under Section 5.5, and (B) the Covered Parties under Section 5.15), and (iii) shall not be assignable by either party without the prior written consent of the other party.

8.7 Exclusivity of Representations. Company has not and shall not be deemed to have made to Purchaser any representation or warranty other than as expressly made by Company in Article 3. Purchaser have not and shall not be deemed to have made to Company any representation or warranty other than as expressly made by Purchaser in Article 2.

8.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument. The signatures of the parties on this Agreement may be delivered by facsimile and any such facsimile signature shall be deemed an original.

8.9 Publicity. As promptly as practicable following the execution of this Agreement, Company and Purchaser shall issue a joint press release announcing the transactions contemplated hereby, which shall be reasonably acceptable to Company and Purchaser. Following that release and prior to the consummation of the Merger, except as required by Law or any listing agreement with a securities exchange, neither Company nor Purchaser nor any Company Subsidiary or Purchaser Subsidiary will, with respect to the transactions contemplated hereby, issue any press release or make any public statements or mail any communications or letters to their respective shareholders generally, except with the prior written consent of the other party or as otherwise permitted by this Agreement. With respect to any communication believed to be required by Law or any listing agreement with a securities exchange, the party making such communication agrees to use its best efforts to provide a copy of the text of such communication to the other party prior to its release and to afford the other party a reasonable opportunity to review and comment thereon.

8.10 Headings; Terms. The section headings contained in this Agreement are for convenience only and will not affect in any way the meaning or interpretation of this Agreement. Defined terms will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine or neuter, as the identity of the Person may require. The singular or plural includes the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than a limiting sense. The word “day” means a calendar day, unless a business day is specified. All references to “Sections” are to sections of this Agreement unless indicated otherwise.

8.11 Severability. The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the remaining terms and provisions hereof.

8.12 Waivers. No waiver by either party of any default, misrepresentation or breach of warranty or covenant hereunder will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence, and no waiver will be effective unless set forth in writing and signed by the party against whom such waiver is asserted.

8.13 Payment of Expenses. Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, Purchaser and Company shall each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

8.14 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement.

8.15 Remedies Cumulative. All remedies provided in this Agreement, by Law, equity or otherwise, shall be cumulative and not alternative.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the date first written above.

FIRST COMMONWEALTH FINANCIAL CORPORATION

By:	/s/ JOSEPH E. O’DELL
Name:	Joseph E. O’Dell
Title:	President and Chief Executive Officer

FIRST COMMONWEALTH BANK

By:	/s/ GERARD M. THOMCHICK
Name:	Gerard M. Thomchick
Title:	Director

GA FINANCIAL, INC.

By:	/s/ JOHN M. KISH
Name:	John M. Kish
Title:	Chairman of the Board and Chief Executive Officer

GREAT AMERICAN FEDERAL SAVINGS AND LOAN ASSOCIATION

By:	/s/ JOHN M. KISH
Name:	John M. Kish
Title:	Chairman of the Board and Chief Executive Officer

Exhibit A

Definitions

“Acquisition Proposal” means any written tender offer, agreement, understanding or other proposal of any nature received by Company pursuant to which any Person, other than Purchaser or a Purchaser Subsidiary, proposes to engage, directly or indirectly, in an Alternative Transaction.

“Advisory Board” is defined in Section 5.13.

“Affiliate” means, as to a designated Person, another Person that controls, is controlled by or is under common control with the designated Person, and control means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Aggregate Cash Consideration” means the product of (x) $35 times (y) 40% of the number of shares of Company Common Stock outstanding as of the Effective Time.

“Agreement” is defined in the first paragraph.

“Alternative Transaction” means a transaction or series of transactions in which any Person, other than Purchaser or a Purchaser Subsidiary, merges or consolidates with or into Company or Great American, acquires substantially all of the assets of Company or Great American, or acquires beneficial ownership (determined pursuant to Rule 13d-3 of the Exchange Act) of at least a majority of the total voting power of Company or Great American.

“AMEX” means the American Stock Exchange.

“Anti-Money Laundering Laws” is defined in Section 3.14(c).

“Average Closing Price” means the average closing price of the Purchaser Common Stock on the NYSE for the ten trading days ending with the third trading day prior to the Closing Date, provided, that if Purchaser enters into a definitive agreement with a third party providing for the acquisition by such third party of (i) substantially all of the assets of Purchaser or (ii) at least a majority of the outstanding shares Purchaser Common Stock, then the Average Closing Price will be calculated using the average closing price of the Purchaser Common Stock on the NYSE for the ten trading dates ending with the last trading day preceding the date on which such acquisition is first publicly announced.

“Bank Merger” is defined in the Recitals.

“Bank Plan of Merger” is defined in Section 1.2.

“Banking Code” is defined in Section 1.2.

“BHCA” is defined in Section 2.1.

“Book-Entry Shares” is defined in Section 1.10(c).

“Cancelled Option” is defined in Section 1.9(a)(ii).

“Cash Election Shares” is defined in Section 1.10(b).

“Closing Date” is defined in Section 1.13.

“Closing” is defined in Section 1.13.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph.

“Company Benefit Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to at any time since December 31, 1999 by Company or ERISA Affiliate, that together with Company would be deemed a “controlled group” within the meaning of Section 4001(a)(14) of ERISA, for the benefit of any employee, director or former employee or director of Company or any ERISA Affiliate including any such type of plan established, maintained or contributed to under the Laws of any foreign country.

“Company Common Stock” is defined in the Recitals.

“Company Contract” is defined in Section 3.9(a).

“Company Director BOLI” is defined in Section 5.5(f).

“Company Disclosure Schedule” is defined in the introductory paragraph of Article 3.

“Company Financial Statements” is defined in Section 3.6(a).

“Company 401(k) Plan” is defined in Section 5.5(d).

“Company Officer BOLI” is defined in Section 5.5(f).

“Company Option” is defined in Section 1.9(a).

“Company Option Plan” means Company’s 1996 Stock Based Incentive Plan.

“Company Preferred Stock” is defined in Section 3.2(a).

“Company Reports” is defined in Section 3.6(b).

“Company Stockholders” shall mean the holders of the Company Common Stock.

“Company Subsidiary” is defined in Section 3.2(c).

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of October 17, 2003, by and between Purchaser and Company.

“Continuing Employees” is defined in Section 5.5(a).

“Costs” is defined in Section 5.6(a).

“Covered Parties” is defined in Section 5.6(a).

“DGCL” is defined in Section 1.1.

“Dissenting Shares” is defined in Section 1.12.

“Dissenting Stockholder” is defined in Section 1.12.

“Effective Time” is defined in Section 1.3.

“Election Deadline” is defined in Section 1.10(c).

“Election Form” is defined in Section 1.10(b).

“Employment Agreement” is defined in Section 3.17(b).

“Environmental Regulations” means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all governmental entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any entity that is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the first entity.

“ESOP” is defined in Section 5.5(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 1.10(a).

“Exchange Ratio” shall be calculated by dividing (x) the Per Share Cash Consideration by (y) the Average Closing Price, and rounding the resulting number to three decimal places.

“FCB” is defined in the Recitals.

“FCB Common Stock” is defined in Section 2.2(b).

“FDIC” is defined in Section 2.1(b).

“FRB” is defined in Section 2.1(a).

“GAAP” is defined in Section 2.6(a).

“Governmental Entity” means (i) any federal, state, local, municipal or foreign government, (ii) governmental, quasi-governmental authority or body exercising or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority, including, without limitation, the Regulatory Agencies listed in Sections 2.6(b) and 3.6(b).

“Great American” is defined in the Recitals.

“Great American Common Stock” is defined in Section 3.2(b).

“Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto.

“HOLA” is defined in Section 1.2.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” is defined in Section 3.12.

“Internal Controls” is defined in Section 3.6(d).

“JMS” is defined in Section 3.17.

“Knowledge” means, with respect to any Person, the actual knowledge of such Person (or in the case of an entity, such Person’s executive officers and senior management personnel) after reasonable inquiry.

“Law” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Leases” is defined in Section 3.12(b).

“Letter of Transmittal” is defined in Section 1.10(b).

“Lien” means any security interest, mortgage, pledge, hypothecation, charge, claim, option, right to acquire, adverse interest, assignment, deposit arrangement, encumbrance, restriction, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

“Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to any Person, any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Person and its consolidated subsidiaries, taken as a whole, or (b) have, or would reasonably be expected to have a material adverse affect on the ability of such Person to consummate the Merger, in either case, other than a change, effect, event, occurrence or state of facts (i) resulting from any change in general economic or market conditions, (ii) which negatively affects the banking industry generally, (iii) the announcement of the transactions contemplated hereby and the taking of any action required by or the implementation of this Agreement, (iv) changes in Law, (v) the failure, in and of itself, by Company to meet any internal or published projections, forecasts or predictions for any period ending on or after the date of this Agreement, unless in the case of (i), (ii) or (iv), such change, effect, event, occurrence or state of facts has a materially disproportionate impact on the business, financial condition or results of operations of such Person.

“Maximum Premium” is defined in Section 5.6(b).

“Merger” is defined in the Recitals.

“No-Election Shares” is defined in Section 1.10(b).

“NYSE” means the New York Stock Exchange.

“Optionee” means an eligible individual holding outstanding Company Options under the Option Plan.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of such Person’s business operations, consistent in nature and amount with past practices.

“OTS” is defined in Section 1.2.

“PBCL” is defined in Section 1.1.

“PDB” shall mean the Pennsylvania Department of Banking.

“Pension Plan” shall mean any employee pension benefit plan as such term is defined in Section 3(2) of ERISA which is maintained by the referenced party.

“Per Share Cash Consideration” is defined in Section 1.4(a)(i).

“Person” means an individual and any corporation, partnership, trust, limited liability company, association or Governmental Entity.

“Post-Termination Payments” is defined in Section 5.5(e).

“Proxy Statement/Prospectus” is defined in Section 5.2.

“Purchaser” is defined in the first paragraph.

“Purchaser Common Stock” is defined in the Recitals.

“Purchaser Financial Statements” is defined in Section 2.6(a).

“Purchaser Preferred Stock” is defined in Section 2.2(a).

“Purchaser Reports” is defined in Section 2.6(a).

“Purchaser Subsidiary” means any direct or indirect subsidiary of Purchaser, whether consolidated or unconsolidated.

“Registration Statement” is defined in Section 5.2.

“Regulatory Agencies” is defined in Sections 2.6(b) and 3.6(b).

“Regulatory Applications” is defined in Section 5.1.

“Regulatory Approval” means the approvals of the FRB, FDIC, PDB and OTS described in Sections 2.5 and 3.5.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Special Meeting” is defined in Section 5.3.

“Stock Election Shares” shall have meaning given to such term in Section 1.10(b).

“Subsequent Determination” is defined in Section 5.4(c).

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal that the Board of Directors of Company determines in good faith, after consultation with its financial advisors, to be reasonably likely to result in a transaction that is more favorable to the Company Stockholders from a financial point of view than the transactions contemplated by this Agreement taking into account, among other factors, the payments that would be due under Section 7.3(a) and any delay and uncertainty in receipt of the consideration in the transaction.

“Surviving Corporation” is defined in the Recitals.

“Termination Fee” is defined in Section 7.3(a).

“Transaction Expenses” is defined in Section 7.3(a).

“Unlawful Gains” is defined in Section 3.14(c)

“Voting Agreement” means the Voting Agreement in the form attached as Exhibit C.

Exhibit B

Form of Affiliate Agreement

                    , 2004

First Commonwealth Financial Corporation

Old Courthouse Square

22 North Sixth Street

Indiana, PA 15701

Re:	Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 11, 2003 among First Commonwealth Financial Corporation (“FCFC”), First Commonwealth Bank, GA Financial, Inc. (“GA Financial”), and Great American Financial Savings and Loan Association

Ladies and Gentlemen:

I have been advised that I may be considered an “affiliate” of GA Financial, as that term is defined for purposes of Rule 145 (“Rule 145”) under the Securities Act of 1933 (the “Securities Act”). Pursuant to the Agreement, GA Financial will be merged with and into FCFC, and I may receive shares of FCFC common stock (the “Shares”) in exchange for my shares of GA Financial common stock.

I represent and warrant to, and agree with FCFC that:

1. I have carefully read this letter agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Shares, to the extent I felt necessary, with my counsel or counsel for GA Financial.

2. I will not make any sale, transfer or other disposition of the Shares in violation of the Securities Act or the rules and regulations promulgated thereunder.

3. I have been advised that the issuance of the Shares to me has been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act on a Registration Statement on Form S-4. I have also been advised, however, that because I may be considered an “affiliate” of GA Financial at the time the Merger was submitted for a vote of the shareholders of GA Financial, any public offer or sale by me of any of the Shares will require either (i) the further registration of the Shares under the Securities Act, (ii) compliance by me with Rule 145 or (iii) the availability of another exemption from registration of such Shares under the Securities Act.

4. I understand that the Shares have not been registered under the Securities Act for distribution by me, and that the Shares must be held by me unless (i) such Shares have been registered for distribution under the Securities Act, (ii) a sale of the Shares is made in conformity with the volume and other limitations of Rule 145 under the Securities Act or (iii) I deliver to FCFC an opinion of counsel in form and substance reasonably satisfactory to FCFC that some other exemption from registration under the Securities Act is available with respect to any proposed sale, transfer or other disposition of the Shares.

5. I understand that FCFC is under no obligation to register the sale, transfer or other disposition of the Shares by me or to take any other action necessary in order to make compliance with an exemption from registration available to me.

6. I understand that stop transfer instructions will be given to transfer agents of FCFC with respect to the Shares, and the following legend will be placed on the certificates representing such Shares:

The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in

accordance with the terms of a Letter Agreement dated                     , 2004, between the registered holder hereof and First Commonwealth Financial Corporation, a copy of which agreement is on file at the principal offices of First Commonwealth Financial Corporation.

7. I understand and agree that the legend set forth in paragraph 6 above will be removed by the delivery of substitute certificates without such legend if I deliver to First Commonwealth (i) a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to First Commonwealth, to the effect that such legend is not required for purposes of the Securities Act or (ii) evidence or representations satisfactory to First Commonwealth that the Shares represented by such certificates are being or have been sold in conformity with the provisions of Rule 145(d).

8. This letter agreement will apply to all shares of GA Financial common stock and all of the Shares that I am deemed to beneficially own pursuant to applicable federal securities laws.

By its acceptance of this Letter Agreement, First Commonwealth agrees that for a period of two years after the effective time of the Merger, it will file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, so that the public information provisions of SEC Rule 144(c) under the Securities Act are satisfied and the resale provisions of SEC Rules 145(d)(1) and (2) are therefore available to me in the event I desire to transfer any Shares issued to me in the Merger.

Very truly yours,

Name:
Title:

ACCEPTED:

FIRST COMMONWEALTH FINANCIAL CORPORATION

By:
Name:
Title:

Exhibit C

VOTING AGREEMENT

This VOTING AGREEMENT is made as of December     , 2003 by the undersigned shareholder (the “Shareholder”) of GA Financial, Inc., a Delaware corporation (“GA Financial”), for the benefit of First Commonwealth Financial Corporation, a Pennsylvania corporation (the “Purchaser”).

Recitals

Pursuant to the terms of an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”) among Purchaser, First Commonwealth Bank, a Pennsylvania-chartered banking corporation, GA Financial, and Great American Federal, a federally-chartered savings and loan association, the Purchaser has agreed to acquire GA Financial in a merger in which the outstanding shares of Common Stock of GA Financial will be converted, at the election of the holder (subject to proration as provided in the Merger Agreement), into the right to receive $35.00 per share in cash or shares of Purchaser’s Common Stock (the “Merger”). As a condition to its willingness to enter into the Merger Agreement, the Purchaser has required that the Shareholder agree, and the Shareholder is willing to agree, to the matters set forth herein.

Agreement

Accordingly, in consideration of the agreements of the Purchaser in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder, intending to be legally bound hereby, agrees as follows for the benefit of the Purchaser:

1. Representations and Warranties of Shareholder. The Shareholder represents and warrants to the Purchaser that he is the beneficial owner of and has the power to vote or direct the voting of the number of shares of GA Financial Common Stock set forth opposite his signature below (together with any other shares of GA Financial Common Stock acquired by the Shareholder prior to the termination of this Agreement, the “Shares”).

2. Transfer and Other Restrictions. The Shareholder agrees that, prior to the Merger, he shall not:

(a) sell, exchange, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, exchange, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares (other than Shares sold in connection with the cashless exercise of an option to purchase shares of GA Financial Common Stock, provided that the Shareholder agrees to notify the Purchaser prior to any such exercise), unless any subsequent holder agrees in writing to be bound by the provisions hereof;

(b) grant any proxies or enter into any voting agreement or similar arrangement with respect to any of the Shares, except proxies instructing that the Shares be voted in accordance with Section 3; or

(c) deposit any of the Shares into a voting trust or other similar arrangement, unless the trustee is required by the terms thereof to vote the Shares in accordance with Section 3.

3. Voting. The Shareholder agrees to attend, in person or by proxy, all meetings of the shareholders of GA Financial and, at any meeting of the shareholders of GA Financial, agrees to vote all of the Shares:

(a) in favor of the transactions contemplated by the Merger Agreement;

(b) against any action or agreement that could result in a breach in any material respect of any covenant, representation or warranty of GA Financial in the Merger Agreement; and

(c) except as otherwise agreed by the Purchaser or permitted under the Merger Agreement, against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving GA Financial, other than the Merger, or (ii) a sale or transfer of a material portion of the assets of GA Financial or the issuance of any securities of GA Financial, other than upon exercise of outstanding options.

4. Specific Enforcement. The Shareholder acknowledges that damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the Shareholder shall be specifically enforceable, in addition to any other remedy which may be available to the Purchaser at law or in equity.

5. Termination. This Agreement shall terminate without any action by any of the parties hereto upon the earlier to occur of (i) the termination of the Merger Agreement pursuant to its terms or (ii) the effective date of the Merger.

6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder as of the date first written above.

Shareholder:
No. of shares:
(Signature)
(Name)

ANNEX C

FAIRNESS OPINION OF JANNEY MONTGOMERY SCOTT LLC

April 16, 2004

The Board of Directors

GA Financial, Inc.

Members of the Board:

GA Financial, Inc. (“GA Financial”) and First Commonwealth Financial Corporation (“First Commonwealth”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of GA Financial with and into First Commonwealth (the “Merger”). The proposed merger consideration is outlined in the Merger Agreement dated December 11, 2003. You have asked our opinion, as of the date hereof, whether the merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of GA Financial.

Pursuant to the Merger Agreement, $35.00 in cash, or a number of First Commonwealth shares equal to the exchange ratio will be exchanged for each share of GA Financial stock, subject to the overall consideration paid by First Commonwealth consisting of at least 60% First Commonwealth Common Stock (“Merger Consideration”). The exchange ratio shall be calculated by dividing $35.00 by the average closing price of First Commonwealth on the NYSE for the ten trading days ending with the third trading day prior to the closing date of the Merger.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions. We have acted as financial advisor to GA Financial in connection with the Merger and will receive a fee for our services, a portion if which is contingent upon the consummation of the Merger. GA Financial has agreed to indemnify us for certain liabilities arising out of rendering this opinion. In addition, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of GA Financial or First Commonwealth for our own account or for the accounts of our customers.

In rendering our opinion, we have, among other things:

(a) reviewed the historical financial performances, current financial positions and general prospects of GA Financial and First Commonwealth;

(b) considered the proposed financial terms of the Merger and have examined the projected consequences of the Merger with respect to, among other things, market value, earnings and tangible book value per share of First Commonwealth Common Stock;

(c) to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared GA Financial and First Commonwealth from a financial point of view to these other banks and bank holding companies;

(d) reviewed the historical market price ranges and trading activity performance of Common Stock of GA Financial and First Commonwealth;

(e) reviewed publicly—available information such as annual reports, SEC filings and research reports;

(f) compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g) discussed with certain members of senior management of GA Financial and First Commonwealth the strategic aspects of the Merger, including estimated cost savings from the Merger;

(h) reviewed the Merger Agreement; and

(i) performed such other analyses and examinations as we deemed necessary.

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In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by GA Financial or First Commonwealth or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of GA Financial and First Commonwealth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of GA Financial or First Commonwealth or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of GA Financial or First Commonwealth or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that their respective allowance for loan losses are adequate to cover such losses. With respect to the financial projections, GA Financial and First Commonwealth’s management have confirmed that they reflect the best currently available estimates and judgements of such management of the future financial performance of GA Financial and First Commonwealth respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in GA Financial or First Commonwealth’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that GA Financial and First Commonwealth will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived.

Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of GA Financial and First Commonwealth as they exist and are known to us on the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of First Commonwealth necessarily will be when the First Commonwealth Common Stock is issued to GA Financial shareholders upon consummation of the Merger. In addition, we express no recommendation as to how the shareholders of GA Financial should vote at the shareholders meeting held in connection with the Merger.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of GA Financial.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

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ANNEX C

DELAWARE APPRAISAL RIGHTS STATUTE

DELAWARE GENERAL CORPORATION LAW

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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